BANCO SANTANDER CHILE INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ending on September 30, 2025, and 2024 and December 31, 2024

INTERIM CONSOLIDATED FINANCIAL STATEMENTS INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 3 INTERIM CONSOLIDATED STATEMENTS OF INCOME 5 INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME 7 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS 8 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 11 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTE 01 - CORPORATE INFORMATION 12 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 12 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 44 NOTE 04 - ACCOUNTING CHANGES 47 NOTE 05 - SIGNIFICANT EVENTS 48 NOTE 06 - REPORTING SEGMENTS 50 NOTE 07 - CASH AND CASH EQUIVALENTS 54 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 55 NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS 57 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS 58 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 59 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES 64 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST 75 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES 100 NOTE 15 - INTANGIBLE ASSETS 102 NOTE 16 - FIXED ASSETS 104 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS 106 NOTE 18 - CURRENT AND DEFERRED TAXES 109 NOTE 19 - OTHER ASSETS 114 NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE 115 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 116 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST 118 NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS 128 NOTE 24 - PROVISIONS FOR CONTINGENCIES 130 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 131 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK 132 NOTE 27 - OTHER LIABILITIES 134 NOTE 28 - EQUITY 135 NOTE 29 - CONTINGENCIES AND COMMITMENTS 140 NOTE 30 - INTEREST INCOME AND EXPENSES 143 NOTE 31 - READJUSTMENT INCOME AND EXPENSE 145 NOTE 32 - COMMISSION INCOME AND EXPENSES 146 NOTE 33 - NET FINANCIAL INCOME 151 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES 153 NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS 154 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 155 NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES 156 NOTE 38 - ADMINISTRATIVE EXPENSE 159 NOTE 39 - DEPRECIATION AND AMORTIZATION 160 NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS 161 NOTE 41 - CREDIT LOSS EXPENSES 162 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS 167 NOTE 43 - TRANSACTION WITH RELATED PARTIES 168 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES 175 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES 183 NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 185 NOTE 47 - RISK MANAGEMENT AND REPORTING 186 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 215 NOTE 49 - SUBSEQUENT EVENTS 223

As of September 30, As of December 31, 2025 2024 ASSETS Note Ch$mn Ch$mn Cash and deposits in banks 7 1,983,033 2,695,560 Cash in collection process 7 1,973,045 572,552 Financial assets held for trading at fair value through profit or loss 8 11,076,950 12,639,097 Financial derivatives contracts 8 10,493,208 12,309,770 Debt financial instruments 8 583,742 329,327 Other 8 - - Non-trading financial assets mandatory measured at fair value 9 - - Financial assets designated at fair value through profit or loss 10 - - Financial assets at fair value through other comprehensive income 11 3,711,132 2,762,388 Debt financial instruments 11 3,478,215 2,687,485 Other 11 232,917 74,903 Financial derivative contracts for hedge accounting 12 408,424 843,628 Financial assets at amortized cost 13 45,601,016 45,438,590 Rights under repurchase and securities lending agreements 13 434,334 153,087 Debt financial instruments 13 5,494,359 5,176,005 Interbank loans 13 32,186 31,258 Loans and receivables from clients - Commercial 13 16,902,294 17,115,723 Loans and receivables from clients - Mortgage 13 17,269,116 17,398,598 Loans and receivables from clients - Consumer 13 5,468,727 5,563,919 Investment in companies 14 64,808 59,785 Intangible assets 15 77,491 88,669 Fixed assets 16 201,929 198,092 Assets with leasing rights 17 86,841 114,546 Current taxes 18 91 60 Deferred taxes 18 461,673 459,977 Other assets 19 2,538,382 2,535,775 Non-current assets and disposal groups for sale 20 55,392 50,214 TOTAL ASSETS 68,240,207 68,458,933 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of September 30, 2025 and December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 3

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2025 and December 31, 2024

		As of September 30,	As of December 31,
		2025	2024
LIABILITIES	Note	Ch$mn	Ch$mn
Cash in collection process	7	1,887,590	497,110
Financial liabilities held for trading at fair value through profit or loss	21	9,977,817	12,155,024
Financial derivatives contracts	21	9,977,817	12,155,024
Other	21	-	-
Financial liabilities designated at fair value through profit or loss	10	-	-
Financial derivative contracts for hedge accounting	12	889,991	898,394
Financial liabilities at amortized cost	22	44,700,351	44,307,585
Deposits and other demand liabilities	22	13,104,053	14,260,609
Time deposits and other term equivalents	22	16,252,367	17,098,625
Obligations under repurchase and securities lending agreements	22	3,331,393	276,588
Interbank borrowing	22	3,991,709	4,337,947
Debt financial instruments issued	22	7,832,365	8,133,275
Other financial liabilities	22	188,464	200,541
Obligations under leasing contracts	17	45,056	66,882
Financial instruments of regulatory capital issued	23	2,614,764	2,604,079
Provisions for contingencies	24	136,549	121,638
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	25	492,040	606,141
Special provisions for credit risk	26	247,013	343,788
Current taxes	18	37,554	48,548
Deferred taxes	18	3,611	-
Other liabilities	27	2,500,403	2,412,910
Liabilities included in disposal groups for sale	20	-	-
TOTAL LIABILITIES		63,532,739	64,062,099
EQUITY			
Capital	28	891,303	891,303
Reserves	28	3,459,800	3,232,505
Other accrued comprehensive income	28	(103,575)	(107,174)
Items that will not be reclassified to profit or loss		1,747	1,393
Items that may be reclassified to profit or loss		(105,322)	(108,567)
Retained earnings (expense) from prior years		39,022	24,324
Profit for the period	28	797,869	857,623
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	28	(492,040)	(606,141)
Equity holders of the Bank		4,592,379	4,292,440
Non-controlling interest		115,089	104,394
TOTAL EQUITY		4,707,468	4,396,834
TOTAL LIABILITIES AND EQUITY		68,240,207	68,458,933

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 4

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending September 30, 2025 and 2024

		For the nine month period ended September 30,		For the quarter ended September 30,	
		2025	2024	2025	2024
	Note	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interest income	30	2,549,147	2,748,040	857,429	884,368
Interest expense	30	(1,255,475)	(1,666,788)	(422,901)	(477,842)
Net interest income	**30**	**1,293,672**	**1,081,252**	**434,528**	**406,526**
Readjustment income	31	304,514	320,227	44,817	109,420
Readjustment expenses	31	(85,699)	(103,898)	(405)	(38,814)
Net readjustment income	**31**	**218,815**	**216,329**	**44,412**	**70,606**
Commission income	32	787,060	708,257	264,085	244,135
Commission expense	32	(345,918)	(299,938)	(119,636)	(97,839)
Net commission income	**32**	**441,142**	**408,319**	**144,449**	**146,296**
Financial result per:					
Assets and liabilities for trading	33	76,438	(1,941)	94,965	8,065
Non-trading financial assets mandatory measured at fair value through profit or loss	33	-	-	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-	-	-
Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	2,024	(40,713)	5,070	4,607
Exchange, readjustments and hedge accounting of foreign currencies	33	136,905	223,134	(18,834)	59,427
Reclassifying of financial assets due to changes in business model	33	-	-	-	-
Other financial results	33	-	-	-	-
Net financial result	**33**	**215,367**	**180,480**	**81,201**	**72,099**
Results from investments in companies	34	6,863	6,478	2,412	2,268
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	(795)	(3,463)	3,934	(2,920)
Other operating income	36	2,140	6,636	865	(181)
TOTAL OPERATING COST		**2,177,204**	**1,896,031**	**711,801**	**694,694**
Expenses from obligations to employees	37	(307,995)	(298,388)	(102,189)	(105,148)
Administrative expenses	38	(301,308)	(276,019)	(95,845)	(91,006)
Depreciation and amortization	39	(101,150)	(105,712)	(33,124)	(34,529)
Impairment of non-financial assets	40	(2,924)	-	(1,826)	-
Other operational expenses	36	(67,789)	(77,446)	(30,714)	(21,295)
TOTAL OPERATIONAL COST		**(781,166)**	**(757,565)**	**(263,698)**	**(251,978)**
OPERATING INCOME BEFORE CREDIT LOSS		**1,396,038**	**1,138,466**	**448,103**	**442,716**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 5

For the nine month period ended September 30, For the quarter ended September 30, 2025 2024 2025 2024   Note Ch$mn Ch$mn Ch$mn Ch$mn Credit loss expenses due to: Provisions for credit risk due from banks and loans and receivables from clients 41 (663,240) (498,508) (186,349) (170,893) Special provisions for credit risk 41 96,222 (400) (1,466) (68) Recovery of impaired loans 41 136,721 104,933 43,446 34,027 Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income 41 (92) 455 744 690 Credit loss expenses 41 (430,389) (393,520) (143,625) (136,244) OPERATIONAL RESULT 965,649 744,946 304,478 306,472 Results from continuing operations before taxes 965,649 744,946 304,478 306,472 Income tax 18 (156,229) (154,136) (53,612) (59,357) Results from continuing operations after taxes 809,420 590,810 250,866 247,115 Results from discontinued operations before taxes 18 - - - - Discontinued operations tax - - - - Results from discontinued operations after taxes - - - - CONSOLIDATED PROFIT FOR THE PERIOD 28 809,420 590,810 250,866 247,115 Attributable to: Equity holders of the Bank 28 797,869 581,109 247,514 243,133 Non-controlling interest 28 11,551 9,701 3,352 3,982 Earnings per share attributable to equity holders of the Bank: Basic earnings 28 4.23 3.08 1.31 1.29 Diluted earnings 28 4.23 3.08 1.31 1.29 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF INCOME For the periods ending September 30, 2025 and 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 6

    For the period of 9 months until September 30, For the quarter ended September 30, 31-12-2021 2025 2024 2025 2024   Note Ch$mn Ch$mn Ch$mn Ch$mn CONSOLIDATED PROFIT FOR THE PERIOD 809,420 590,810 250,866 247,115 Other comprehensive results for the period: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans - - - - Changes in the fair value of equity instruments designated at fair value through other comprehensive income 958 (266) 105 (222) Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability - - - - OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 958 (266) 105 (222) Income tax on other comprehensive results that will not be reclassified to profit or loss 18 (259) 72 (29) 60 TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 699 (194) 76 (162) ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS 28 Changes in the fair value of financial assets at fair value through other comprehensive income 28 (5,738) 18,347 3,203 29,406 Translation differences by foreign entities 28 - - - - Hedge accounting of net investments in foreign entities 28 - - - - Cash flow hedge accounting 28 9,072 (155,896) (21,057) (39,778) Undesignated elements of hedge accounting instruments 28 - - - - Other 28 1,200 (1,053) (2) (8) OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 4,534 (138,602) (17,856) (10,380) Income taxes on other comprehensive income that may be reclassified to profit or loss 18 (1,224) 37,423 4,821 2,808 TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 3,310 (101,179) (13,035) (7,572) TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD 28 4,009 (101,373) (12,959) (7,734) CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 28 813,429 489,437 237,907 239,381 Attributable to: Equity holders of the Bank 801,468 479,843 234,523 235,485 Non-controlling interest   11,961 9,594 3,384 3,896 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME For the periods ending September 30, 2025 and 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 7

September 30, 2025 2024    Note Ch$mn Ch$mn CASH FLOWS FROM OPERATING ACTIVITIES: CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD 965,649 744,946 Non-cash charges (credits) to profit or loss (1,212,442) (984,640) Depreciation and amortization 39 101,150 105,712 Impairment of non-financial assets 40 2,924 - Provisions for asset risks 41 567,110 498,453 Fair value adjustments transferred to profit or loss (1,729) (42,198) Results from investments in companies 34 (6,863) (6,479) Results from the sale of goods received in payment or awarded in a judicial auction 35 (7,703) (2,237) Provisions for assets received in payment 35 (1,132) 1,255 Profit/loss on sale of shareholding in other companies 34 - 1 Profit on sale of fixed assets 35 (2,709) (3,532) Write-off of assets received in lieu of payment 35 26,750 11,179 Interest and adjustment net income 30-31 (1,512,487) (1,297,581) Net commission income 32 (441,142) (408,319) Other non-cash charges (credits) to profit or loss (92,840) 4,970 Income tax 156,229 154,136 Increase/decrease in operating assets and liabilities 667,837 447,365 Decrease (increase) in loans and receivables from clients 336,512 420,975 Decrease (increase) in financial investments (1,363,499) 4,200,531 Decrease (increase) in repurchase agreements (assets) (281,248) (164,459) Decrease (increase) in interbank loans (927) 66,200 Decrease (increase) in assets received or awarded in payment (873) (270) Increase (decrease) in creditors in current accounts (1,098,390) 4,721 Increase (decrease) in deposits and time deposits (846,258) 356,299 Increase (decrease) in liabilities to domestic banks (10,833) (2,008) Increase (decrease) in other deposits and sight accounts 14,733 16,118 Increase (decrease) in liabilities to foreign banks (335,405) (778,875) Increase (decrease) in obligations to the Central Bank of Chile - (6,048,867) Increase (decrease) in repurchase contracts (liabilities) 3,054,806 1,322,894 Increase (decrease) in other financial obligations (12,077) (125,077) Net increase in other assets and liabilities 338,824 596,843 Interest and readjustments received 3,131,294 2,643,592 Interest and readjustments paid (2,494,457) (2,269,510) Dividends received from investments in companies 3,385 966 Fees and commissions received 578,168 507,230 Fees and commissions paid (345,918) (299,938) Total cash flow provided by (used in) operating activities 421,044 207,671 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending September 30, 2025 and 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 8

September 30, 2025 2024 Note Ch$mn Ch$mn CASH FLOWS FROM INVESTMENT ACTIVITIES     Purchases of fixed assets 16 (38,623) (29,377) Sales of fixed assets 8,507 8,468 Purchase of intangible assets 15 (26,712) (31,699) Acquisitions of investments in companies - - Total cash flow provided by (used in) investment activities (56,828) (52,608) CASH FLOW FROM FINANCING ACTIVITIES Attributable to shareholders' interest (1,069,518) (930,051) Placement of Subordinated bond - - Redemption of subordinated bonds and interest payments (9,691) - Dividends paid (600,336) (347,483) Redemption and payment of interest/principal on letters of credit (156) (879) Placement of current bonds 1,410,311 579,173 Redemption and payment of interest/principal on mortgage bonds (9,274) (8,371) Redemption and payment of interest/principal on current bond capital (1,821,183) (1,112,178) Placement of perpetual bonds - - Redemption and payment of interest/principal on perpetual bonds (15,295) (15,462) Payment of interest/principal on capital lease obligations (23,894) (24,851) Attributable to non-controlling interest - - Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest - - Total cash flows used in financing activities (1,069,518) (930,051) D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD (705,302) (774,988) E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS 2,788 (465) F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 2,771,002 2,723,282 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 2,068,488 1,947,829 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ending on September 30, 2025 2024 Note Ch$mn Ch$mn Credit Risk Provision for the Statements of Cash Flow 567,110 498,453 Recovery of impaired loans (136,721) (104,933) Net provisions for loan losses 41 430,389 393,520 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending September 30, 2025 and 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 9

Changes other than cash Reconciliation of liabilities arising from financing activities 31.12.2024 Cash Flow Acquisition Foreign Currency Movement UF Movement Fair Value Changes 09.30.2025   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subordinated Bonds 1,910,697 (9,691) - - 42,020 - 1,943,026 Senior bonds 8,067,274 (410,872) - - 119,158 - 7,775,560 Mortgage bonds 65,781 (9,274) - - 234 - 56,741 Bonds without fixed maturity 693,382 (15,295) - (6,349) - - 671,738 Letters of credit 220 (156) - - - - 64 Dividends paid - (600,336) - - - - (600,336) Obligations under leasing contracts 66,882 (23,894) - - 2,068 - 45,056 Total liabilities from financing activities 10,804,236 (1,069,518) - (6,349) 163,480 - 9,891,849 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending September 30, 2025 and 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 10

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ending on September 30, 2025 and December 31, 2024

	Equity attributable to shareholders										
		Reserves		Other accrued comprehensive income			Accrued profits and profits corresponding to the period				
	Capital	Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash flow hedge	Income tax	Retained profits from previous periods	Annual Profits (**)	TOTAL	Non-controlling interest (*)	Total Equity
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Opening balances as of January 1, 2024	**891,303**	**3,117,463**	**(2,224)**	**(91,596)**	**84,416**	**1,938**	**519,891**	**(154,033)**	**4,367,158**	**124,735**	**4,491,893**
Payment of common stock dividends	-	-	-	-	-	-	(347,483)	-	**(347,483)**	-	**(347,483)**
Income reserves from the previous period	-	117,266	-	-	-	-	(117,266)		**-**	-	**-**
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(451,409)	**(451,409)**	-	**(451,409)**
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(30,818)	(699)	**(31,517)**	-	**(31,517)**
Other movements	-	-	-	-	-	-	-	-	**-**	(27,229)	**(27,229)**
Subtotal: Transactions with shareholders during the period	**-**	**117,266**	**-**	**-**	**-**	**-**	**(495,567)**	**(452,108)**	**(830,409)**	**(27,229)**	**(857,638)**
Profit for the year (period)	-	-	-	-	-	-	-	857,623	**857,623**	6,886	**864,509**
Other comprehensive income for the year	-	-	-	22,584	(162,217)	37,701	-	-	**(101,932)**	2	**(101,930)**
Subtotal: Comprehensive income for the year	**-**	**-**	**-**	**22,584**	**(162,217)**	**37,701**	**-**	**857,623**	**755,691**	**6,888**	**762,579**
Closing balance on December 31, 2024	**891,303**	**3,234,729**	**(2,224)**	**(69,012)**	**(77,801)**	**39,639**	**24,324**	**251,482**	**4,292,440**	**104,394**	**4,396,834**
Distribution of results from previous year							**857,623**	**(857,623)**			
Opening balances as of January 1, 2025	**891,303**	**3,234,729**	**(2,224)**	**(69,012)**	**(77,801)**	**39,639**	**881,947**	**(606,141)**	**4,292,440**	**104,394**	**4,396,834**
Payment of common stock dividends	-	-	-	-	-	-	(600,336)	-	**(600,336)**	-	**(600,336)**
Reserves of income from the previous period	-	227,295	-	-	-	-	(227,295)	-	**-**	-	**-**
Provision for payment of common stock dividends	-	-	-	-	-	-	-	121,608	**121,608**	-	**121,608**
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(15,294)	(7,507)	**(22,801)**	-	**(22,801)**
Other movements	-	-	-	-	-	-	-	-	**-**	(1,266)	**(1,266)**
Subtotal: Transactions with shareholders during the period	**-**	**227,295**	**-**	**-**	**-**	**-**	**(842,925)**	**114,101**	**(501,529)**	**(1,266)**	**(502,795)**
Profit for the year (period)	-	-	-	-	-	-	-	797,869	**797,869**	11,551	**809,420**
Other comprehensive results for the period	-	-	-	(4,142)	9,072	(1,331)	-	-	**3,599**	410	**4,009**
Subtotal: Comprehensive income for the period	**-**	**-**	**-**	**(4,142)**	**9,072**	**(1,331)**	**-**	**797,869**	**801,468**	**11,961**	**813,429**
Closing balance as of September 30, 2025	**891,303**	**3,462,024**	**(2,224)**	**(73,154)**	**(68,729)**	**38,308**	**39,022**	**305,829**	**4,592,379**	**115,089**	**4,707,468**

(*) See Note 02 letter c for non-controlling interest,

(**) Contains profit for the period and provisions for dividends, interest payments and re-appreciation of issued financial instruments of regulatory capital.

Period	Profit attributable to equity holders	Allocated to reserves	Allocated to dividends	Percentage distribution	Number of shares	Dividend per share (In Ch$)
	Ch$mn	Ch$mn	Ch$mn	%		
Year 2024 (Shareholders Meeting April 2025)	857,623	227,295	600,336	70%	188,446,126,794	3.186
Year 2023 (Shareholders Meeting April 2024)	496,404	117,266	347,483	70%	188,446,126,794	1.844

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 11

NOTE 01 - CORPORATE INFORMATION Banco Santander-Chile is a banking corporation organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) program. Banco Santander Spain controls Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., both subsidiaries controlled by Banco Santander Spain. As of September 30, 2025, Banco Santander Spain directly or indirectly owns 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A., which allows Banco Santander Spain control over 67.18% of the Bank's shares. The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander-Chile and its affiliates (collectively referred to as 'Bank' or 'Santander-Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collections, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking. The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl. NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 1. Preparation basis These Interim Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022, as well as the instructions issued by the FMC. The FMC, under Law No 21,000, provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts. Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail. The Bank uses certain currency terms and conventions for these Interim Consolidated Financial Statements. Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile'. The notes in the Interim Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income,Interim Consolidated Statement of Change in Equity and Interim Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner. 2. Preparation of the Interim Consolidated Financial Statements The Interim Consolidated Financial Statements as of September 30, 2025, and December 31, 2024 incorporate the individual financial statements of the Bank and its controlled entities (affiliates) and include the adjustments, reclassifying and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements'. Control is achieved when the Bank: i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 12

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include:

- The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
- The potential voting rights held by the Bank, other vote holders or other parties.
- The rights arising from other contractual agreements.
- Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Interim Consolidated Statements of Income and Interim Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary.

Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the book value of the Bank's equity holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognized directly in equity and attributed to the equity owners of the Bank.

The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statement of Change in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Interim Consolidated Statements of Income.

The following table shows the composition of the entities over which the Bank can exercise control and, therefore, form part of the consolidation perimeter:

i. Entities controlled by the Bank through participation in equity

	Main Activity	Place of Incorporation and operation	% of ownership As of September 30, 2025 Direct	Indirect	Total	As of December 31, 2024 Direct	Indirect	Total	As of September 30, 2024 Direct	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	-	-	-	-	-	-	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests).

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 13

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank was authorized by the FMC to carry out the sale of its stake in the subsidiary Klare Corredora de Seguros S.A., which was finalized at the close of fiscal year 2024, and therefore is no longer part of the Bank's consolidation perimeter.

ii. Entities controlled by the Bank through other considerations and Associates

The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
- Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards.

The company Bansa Santander S.A. was included in the consolidation perimeter until May 2024. The company Pagonxt Payments Chile SpA was included in the consolidation perimeter until December 2024. See Note 05 – Significant Events.

An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 'Investments in Associates and Joint Ventures'.

The following entities in which the Bank has an interest and are recognized using the equity method are considered 'associates':

		Place of	% of ownership		
		Incorporation	As of September 30,	As of December 31,	As of September 30,
Name of associated entity	Main Activity	and operation	2025	2024	2024
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card service	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic funds transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publicly offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payment clearing	Santiago, Chile	13.72	13.72	15.00
Administrador Financiero del Transantiago S.A.	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence.

iii. Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 'Financial Instruments'. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range.

In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognized in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Interim Consolidated Statements of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 'Financial Instruments' impairment model.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 14

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 3. Non-controlling interest Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position . In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non-controlling interest. This is because the Bank controls them, but has no ownership expressed as a percentage. 4. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects: i. The nature of the products and services. ii. The nature of production processes. iii. The type of customer category for which its products and services are intended. iv. The methods used to distribute their products or provide services. v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds: i. Its reported revenues from ordinary activities, including both sales to external clients and inter-segment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities. ii. The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss. iii. Its assets equal or exceed 10% of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Interim Consolidated Financial Statements users. Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'. Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. iii. For which discrete financial information is available. 5. Functional and presentation currency The Bank, in according to IAS 21 'The Effects of Changes in Foreign Exchange Rates', has defined the Chilean Peso as its functional and presentation currency, as this is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences the cost and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency'. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 15

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 6. Transaction in foreign currencies The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars. The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (spot rate), which amounts to $961.65 per US$ for September 2025 and $912.36 for September 2024 ($994.10 per US$1 for December 2024). For all other currencies, an external pricing provider is used. The net foreign exchange gain and loss includes recognizing the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank. 7. Cash and cash equivalents The indirect method is used to prepare the Interim Consolidated Statement of Cash Flows, starting with the Bank's consolidated pre- tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing. The following items are taken into consideration in the preparation of the Interim Consolidated Statement of Cash Flows: i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents. iv. Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities. 8. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity. A 'financial asset' is any asset that is: (a) cash; (b) an equity instrument of another entity; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or (d) a contract that will or may be settled using the entity's own equity instruments. A 'financial liability' is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled using the entity's equity instruments. An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities. A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date. 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 16

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ii. Initial recognition The Bank shall recognize a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations). A conventional purchase or sale of financial assets shall be recognized using the accounting contract date or settlement date. iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets. The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both. Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments). Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin. For the assessment, the Bank conducts a Test evaluating whether the contractual flows meet the criteria for a core lending arrangement. The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets. The assessment of business models is not an instrument-by-instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others. According to the above, the objectives of the business models are: • To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life. Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration. • To maintain financial assets for collection and sale. Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal. Therefore, there is a higher frequency and value of sales for this purpose. • Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets. Assets are managed on a sales basis, and decisions are made on a fair value basis. In accordance with the above, the Bank will classify its financial assets based on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss. Additionally, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 17

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities measured at fair value through profit or loss. Reclassifications Reclassifying financial assets only occurs only when the business model for managing financial assets has changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified. iv. Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss. Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following: (i) Amortized cost A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount. Interest income shall be calculated using the effective interest method. This method applies to financial assets and liabilities measured at amortized cost (interest income and interest expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortized cost of a financial liability. (ii) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model in which the objective are to obtain the contractual cash flows, to sell financial assets, and if the contractual terms of the financial asset give rise, at specified dates, to receive cash flows that are solely payments of principal and interest on the outstanding principal amount. 1. Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortized cost or fair value through other comprehensive income. 2. Irrevocable election to measure at fair value with changes in other comprehensive income. Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the de-recognition of these equity instruments are not transferred to profit or loss. Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for derivatives measured at fair value through profit or loss. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 18

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued v. De- recognition of financial assets/liabilities A financial asset shall be derecognized when and only when: (i) The contractual rights to the cash flow from the financial asset expire, or (ii) The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients. In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognized. In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing nor grants any credit enhancement to the new owners, and other similar cases, the transferred financial asset is recognized from the Interim Consolidated Statements of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer. In the case of sales of financial assets: (i) under fixed-price repurchase agreements or using the sale price plus interest, (ii) of securities lending agreements in which the borrower must return the same or (iii) similar assets and in other akin cases, the transferred financial asset is not recognized from the Interim Consolidated Statements of Financial Position and continues to be measured using the same criteria as before the transfer. A financial liability is recognized when and only when it is extinguished – that is, when the obligation specified in the contract is paid for, cancelled or expired. In the case of loans, the FMC requirements for recognition apply. See letter o), VIII. vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statements of Financial Position when, and only when, there is now a legally enforceable right to set off the recognized amounts and an intention to settle the net amount or to realize the asset and settle the liability, simultaneously. As of September 30, 2025, and 2024, and December 31, 2024, the Bank has no financial asset/liability that offset. 9. Financial derivatives and hedge accounting Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). iii. To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments. The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met: 1. To cover one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging'). b. Changes in estimated cash flows originating from financial assets and liabilities, highly probable commitments and transactions that are expected to be carried out ("cash flow hedge"). c. The net investment in a foreign operation ('hedge of a net investment in a foreign operation'). Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 19

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 2. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that: a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness'). b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness'). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks. The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows: a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Interim Consolidated Statements of Income. b. For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro-hedges'), gains or losses arising on measurement of the hedging instruments are recognized directly in the Interim Consolidated Statements of Income under 'Interest and adjustment income'. c. For cash flow hedges, the efficient portion of the change in the value of the hedging instrument is recorded in the Interim Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity. d. Differences in the valuation of the hedging instrument corresponding to the inefficient portion of cash flow hedging transactions are recognized directly in the Interim Consolidated Statements of Income in 'Net income from financial operations'. If a derivative designated as a hedge, whether due to termination, ineffectiveness, or any other cause, does not meet the above requirements, hedge accounting is discontinued. When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable. When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognized in the Interim Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was efficient) continues to be recognized in equity until the hedged transaction occurs. At that time, it is recognized in the Interim Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognized immediately in the Interim Consolidated Statements of Income. Banco Santander Chile has initiated a transition plan to adopt hedge accounting in accordance with the guidelines of IFRS 9 for the year 2025. Embedded derivatives in hybrid financial instruments 'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable. It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would on a stand-alone basis. As of September 30, 2025, and 2024, and December 31, 2024, Banco Santander-Chile holds embedded derivatives in dual currency contracts in its portfolio. 10. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value. Assets and liabilities subsequently measured at amortized cost are not required to be measured at fair value. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 20

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement is for a specific asset or liability. Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date. In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either: (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability. When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and especially, the different types of risk related to the instrument. When valuation techniques are used, they maximize the use of the relevant observable input data and minimize that of unobservable input data. For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy. Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close-out cost). All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date. If their fair value is positive, they shall be recorded as an asset; if their fair value is negative, they shall be recorded as a liability. In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price. Changes in the fair value of derivatives from the trade date are recognized with a balancing entry in the Interim Consolidated Statements of Income under "Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss". Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over-the-counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets: 'net present value' (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included the credit risk of the derivative, be it the Bank’s own credit risk (Debt Valuation Adjustment or “DVA”) or the counterparty’s credit risk (Credit Valuation Adjustment or “CVA”). The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets because of the exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value. For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded. Equity instruments and contracts related to these instruments must be measured at fair value. Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate. This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range. Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income. As of September 30, 2025, and 2024, and December 31, 2024, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 21

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives. Valuation techniques According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange-traded derivatives, securitized assets, equities, short positions and issued bonds. In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and sometimes use significant unobservable inputs in market data (level 3). Various techniques are used to estimate it, including extrapolating observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates. The main techniques used as of September 30, 2025, and 2024, and December 31, 2024 by the Bank's internal models to determine the fair value of financial instruments are described below: i. The present value method is used to value financial instruments that allow static hedging (mainly forwards and swaps). Expected future cash flows are discounted using the interest rate curves of the corresponding currencies. As a rule, interest rate curves are data that can be observed on the markets. ii. In the valuation of financial instruments that require dynamic hedging (mainly structured options and other structured instruments), the “Black-Scholes” model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the diluted bid-offer, exchange rates, volatility, correlation between indices and market liquidity. iii. In the valuation of certain financial instruments subject to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the “Black-Scholes” model (“plain vanilla” options) are used. The main inputs used in these models are mainly observable market data, including the corresponding interest rate curves, volatilities, correlations and exchange rates. The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management verifies that the valuation models do not incorporate significant subjectivity. Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices. The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards). Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use. Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 22

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 11. Fixed assets This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows: a. Fixed assets for own use Fixed assets for own use are presented at their acquisition cost, less its corresponding accumulated depreciation and, if applicable, the impairment losses that result from comparing the net value of each item with its corresponding recoverable amount. This includes, among others, the material assets received by the consolidated entities for the liquidation, in whole or in part, of financial assets that represent collection rights against third parties, and which are expected to be continuously used and owned. Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets: ITEM Useful Life (Months) Land - Paintings and works of art - Carpets and curtains 36 Computers and Hardware 36 Vehicles 36 Machines and general equipment 60 Office furniture 60 Telephone and communication systems 60 Security systems 60 Rights over telephone lines 64 Air conditioning systems 84 ATMs and teleconsultations 120 Other installations 120 Buildings 1,200 At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary. Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statements of Income in future years based on the new useful lives. Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. b. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 23

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 12. Leases At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether: • The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right. • The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. • The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used. i. As a lessee The Bank recognizes a right-of-use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are for offices and branches which are necessary to undertake its activities. In the beginning, the right-of-use asset is equal to the lease liability. It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration. The average incremental interest rate is 1.69%. Subsequently, the asset is straight-line depreciated according to the contract's duration, and the financial liability is amortized in terms of the monthly payments. The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year. The lease's term encompasses non-cancellable periods stipulated within each contract. In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non-cancellable period of its lease contracts. Contracts with a non-cancellable period of 12 months or less are treated as short-term leases. Therefore, the related payments are recorded as a straight-line expense. Any change in the lease term or rent is treated as a new measurement of the lease. In the initial measurement, the Bank measures the right-of-use of the asset at cost. The rent of the lease contracts is agreed in UF and payable in Chilean pesos. According to Circular No 3,649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement. Therefore, readjustments should be recognized as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted. The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. ii. As a lessor When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease. To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset. If so, this corresponds to a financial lease. Otherwise, it is an operating lease. The Bank recognizes lease rentals received on a straight-line income basis over the lease term. iii. Third-party financing The sum of present values of the lease payments receivable from the lessee is recognized in the line item: 'Loans and receivables from customers' in the Interim Consolidated Statements of Financial Position. This includes the price of the lessee's right-to-call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right. The financial income and expense derived from these contracts are recorded in the Interim Consolidated Statements of Income under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 24

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 13. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the loans is recorded as interest income in the Interim Consolidated Statements of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment. 14. Intangible assets Intangible assets are non-monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost) when the asset's cost can be measured reliably. Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank. To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortization and accumulated impairment loss are subtracted. Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. Intangible assets are amortized linearly based on their estimated useful life, defined by default at 36 months. They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated. Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalized. 15. Non-current assets held for sale Non-current assets held for sale and discontinued operations Per the IFRS 5, 'Non-current assets held for sale and discontinued operations', a non-current asset is classified as held for sale if their carrying amount will be recovered mainly through a sale transaction rather than through continued use. To apply the above classification, the asset must meet the following requirements: • It must be available in its current conditions for immediate sale, and a sale must be highly probable. • For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated. • Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell. Assets received or awarded in lieu of payment The goods received or awarded in lieu of payment of loans and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction. In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired. If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Interim Consolidated Statements of Income under 'Credit loss expenses'. These assets are subsequently valued at the lower amount between the initially recorded figure and the net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale. The differences between the two are recognized in the Interim Consolidated Statements of Income under 'Other operating expenses'. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 25

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued At the end of each year, the Bank reviews the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year. In December 2024, the average cost was estimated at 7.11% of the appraised value (5.67% as of December 31, 2023). In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets. In general, these assets are expected to be sold within one year from their date of adjudication. In compliance with Article 84 of the General Banking Law, assets that are not sold within this period are written off in a single installment. 16. Income and expense recognition The most important criteria used by the Bank to recognize its revenues and expenses are summarized as follows: a. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognize income on an accrual basis when a loan or one of its installments is 90 days overdue. This means that interest, adjustments or commissions are not recognized in the Interim Consolidated Statements of Income unless effectively received. These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31). Interest incomes of previous 'transactions with suspended accrual' are only recognized again when the debtor is up to date with its obligations. b. Commissions, fees and similar items Fee and commission income and expenses are recognized in the Interim Consolidated Statements of Income using the criteria set out in IFRS 15, ‘Revenue from contracts with customers’. Under IFRS 15, 'Revenue from contracts with customers', the Bank recognizes revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the contractual terms and its traditional business practices for determining the transfer price. The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties. The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time. The main income arising from commissions, fees, and similar items are: • Credit prepayment fees, which include fees related to customer prepayments of credit operations. • Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. • Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. • Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third-party obligations. • Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards. • Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts. • Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. • Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 26

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). • Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. • Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor. • Securitization fees, which include fees for securitization services. • Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others. • Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services. Commission expenses comprise: • Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. • License fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds. • Other fees for services linked to the credit card system and cards with the provision of funds. • Expenses for loyalty and merit program obligations for card clients. They refer to expenses related to customer benefit programs related to the use of cards. • Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. • Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. • Fees for clearing high-value payments, which include fees to ComBanc, CCLV, etc. The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commissions. The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 “Revenue from ordinary activities from contracts with customers” have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated. c. Non-financial income and expenses These are recognized under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued). d. Commissions in the origination of loans Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognized in the Interim Consolidated Statements of Income over the life of the loan. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 27

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 17. Provisions for credit risk on loans and receivables and contingent liabilities The Bank permanently evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery. The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio: • Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis • Group assessment of debtors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to debtors that simultaneously meet the following conditions: i. The Bank has an aggregate exposure to the same counterparty of less than UF 20,000. The aggregate exposure is considered as the gross amount before provisions or other mitigation factors. It also includes residential mortgages in the calculation. Concerning off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assesses on a group basis. Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non- performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans. A. Provisions for individual assessments The individual assessment of a commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity. The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses: Normal, Substandard or Impaired. The risk factors used in this analysis are the industry or sector, business situation, partners and management, the company's financial situation and ability to pay, and payment behavior. The portfolio categories and their definitions are as follows: 1. Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6. 2. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories B1 to B4. 3. Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 28

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Portfolio

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of default and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.00	0.0360
	A2	0.10	82.50	0.0825
	A3	0.25	87.50	0.2188
	A4	2.00	87.50	1.7500
	A5	4.75	90.00	4.2750
	A6	10.00	90.00	9.0000
Substandard Portfolio	B1	15.00	92.50	13.8750
	B2	22.00	92.50	20.3500
	B3	33.00	97.50	32.1750
	B4	45.00	97.50	43.8750

The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realized from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognized by the FMC.

Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral.

Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness.

The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education granted according to Law No 20,027, that do not fulfil the non-performing conditions outlined in Circular No 3,454 of December 10, 2008.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 29

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Between 3% and 20%	10%
C3	Between 20% and 30%	25%
C4	Between 30% and 50%	40%
C5	Between 50% and 80%	65%
C6	More than 80%	90%

All the debtor's loans are maintained in the Impaired Portfolio until its payment ability is normalized, notwithstanding the charge-off of each loan that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i. The debtor has no obligations overdue with the Bank for 30 consecutive days or more.
ii. The debtor has not been granted loans to refinance its obligations.
iii. At least one of the payments includes the amortization of capital.
iv. Two payments must already be made if the debtor has made partial loan payments in the last six months.
v. If the debtor must make monthly payments, four consecutive installments must have been paid.
vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

B. *Provisions for group assessments*

Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student loan exposures and debtor exposures that simultaneously meet the following conditions:

i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20,000. The aggregate exposure is considered gross of provisions or other mitigating factors and includes residential mortgage loans for its calculation. Concerning off-balance sheet items, the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB.
ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio evaluated under group assessment.

To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behavior of the group and the recoveries of its non-performing loans. This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors.

The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group-assessed portfolio. These include commercial loans for debtors who are not individually assessed, residential mortgage loans and consumer loans (including installment loans, credit cards and overdraft facilities). This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date.

Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method.

The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non-performance, external credit behavior, sociodemographic variables, and a response variable that determines a customer's risk, which in this case is non-performance equal to or greater than 90 days. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD).

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 30

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans).

Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for those types of loans. While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk. Provisions must be made considering the higher value obtained between the respective standardized method and the internal method.

Standard method of provisions for group assessments

1. Residential mortgage portfolio

Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan-to-value or LTV) that covers it.

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Impaired portfolio
LTV ≤ 40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LTV ≤ 80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LTV ≤ 90%	PNP(%)	2.515	27.93	52.58	79.6952	100
	LGD (%)	21.5527	21.66	21.92	22.1331	22.231
	EL (%)	0.5421	6.0496	11.5255	17.639	22.231
LTV > 90%	PNP(%)	2.74	28.43	53.08	80.3677	100
	LGD (%)	27.2	29.03	29.59	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.

EL = Expected loss

This standardized approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages.

In the case of residential mortgage loans linked to housing and subsidy programs of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below:

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 31

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loss mitigation (LM) factor for loans with state auction insurance		
LTV Range	Segment V: Deeded house price (UF)	
	V<1.000	1,000< V <= 2,000
LTV <= 40% 40% < LTV <= 80%	100	
80% < LTV <=90%	95	96
LTV > 90%	84	89

2. Commercial loan portfolio

Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans.

Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis.

i. Commercial leasing operations

For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease). Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%)		
Days past due at the end of the month	Type of asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-performing portfolio	100	100

Loss Given Default (LGD) applicable by PVB range and type of asset (%)		
LTV range (*)	Real estate	Non-real estate
LTV ≤ 40%	0.05	18.2
40% < LTV ≤ 50%	0.05	57
50% < LTV ≤ 80%	5.1	68.4
80% < LTV ≤ 90%	23.2	75.1
LTV > 90%	36.2	78.9

(*) LTV= Current value of operation/leased asset value

The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time.

ii. Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. When payment is due, the factor will also depend on the delinquency of the loan. For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 32

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%)			
Presents payment enforceability or interest at month-end	Days past due at month-end	Type of student loan	
		CAE	CORFO and others
Yes	0	5.2	2.9
	1-29	37.2	15
	30-59	59	43.4
	60-89	72.8	71.9
	Non-performing portfolio	100	100
No	N/A	41.6	16.5

Loss Given Default (LGD) and type of asset (%)		
Presents payment enforceability or interest at month-end	Type of student loan	
	CAE	CORFO and others
Yes	70.9	
No	50.3	45.8

iii. Generic commercial loans and factoring

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%)			
Days past due at month-end	Guarantee		No collateral
	LTVC ≤ 100%	LTVC > 100%	
0	1.86	2.68	4.91
1-29	11.6	13.45	22.93
30-59	25.33	26.92	45.3
60-89	41.31	41.31	61.63
Non-performing portfolio	100	100	100

Loss Given Default (LGD) applicable according to LTVC range (%)			
Collateral (with/without)	LTVC Range	Factoring and other commercial loans without responsibility of assignor	Factoring with responsibility of assignor
Collateral	LTVC ≤ 60%	5	3.2
	60% < LTVC ≤ 75%	20.3	12.8
	75% < LTVC ≤ 90%	32.2	20.3
	90% < LTVC	43	27.1
No collateral		56.9	35.9

The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that are simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 33

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following considerations must be taken into account when calculating the LTVC ratio:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above.

The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the:

- The collateral's last valuation, whether in its appraisal or fair value, depending on the type of collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value.
- Possible situations that could be causing temporary rises in the values of the collaterals.
- Limits to the amount of coverage established in their respective clauses.

3. Consumer loan portfolio

Expected Loss (EL), which corresponds to the product of Probability of Default (PD) and Loss Given Default (LGD), will be uniformly applied to all consumer loans and contingent loans that the borrower holds with the bank and its subsidiaries in Chile, including consumer leasing operations. In the case of contingent operations, the exposure measure must be calculated in accordance with the provisions set forth in Chapter B-3 of the CASB issued by the FMC, the latest update which was published on March 6, 2024 (Circular No. 2,346).

To define the value of the PNP, the following factors must be calculated for each borrower:

- Delinquency level at the bank: this corresponds to the maximum delinquency level (in days) in the consumer portfolio, including consumer leasing operations, that the borrower has with the bank at the end of the month for which provisions are being determined. For clients with more than one operation, the highest value among them will be used. This variable must be measured across all entities that make up the institution's global consolidated level.

- 30-day delinquency in the financial system: this indicates whether the borrower has at least one direct debt with delinquency equal to or greater than 30 days in any of the 3 months prior to the provisioning month. To construct this variable, the borrower's delinquency across all known credit providers should be considered, using the debtor list compiled by the FMC, as well as the Bank's own global consolidated data and various financial products. Only debts with communication restrictions under Law No. 19,628 on the Protection of Private Life should be excluded.

- Ownership of a mortgage loan: this variable identifies whether the borrower has a current residential mortgage loan in the financial system. For this, the Bank must use the most recent available information at the time provisions are calculated, considering the debtor list compiled by the FMC, in addition to the Bank's own global consolidated data.

Based on the above variables, the PNP is determined according to the following table:

Maximum level of delinquency in the month and bank (interval in days that includes extremes)	With a residential mortgage loan in the system		Without a residential mortgage loan in the system	
	No over due loan loans of more than 30 days in the system	With over due loan loans of more than 30 days in the system	No over due loan loans of more than 30 days in the system	With over due loan loans of more than 30 days in the system
0 and 7	3.3%	14.6%	6.6%	19.8%
8 and 30	20.4%	41.6%	30.6%	48.5%
31 and 60	50.2%	63.0%	65.1%	66.3%
61 and 89	62.6%	81.7%	72.3%	86.9%

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 34

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

If the borrower is in default (>90 days), the assigned PNP will be 100%.

To determine the value of the LGD, it must be identified whether the borrower has a residential mortgage loan in the system (as defined for PNP), and the type of loan involved. The LGD to be used is defined in the table below:

	Leasing operations and auto loans	Installments loans	Credit card, overdraft and other consumer loans
With residential mortgage loan in the system	33.2%	47.7%	49.5%
Without residential mortgage loan in the system	33.2%	56.6%	60.3%

The assignment of the LGD value should follow these guidelines:

- "Leasing operations and auto loans" include loans whose purpose is to finance the acquisition of personal-use vehicles, which are pledged as collateral in favor of the institution. This category also includes financial consumer leasing operations recorded under item 14800 04 00 of the CASB of the FMC.
- "Installment Loans" correspond to those recorded under item 14800 01 00 of Chapter C-3 of the CASB (Consumer loans in installments), provided they were granted following the signing of a promissory note that clearly states the principal amount, term, interest rate, and number of installments, without a predefined use of the funds (unrestricted use by the borrower), and do not fall into the previous category.
- If a loan does not fall under either of the two definitions above but is classified under line 14800 00 00 (Consumer loans) of the CASB, the LGD value assigned to the "Credit cards, credit lines, and other consumer loans" category should be applied.

C. *Provisions for contingent loans*

Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients.

To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below:

Type of loan	Credit Translation Factors (CTF)
Immediately repayable unrestricted credit lines	10%
Contingent loans linked to student loan (CAE)	15%
Letters of credit for goods movement operations	20%
Other unrestricted credit lines	40%
Debt purchase commitments in local currencies abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans.

D. *Collateral and credit enhancements*

Collateral is only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favor are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non-performance.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 35

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least 3 years prior. The Bank has the necessary collateral revaluation standards in place. Financial collateral, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs. Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor. E. Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims. F. Provisions related to financing with FOGAPE guarantee Covid-19 The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable. Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognized in accounts separate from commercial, consumer and residential mortgage provisions. G. Provisions established for credit risk as a result of supplementary prudential requirements This corresponds to the provisions for credit risk required by the Committee’s prudential instructions in relation to credit risk management assessments under Chapters 1-13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B-1 of the CASB. H. Distressed loans and suspension of accrual Distressed loans, in the case of individual assessment, is made up of the loans classified in the Impaired Portfolio plus categories B3 and B4 of the Substandard Portfolio. In the case of group assessment, it includes the credits of the Impaired Portfolio. The Bank ceases to recognize income on an accrual basis in the Interim Consolidated Statements of Income when the loan or one of its installments is 90 days overdue. From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statements of Financial Position. No income from such loans shall be recognized in the Interim Consolidated Statements of Income unless received. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 36

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued I. Charge-offs As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire. The charge-offs in question refer to the derecognition in the Interim Consolidated Statements of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in installments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current installments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency. Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off. Charge-offs should be carried out in the following circumstances, whichever occurs first: 1. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset. 2. When an unencumbered claim is 90 days old since it was registered as an asset. 3. Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. 4. When the period of arrears of a transaction reaches the time limit for charge-offs set out below: Type of loan Term Consumer loans with or without collateral 6 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Mortgage loans 48 months Consumer leasing 6 months Other non-mortgage leasing transactions 12 months Mortgage leasing (household and business) 36 months J. Recovery of loans previously written off and receivables from clients Subsequent payments on written-off transactions shall be recognized in the profit or loss statement as recoveries of charged-off loans. When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognized as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets Received or Awarded in Lieu of Payment. The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset. 18. Impairment of financial assets other than loans and receivables and contingent loans The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortized cost other than loans and contingent receivables. The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, always ensuring at all times that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information. This model uses a dual measurement approach in which the impairment provision is measured as follows: Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 37

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date. • Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument. At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'. When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram: Change in credit quality since initial recognition Phase 1 Phase 2 Phase 3 Initial recognition Significant increase in credit risk since initial recognition Credit-impaired assets Credit loss expected in 12 months Lifetime credit loss Lifetime credit loss Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator. Measurement of expected credit loss Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are: • PNP: The probability of default estimates the probability of non-performance over a given time frame. • LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time. • EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults. The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through lifetime PNP, among others. Collateral and other credit enhancements are considered to measure expected credit loss. Determination of a significant increase in risk For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgment of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 38

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The judgment and criteria used to establish thresholds are based on several principles. The principles are as follows: • Universal: all financial instruments with a credit rating must be assessed for their potential SICR. • Proportional: the definition of the SICR should consider each portfolio's particularities. • Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort. • Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative). • Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information. • Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management. • Documentation: Appropriate documents must be prepared To classify a financial instrument in phase 2, we consider the following criteria: • Quantitative criteria: changes in the risk of a default occurring over the expected life of the financial instrument are analyzed and quantified relative to its level of credit risk at inception. For this purpose, quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default. • Qualitative criteria: using expert judgment, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc.). • Definition of default: this definition entails the application of various criteria to classify exposures as phase 3, including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations. • Expected life of the financial instrument: we estimate the expected life of a financial instrument considering all contractual terms (e.g. prepayments, duration, repurchase agreements, etc.). Recognition of expected credit loss An entity shall recognize in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately. For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date. In the case of assets measured at amortized cost, impairment is presented through a complementary account that reduces the asset's value. 19. Impairment of non-financial assets The Bank's non-financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss. The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be lower than its carrying amount, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in profit or loss. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 39

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods. The impairment loss recognized in goodwill will not be reversed. 20. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity are uncertain. These provisions are recognized in the Interim Consolidated Statements of Financial Position when all the following requirements are met: i. It is a current obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; iii. the amount of these resources can be reliably measured. Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events. These are only confirmed if one or more uncertain future events occurs, which are not within the Bank's control. The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligation covered as follows: • Provisions for employee benefit obligations. • Provisions for lawsuits and litigations. • Provisions for operational risk. • Provisions for mandatory dividends. • Provisions for contingent loan risks. • Provisions for contingencies. 21. Income tax and deferred taxes The Bank recognizes, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases. Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realized or settled according to current tax legislation. The future effects of tax legislation or tax rate changes are recognized in deferred taxes from when the law approving such changes is published. Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities. In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included. In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation. For presentation in the Interim Consolidated Statements of Financial Position, in accordance with IAS12, the tax position at the tax entity level should be offset, as appropriate, and subsequently, the net balances per tax entity should be added at the consolidated level. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 40

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 22. Employee benefits i. Post-employment benefits – Defined Benefit Plan: According to the current collective labor covenant and other agreements, Banco Santander-Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement. Plan Features: The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are: i. Aimed at the Bank's upper management. ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old. iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan. iv. The Bank will be responsible for granting the benefits directly. To determine the present value of the defined benefit obligation and the current service cost, the projected unit credit method is used. The components of defined benefit cost include: • Current and past service costs are recognized in profit or loss for the period. • Net interest over the net defined benefit liability (asset), recognized in profit or loss for the period. • The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income. The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value. The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits. The Bank recognizes the present service cost and the net interest in the item 'Personnel wages and expenses' in the Interim Consolidated Statements of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income. The post-employment benefits obligation recognized in the Interim Consolidated Statements of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions. When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease. ii. Severance payments: Severance payments for years of employment are recorded only when they effectively occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 41

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued iii. Cash-settled share-based payments The Bank allocates cash-settled share-based payments to certain executives of the Bank and its Subsidiaries under IFRS 2. Accordingly, the Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognizing any change to fair value in the income statement for the period. 23. Use of Estimates Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from these estimates. In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value. The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used for measurement. When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques. The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC. These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statements of Income. Loans are written off when the contractual rights for the cash flows expire. Nevertheless, the Bank will charge off per Title II of Chapter B-2 of the CASB issued by the FMC for loans and accounts receivable from clients. Charge-offs are recorded as a reduction of credit risk provisions. The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected. These estimates are based on the best available information and mainly refer to the following: • Allowances for loan loss (Notes N° 13 and 41). • Impairment loss on certain assets (Notes N°11, 13, 15, 16, 17, 39 and 40). • The useful lives of tangible and intangible assets (Notes N° 15, 16 and 17). • The fair value of assets and liabilities (Notes N° 8, 11, 12, 21 and 44). • Commitments and contingencies (Note N° 29). • Current and deferred taxes (Note N°18). 24. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt. As of As of September 30, 2025, and 2024, and as of December 31, 2024, the Bank did not hold any instruments that have a dilutive effect on equity. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 42

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 25. Temporary acquisition (assignment) of assets Purchases (sales) of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits'). The difference between the purchase and sale prices is recorded as financial interest over the contract's life. 26. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander S.A. Sociedad Securitizadora) that are owned by third parties are not included in the Interim Consolidated Statements of Financial Position. The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Interim Consolidated Statements of Income. 27. Provision for mandatory dividends The Bank recognizes a liability (provision) for minimum or mandatory dividends based on the provisions of Article 79 of the Chilean Corporations Law, in line with the Bank’s internal dividend policy, which stipulates that at least 30% of the net income for the year shall be distributed, unless a different agreement is reached at the respective Shareholders’ Meeting by unanimous vote of the issued shares. As of May 2024, the Board of Directors agreed to exercise the authority granted by the most recent Ordinary Shareholders’ Meeting to increase the provision for minimum dividends to 60% of accumulated earnings. In a regular Board meeting held in September 2024, it was agreed to further increase the provision for minimum dividends to 70%, following the same approach taken in the May 2024 Board meeting. For the year 2025, the percentage used for the provision for minimum dividends is 60%. This provision is recorded as a reduction of “Retained Earnings” under the item “Provision for dividends, interest payments, and revaluation of equity instruments” within the Interim Consolidated Statement of Change in Equity. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 43

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date these Interim Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below: a. Accounting Standards issued by the Financial Markets Commission. Circular No. 2,346 – Compendium of Accounting Standards for Banks. Chapters B-1 and E. Standardized provisioning model for consumer loans. The regulation was issued on March 8, 2024, and establishes a new standardized methodology for calculating the minimum level of provisions, in which the PD (Probability of Default) is determined based on three factors: delinquency with the bank, delinquency within the financial system, and the holding of a residential mortgage loan. These factors allow for the timely recognition of risk and are aligned with the risk management practices carried out by financial institutions. Regarding the LGD (Loss Given Default), the model allows differentiation based on the type of loan (leasing or auto loans, installment loans, credit cards and lines of credit, or other consumer loans). It also distinguishes debtors who hold a residential mortgage loan within the financial system, enabling banks to recognize a loss level adjusted to the specific characteristics of each transaction. The regulation is effective as of 2025. As of the end of January 2025, the application of the new standardized consumer loan model resulted in an increase in provisions of Ch$93,901 million in the Consolidated Financial Statements, which includes Ch$16,057 million from the impact on the subsidiary Santander Consumer Finance Limitada. Guarantee Program and Interest-Rate Subsidy under Law No. 21,748. Law No. 21,748 created a new guarantee program for new housing, as well as an interest-rate subsidy for mortgage loans, which consists of a reduction of up to sixty basis points (60 bps), provided that the loan is granted together with the guarantees supplied by the Special Guarantee Fund. This benefit applies exclusively to financing intended for the purchase of new housing, in first sale, with a value not exceeding 4,000 UF, and that meets the requirements established by the Ministry of Finance. The FMC, for its part, deemed it appropriate to clarify the accounting treatment, the estimate of provisions, the determination of the credit-risk weighting factor, the supervision of the Maximum Conventional Rate (TMC), the information regarding the implementation of the program to be submitted to the FMC, among other matters. The Bank is already offering this product in compliance with the established regulatory requirements. b. Accounting Standards Issued by the International Accounting Standards Board. Amendment to IAS 21 to clarify accounting treatment in the absence of convertibility The amendment, issued on August 15, 2023, provides guidelines on when a currency is considered exchangeable and how to determine the exchange rate when it is not. The amendments include: i. Specifying when a currency is exchangeable for another currency and when it is not. ii. Specifying how an entity determines the exchange rate to apply when a currency is not exchangeable. iii. Requiring the disclosure of additional information when a currency is not exchangeable. The amendment also includes a new appendix with application guidance on exchangeability and a new illustrative example. The amendments are applicable for annual periods beginning on or after January 1, 2025, with early application permitted. The Bank has determined that there is no impact from this amendment. IFRS Practice Statement 1 – Management Commentary. The International Accounting Standards Board (IASB) has issued a revised practice statement on Management Commentary to support improvements in management commentary and similar reports, including greater global alignment of requirements. The revised practice statement sets out requirements for management commentary and explains how those requirements can be met. It is divided into two parts: Part A sets out general requirements and guidance that apply to the management commentary as a whole. Part B provides requirements and guidance for six specific content areas to be included in the management commentary. The revised IFRS Practice Statement 1, Management Commentary, is effective for annual reporting periods beginning on or after June 23, 2025, with early application permitted. It replaces IFRS Practice Statement 1 Management Commentary issued in December 2010. Management is currently reviewing and assessing the impact of this standard. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 44

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued 2. Issued pronouncements which have not yet been adopted As of the reporting date of these Interim Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of September 30, 2025. Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date. a. Accounting Standards issued by the Financial Markets Commission NCG No. 537 – Amends Chapter 8-41 of the Updated Compilation of Bank Regulations (UCBR) and Circular No. 1 for Non-Bank Card Issuers regarding the determination of a formula for calculating the minimum payment amount on credit cards, and the exceptional situations in which debtors will be released from this obligation. On June 4, 2025, the FMC issued this amendment, aimed at including a formula for calculating the minimum payment amount on credit cards. NCG No. 537 amends Chapter 8-41 of the UCBR and Circular No. 1 for Non-Bank Issuers. The amendment to Chapter 8-41 of the UCBR includes a new section 5, “Special rules on credit cards”, which establishes a formula and the variables to be considered in calculating the minimum amount that borrowers of money credit operations —originating from the use of credit cards through a revolving or consolidated credit line— must pay monthly to avoid delinquency. The minimum payment is the lowest amount the cardholder must pay each month to remain current. The mathematical formula consists of a percentage of the total billed amount, which requires defining the “non-financeable amount” (NFA) and the “financeable amount” (FM), where: Minimum Payment ≥ (100% × NFA) + (5% × FA) This regulation came into force on June 4, 2025 with gradual application starting 12 months after its publication, following the mathematical expression for calculation set out in NCG No. 537. The Bank is working on the implementation of this regulatory amendment. b. Accounting Standards issued by the International Accounting Standards Board. IFRS 18 – Presentation and Disclosures in Financial Statements. On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements aimed at improving the information on financial performance and providing a better basis for analyzing and comparing companies: • Improved comparability of the statement of profit or loss • Greater transparency of management-defined performance measures • More useful aggregation of information in the financial statements IFRS 18 becomes effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Bank is in the process of analyzing this standard. IFRS 19 Non-Publicly Accountable Subsidiaries: Information to be disclosed. This regulation specifies the disclosure requirements that would apply to subsidiaries that are not obligated to publish financial accounts, but whose parent produces publicly available consolidated financial statements that comply with IFRS Standards. On August 19, 2025, an amendment was issued allowing subsidiaries that do not have public accountability to apply IFRS standards with reduced disclosure requirements, waiving most of the disclosure obligations under other IFRS standards. These amendments enable eligible subsidiaries to reduce their disclosure requirements. This modification is aligned with the effective date. With these updates, IFRS 19 is now aligned to cover information requirements through January 1, 2027, the date on which it will become fully effective. This rule is applicable for periods beginning on or after January 1, 2027, with early application allowed. The Bank is in the process of analyzing this regulation. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 45

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The modifications are: Amendments to IFRS 9 – Classification of Financial Assets: - Financial assets with ESG and similar features: Financial assets with contingent events may pass the SPPI Test if their cash flows are SPPI both before and after the contingent event, and the cash flows do not differ significantly from those of a similar asset without such a contingent event. - Derecognition of financial liabilities settled through electronic transfer: An accounting policy option is allowed to derecognize such liabilities before the settlement date if certain conditions are met. If this option is chosen, it must be applied to all agreements settled through the same electronic payment system. Amendments to IFRS 7: - Investments in equity instruments designated at fair value through OCI: Entities must disclose the fair value result presented in OCI during the period, distinguishing the result from changes in fair value from the result due to derecognition. - Contractual terms that may change the timing or amount of contractual cash flows: Disclosure is required for contractual terms that may modify the timing or amount of cash flows upon the occurrence (or non-occurrence) of a contingent event that is not directly related to changes in basic lending risks or costs. This applies to assets measured at amortized cost or fair value through OCI and to financial liabilities measured at amortized cost. These amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted. The Bank is currently in the process of analyzing this standard. Annual Improvements to IFRS – Volume 11. This standard, issued on July 18, 2024, by the International Accounting Standards Board (IASB), addresses minor but necessary non-urgent amendments to the following five Standards: IFRS 1 – First-time Adoption of International Financial Reporting Standards IFRS 7 – Financial Instruments: Disclosures IFRS 9 – Financial Instruments IFRS 10 – Consolidated Financial Statements IAS 7 – Statement of Cash Flows The published amendments will be effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Bank is currently in the process of analyzing this standard. IFRS 9 and IFRS 7 – Renewable Energy Power Purchase Agreements. Issued on December 18, 2024, the amendments include: •Amendments to IFRS 9 – Financial Instruments: - The own-use requirements in IFRS 9 have been modified to include factors that an entity must consider when applying the scope of IFRS 9 (paragraph 2.4) to renewable energy power purchase agreements, for both the purchase and receipt of renewable electricity. - The hedge accounting requirements have also been amended to allow an entity to use a renewable electricity contract as a hedging instrument by designating a variable volume of forecast electricity transactions as the hedged item, provided specified criteria are met, and measuring the hedged item using the same volume assumptions as those used for the hedging instrument. • Amendments to IFRS 7 – Financial Instruments: Disclosures: - Specific qualitative and quantitative disclosure requirements are introduced for electricity contracts, depending on their nature and specified characteristics. The published amendments will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. The Bank is currently in the process of analyzing this standard. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 46

NOTE 04 - ACCOUNTING CHANGES As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 47

NOTE 05 - SIGNIFICANT EVENTS As of September 30, 2025, the following events have been recorded that in the opinion of the Bank's management are relevant and that have influenced the Bank's operations in the Interim Consolidated Financial Statements. Board of Directors On March 25, 2024, at an ordinary meeting of the Board of Directors, the Board agreed to convene an Ordinary Shareholders' Meeting for April 22, 2025 , in order to propose a distribution of profits and payment of dividend of 70% of the accumulated profits as of December 31, 2024, equivalent to $3.18571574 per share and to propose that the remaining 30% of the profits to be used to increase reserves and/or retained earnings. On July 17, 2025, full Director Rodrigo Echenique Gordillo submitted his resignation from the Bank’s Board of Directors. Following his resignation, at the regular meeting held on July 29, 2025, José Francisco Doncel Razola was appointed to replace him as full Director, effective as of September. Shareholders' Meeting At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 22, 2025, along with the approval of the 2024 Consolidated Financial Statements, the shareholders agreed to distribute 70% of the net income for the year (“Net income attributable to the Bank’s shareholders”), which amounted to Ch$857,623 million. This profit represents a dividend of Ch$3.18571574 per share, totaling Ch$600,336 million. It was also approved that the remaining 30% be allocated partly to increase Retained Earnings from prior years by the amount necessary to cover the payment of the next three interest coupons on the Bank’s perpetual bonds, totaling Ch$29,993 million, and to increase the Bank’s Reserves and Other Retained Earnings by Ch$227,295 million. At the aforementioned Ordinary Shareholders’ Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as the external auditors for the 2025 fiscal year. On April 29, 2025, the Bank proceeded with the payment of dividends to its shareholders. Subsidiaries The company PagoNxt Payments Chile SpA has signed an agreement with the related entity Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts, and employees as of January 2025. As a result, PagoNxt Payments Chile SpA will no longer be part of the consolidation perimeter from that date. On February 6, 2025, the Financial Market Commission approved the request for authorization to increase the capital of the subsidiary Santander S.A. Sociedad Securitizadora. As of the end of March 2025, the company completed the capital increase for Ch$774 million. On April 15, 2025, at the Ordinary Shareholders’ Meeting of Operadora de Tarjeta de Pago Santander Getnet Chile S.A., the distribution of dividends equivalent to 40% of the net income for the 2024 fiscal year was approved. These earnings represent a dividend of Ch$0.58653032 per share, totaling Ch$11,730 million, which was paid on April 22, 2025. The remaining 60% was allocated to increase retained earnings. At the regular Board meeting held on September 30, 2025, the company Operadora de Tarjetas de Pago Santander Getnet Chile S.A. unanimously approved, by the directors present, the distribution of provisional dividends for fiscal year 2025, for a total amount of Ch$23,582 million, out of the accumulated net income as of August 31, 2025. Bond Issuances During 2025, the Bank issued bonds totaling UF 13,510,000, CLP 286,050,000,000, CHF 140,000,000, JPY 14,000,000,000 y USD 10,000,000. Details of the bond issuances made during the year are included in Note No. 22. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 48

NOTE 05 - SIGNIFICANT EVENTS, continued Additional provisions At the Board of Directors meeting of the Bank held on January 28, 2025, it was agreed to release additional consumer provisions in the amount necessary to cover the implementation of the standardized credit risk model, with the Board unanimously approving the request. Additionally, in January 2025, the management of Santander Consumer Finance approved the release of additional provisions in the amount necessary to cover the implementation of the standardized consumer credit risk model. As of the end of January 2025, the application of the new standardized consumer credit risk model generated higher provisions amounting to Ch$93,902 million in the consolidated financial statements, which include Ch$16,057 million for the effect on Santander Consumer Finance Limitada. At the Board of Directors meeting of the Bank held in June 2025, the release of additional provisions from the commercial loan portfolio amounting to Ch$20,000 million was approved. Basel III On April 1, 2025, the FMC reported on the annual classification of systemically important banks. In this communication, the FMC Council approved Resolution No. 3,143 regarding this classification, thereby maintaining, for one more year, the requirement for an additional 1.5% Common Equity Tier 1 capital surcharge for the Bank. On April 11, 2025, the FMC issued Exempt Resolution No. 3,612 regarding the application of additional capital requirements under Pillar II, in which the FMC Council decided to apply additional capital requirements of 0.25%, of which the Bank applied 50% in June 2025. Others On January 10, 2025, the Bank made a payment for the maturity of a 144-A bond amounting to US$ 704,132,000. At the Bank’s Board of Directors meeting held on January 28, 2025, it was decided that the Chief Executive Officer and Country Head, Román Blanco Reinosa, would step down from his position effective July 1, 2025, on which date Andrés Trautmann Buc will assume the role of Chief Executive Officer and Country Head. The International Finance Corporation (IFC), a member of the World Bank Group (WBG), committed to providing a US$100 million loan to Santander Chile to finance “green building” projects. This is IFC’s first green loan in Chile dedicated exclusively to eco-friendly buildings and also the first loan of this type granted to Grupo Santander worldwide. On April 23, 2025, the Shareholders’ Meeting of Centro de Compensación Automatizado S.A. was held, where the distribution of dividends totaling Ch$7,500 million was approved. Given Banco Santander’s ownership stake in this company, it is entitled to receive dividends of Ch$2,500 million, which were paid in early May 2025. As of July 1, 2025, Andrés Trautman Buc assumed the position of Chief Executive Officer and Country Head of Banco Santander Chile. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 49

NOTE 06 - REPORTING SEGMENTS The Bank manages and measures the performance of its operations by business segments, with information based on the internal management information system, according to the segments established by the Bank. Transactions between segments are conducted under normal commercial terms and conditions. The assets, liabilities, and results of each segment include items that are directly attributable to the segment or that can be reasonably allocated to it. A business segment comprises customers who are offered a differentiated product offering but are homogeneous in terms of performance and are measured similarly. In order to achieve the strategic objectives set by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organizational structure. These modifications, in turn, have varying degrees of impact on how the Bank is managed and administered. Accordingly, this disclosure provides information on how the Bank is managed as of September 30, 2025. The Bank is composed of the following business segments: Retail It includes individuals and small to middle-sized companies (SMEs) with an annual income of less than UF400,000. This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities and insurance. Additionally, SME clients are offered government-guaranteed loans, leasing and factoring. Wealth Management & Insurance This segment comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group's Divisions in Chile. Santander Insurance's business offers both personal and business insurance products such as, health, life, travel, savings, personal protection, auto, unemployment, among others. Finally, to high-net-worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture. Middle-market This segment includes companies with annual sales exceeding 400,000 UF without a cap (for specialized industries in the Metropolitan Region, annual sales exceeding 100,000 UF without a cap). It also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third- party sales, as well as all construction companies with annual sales exceeding 100,000 UF without a cap. A wide range of products is offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Additionally, specialized services are provided to real estate companies for financing primarily residential projects, aiming to increase the sale of mortgage loans. Corporate Investment Banking (CIB) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance. For companies, the requirements include annual sales greater than EUR 500 million, EBITDA greater than EUR 150 million, and assets greater than EUR 1,000 million. For financial institutions, the requirement is assets exceeding 10 trillion Chilean pesos. This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Wholesale Banking and Corporate segments. Products include short-term financing and funding, brokerage services, derivatives, and other solutions tailored to client needs. The Treasury area also manages position intermediation as well as the proprietary investment portfolio. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 50

NOTE 06 - REPORTING SEGMENTS, continued Corporate activities (“Other”) This segment includes Financial Management, which carries out global functions related to the management of structural currency positions, structural interest rate risk, and liquidity risk. The latter is managed through issuances and disbursements. Additionally, it manages own funds, the capital allocated to each unit, and the cost of financing investments. All of this generally results in a negative contribution to earnings. This segment also includes all intra-segment results and all activities not assigned to a specific segment or customer product. The accounting policies for the segments are the same as those described in the summary of accounting principles and are tailored to meet the Bank's management needs. The Bank obtains the majority of its income from interest income, fee income, and results from financial operations. The chief decision-making authority of each segment relies primarily on interest income, fee income, and expense provisioning to evaluate segment performance and make decisions regarding the allocation of resources to each. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 51

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 06 - REPORTING SEGMENTS, continued

The tables below show the Bank's balances by business segment as of September 30, 2025, and 2024:

	For the nine-month period ended September 30, 2025										
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,135,932	12,688,682	1,231,746	374,438	48,669	(467,726)	(563,373)	(59,981)	**563,774**	(152,219)	**411,555**
Wealth Management & insurance	862,364	3,045,811	45,110	23,221	2,923	(4,490)	(24,903)	(927)	**40,936**	(11,053)	**29,883**
Middle-Market	6,306,473	4,125,883	250,077	39,670	17,613	(54,586)	(35,501)	(2,813)	**214,460**	(57,904)	**156,556**
CIB	2,240,531	7,060,201	157,341	35,166	118,033	1,640	(78,263)	(1,339)	**232,578**	(62,796)	**169,782**
Corporate Activity & others	442,978	2,435,843	(171,787)	(31,353)	28,129	94,773	(11,337)	5,479	**(86,099)**	127,743	**41,644**
Totals	**40,988,278**	**29,356,420**	**1,512,487**	**441,142**	**215,367**	**(430,389)**	**(713,377)**	**(59,581)**	**965,649**	**(156,229)**	**809,420**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2) Includes deposits, demand liabilities, and other time deposits.

(3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of September 30, 2025		For the quarter ended September 30, 2025								
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,135,932	12,688,682	416,520	125,765	15,636	(117,700)	(184,074)	(24,543)	**231,604**	(62,534)	**169,070**
Wealth Management & insurance	862,364	3,045,811	15,016	8,967	912	(97)	(8,042)	(685)	**16,071**	(4,340)	**11,731**
Middle-Market	6,306,473	4,125,883	81,287	11,270	5,450	(23,903)	(10,925)	(1,636)	**61,543**	(16,617)	**44,926**
CIB	2,240,531	7,060,201	54,362	10,129	42,042	1,503	(25,777)	(664)	**81,595**	(22,031)	**59,564**
Corporate Activity & others	442,978	2,435,843	(88,245)	(11,682)	17,161	(3,428)	(4,166)	4,025	**(86,335)**	51,910	**(34,425)**
Totals	**40,988,278**	**29,356,420**	**478,940**	**144,449**	**81,201**	**(143,625)**	**(232,984)**	**(23,503)**	**304,478**	**(53,612)**	**250,866**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2) Includes deposits, demand liabilities, and other time deposits.

(3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 52

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 06 - REPORTING SEGMENTS, continued

	As of December 31, 2024		For the nine-month period ended September 30, 2024								
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,942,515	13,016,941	1,163,757	334,441	43,651	(368,388)	(540,626)	(31,320)	**601,515**	(162,408)	**439,107**
Wealth Management & insurance	818,155	2,773,286	45,684	17,914	2,127	(2,913)	(25,095)	2,064	**39,781**	(10,741)	**29,040**
Middle-Market	6,044,799	4,299,293	233,337	32,847	14,765	(22,833)	(33,072)	248	**225,292**	(60,829)	**164,463**
CIB	2,301,491	8,357,393	179,260	40,862	139,185	(3,752)	(69,887)	(243)	**285,425**	(77,065)	**208,360**
Corporate Activity & others	216,884	2,912,321	(324,457)	(17,745)	(19,248)	4,366	(11,439)	(38,544)	**(407,067)**	156,907	**(250,160)**
Totals	**41,323,844**	**31,359,234**	**1,297,581**	**408,319**	**180,480**	**(393,520)**	**(680,119)**	**(67,795)**	**744,946**	**(154,136)**	**590,810**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2) Includes deposits, demand liabilities, and other time deposits.

(3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of December 31, 2024		For the quarter ended September 30, 2024								
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,942,515	13,016,941	398,128	123,665	15,661	(128,622)	(194,968)	(8,341)	**205,523**	(55,490)	**150,033**
Wealth Management & insurance	818,155	2,773,286	15,889	5,494	677	517	(10,903)	214	**11,888**	(3,210)	**8,678**
Middle-Market	6,044,799	4,299,293	77,189	11,803	4,548	(10,596)	(9,857)	396	**73,483**	(19,841)	**53,642**
CIB	2,301,491	8,357,393	55,890	14,783	49,712	1,069	(25,523)	(977)	**94,954**	(25,638)	**69,316**
Corporate Activity & others	216,884	2,912,321	(69,964)	(9,449)	1,501	1,388	10,568	(13,420)	**(79,376)**	44,822	**(34,554)**
Totals	**41,323,844**	**31,359,234**	**477,132**	**146,296**	**72,099**	**(136,244)**	**(230,683)**	**(22,128)**	**306,472**	**(59,357)**	**247,115**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2) Includes deposits, demand liabilities, and other time deposits.

(3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 53

NOTE 07 - CASH AND CASH EQUIVALENTS 1. The details of the balances included under cash and deposits in banks is as follows: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Cash and deposits in banks Cash 1,308,641 1,227,700 Deposits in the Central Bank of Chile 340,567 1,100,472 Deposits in foreign central banks - - Deposits in domestic banks 830 1,605 Deposits foreign banks 332,995 365,783 Subtotal cash and deposits with banks 1,983,033 2,695,560 Cash items in collection process 85,455 75,442 Other cash equivalents - - Total cash and cash equivalents 2,068,488 2,771,002 The level of funds in cash and at the Central Bank of Chile complies with regulations regarding reserve requirements and technical reserves that the Bank must maintain as an average over monthly periods, although these funds are immediately available. 2. Operations in the process of settlement Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Assets Documents held by other banks (document to be cleared) 88,902 121,290 Funds to be received 1,884,143 451,262 Subtotal 1,973,045 572,552 Liabilities Funds to be paid 1,887,590 497,110 Subtotal 1,887,590 497,110 Cash items in collection process 85,455 75,442 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 54

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS As of September 30, 2025 and December 31, 2024, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss: As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Financial derivatives contracts     Forwards 899,840 1,038,292 Swaps 9,588,264 11,263,354 Call options 3,664 6,618 Put options 1,440 1,506 Futures - - Other - - Subtotal 10,493,208 12,309,770 Debt financial instruments   Chilean Central Bank and Government instruments 579,145 324,982 Other Chilean debt financial instruments 4,597 4,345 Foreign debt financial instruments - - Subtotal 583,742 329,327 Other financial instruments   Mutual Fund Investments - - Equity instruments - - Loans originated and purchased by the entity - - Other - - Subtotal - - Total 11,076,950 12,639,097 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 55

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

Details of financial derivative contracts as of September 30, 2025, and December 31, 2024, are as follows

	As of September 30, 2025								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	24,561,605	16,857,887	29,999,468	5,814,157	1,408,488	1,400,973	**80,042,578**	**899,840**
Interest rate swaps	-	6,377,842	14,380,895	26,222,455	20,633,423	14,305,102	25,319,816	**107,239,533**	**1,501,652**
Currency and interest rate swaps	-	1,516,866	3,413,397	16,214,111	20,904,064	16,375,244	24,465,384	**82,889,066**	**8,086,612**
Currency call options	-	40,878	78,443	119,255	3,836	-	-	**242,412**	**3,664**
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	33,516	25,196	36,775	-	-	-	**95,487**	**1,440**
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	**-**	**32,530,707**	**34,755,818**	**72,592,064**	**47,355,480**	**32,088,834**	**51,186,173**	**270,509,076**	**10,493,208**

	As of December 31, 2024								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	14,227,181	9,262,636	13,988,163	5,818,091	576,456	993,915	**44,866,442**	**1,038,292**
Interest rate swaps	-	15,353,818	15,394,905	16,392,696	21,541,572	9,219,884	17,265,959	**95,168,834**	**1,907,001**
Currency and interest rate swaps	-	1,826,508	3,315,310	11,052,105	27,159,964	13,026,424	23,665,080	**80,045,391**	**9,356,353**
Currency call options	-	42,802	198,509	117,175	8,921	-	-	**367,407**	**6,618**
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	71,468	253,669	37,950	-	-	-	**363,087**	**1,506**
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	**-**	**31,521,777**	**28,425,029**	**41,588,089**	**54,528,548**	**22,822,764**	**41,924,954**	**220,811,161**	**12,309,770**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 56

NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 57

NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 58

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Financial assets at fair value through other comprehensive income correspond to:

Financial assets at fair value through other comprehensive income	As of September 30,	As of December 31,
	2025	2024
Debt financial instruments	Ch$mn	Ch$mn
Chilean Central Bank and Government financial instruments		
Chilean Central Bank financial instruments	-	199,903
Chilean Treasury bonds and notes	2,986,187	1,273,701
Other Chilean government financial instruments	-	-
Subtotal	**2,986,187**	**1,473,604**
Under repurchase agreement	*1,265,665*	*397,334*
Other Chilean debt financial instruments		
Other Chilean bank financial instruments	3,864	5,006
Chilean companies bonds and commercial papers	-	-
Other Chilean financial instruments	-	-
Subtotal	**3,864**	**5,006**
Under repurchase agreement	-	-
Foreign debt financial instruments		
Foreign Central Banks financial instruments	-	-
Foreign debt financial instruments of governments and fiscal entities	488,164	1,001,105
Foreign debt financial instruments from other banks	-	-
Foreign companies bonds and commercial papers	-	-
Other foreign debt financial instruments	-	207,770
Subtotal	**488,164**	**1,208,875**
Under repurchase agreement	-	-
Other financial instruments		
Loans originated and purchased by the entity		
Interbank loans	-	-
Commercial loans	98,334	55,005
Mortgage loans	134,583	19,898
Consumer loans	-	-
Other	-	-
Subtotal	**232,917**	**74,903**
TOTAL	**3,711,132**	**2,762,388**

In debt financial instruments, the category "Instruments of the Chilean Central Bank and Government" includes instruments that are held to guarantee margins for derivative operations through Comder Contraparte Central S.A., amounting to Ch$219,000 million and Ch$138,000 million as of September 30, 2025, and December 31, 2024, respectively.

In debt financial instruments, the category "Other debt financial instruments issued abroad" includes instruments that are held to guarantee margins for derivative operations through the London Clearing House (LCH), amounting to Ch$100,973 million and Ch$49,705 million as of September 30, 2025, and December 31, 2024, respectively. Additionally, to comply with the initial margin requirements specified by the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear, amounting to Ch$528,908 million and Ch$484,624 million as of September 30, 2025, and December 31, 2024, respectively.

Provisions for credit risk for debt financial instruments, amounted to Ch$651 million and Ch$415 million as of September 30, 2025, and December 31, 2024, respectively. Provisions for credit risk on commercial loans amounted to Ch$668 million and Ch$1,141 million as of September 30, 2025, and December 31, 2024, respectively.

Credit risk provisions for mortgage loans amounted to Ch$138 million and Ch$23 million as of September 30, 2025, and December 31, 2024, respectively.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 59

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of September 30, 2025, and December 31, 2024, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Unrealized profit (loss) (70,741) (67,161) Attributable to equity holders (73,154) (69,012) Attributable to non-controlling interest 2,413 1,851 Debt financial instruments generated the following gross realized gains and losses on the sale of instruments: As of September 30, 2025 2024   MM$ MM$ Sale of debt financial instruments at FVOCI generating realized profits 1,217,009 984,440 Realized profits 342 1,286 Sale of debt financial instruments at FVOCI generating realized losses 3,596,684 273,874 Realized losses 61,602 3,064 The movement of expected credit loss as of September 30, 2025 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2025 415 - - 415 Newly acquired assets 762 - - 762 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets recognized (excluding charge-offs) (540) - - (540) Change in measurement without portfolio reclassifying during the period 14 - - 14 Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of September 30, 2025 651 - - 651 Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2025 1,141 - - 1,141 New assets originated 147 - - 147 Transfer to phase 1 - - - - Transfer to phase 2 (590) 676 - 86 Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) - - - - Change in measurement without portfolio reclassifying during the period (477) (229) - (706) Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of September 30, 2025 221 447 - 668 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 60

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued Residential mortgage loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2025 23 - - 23 New assets originated 119 - - 119 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) - - - - Change in measurement without portfolio reclassifying during the period 18 - - 18 Sale or assignment of loans (22) - - (22) Adjustment for changes and other - - - - As of September 30, 2025 138 - - 138 The movement of expected credit loss as of December 31, 2024 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 787 - - 787 Newly acquired assets 2,386 - - 2,386 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognised (excluding charge-offs) (2,763) - - (2,763) Change in measurement without portfolio reclassifying during the period 5 - - 5 Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2024 415 - - 415 Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 125 - - 125 New assets originated 148 - - 148 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (29) - - (29) Change in measurement without portfolio reclassifying during the period 897 - - 897 Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2024 1,141 - - 1,141 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 61

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Residential mortgage loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2024	-	-	-	-
New assets originated	22	-	-	**22**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	-	-	-	-
Change in measurement without portfolio reclassifying during the period	1	-	-	**1**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2024	**23**	**-**	**-**	**23**

The Bank assessed those instruments with unrealized loss as of September 30, 2025 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risks to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealized loss as of September 30, 2025, were not in a continuous unrealized loss position for over one year.

The following table shows debt instruments and commercial and mortgage loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025			
	Amortized cost Ch$mn	Fair value Ch$mn	Unrealized profit Ch$mn	Unrealized loss Ch$mn
Chilean Central Bank and Government instruments				
Chilean Central Bank financial instruments	-	-	-	-
Chilean Treasury bonds and notes	3,042,603	2,986,187	21,049	(77,465)
Other Chilean government financial instruments	-	-	-	-
Subtotal	**3,042,603**	**2,986,187**	**21,049**	**(77,465)**
Other Chilean debt financial instruments				
Other Chilean bank financial instruments	3,825	3,864	39	-
Chilean companies bonds and commercial papers	-	-	-	-
Other Chilean financial instruments	-	-	-	-
Subtotal	**3,825**	**3,864**	**39**	**-**
Debt financial debt instruments issued abroad				
Financial instruments of central banks abroad	-	-	-	-
Debt financial instruments of foreign governments and fiscal entities	-	-	-	-
Foreign debt financial instruments from other banks	488,035	488,164	1,210	(1,081)
Foreign companies bonds and commercial papers	-	-	-	-
Other foreign debt financial instruments	-	-	-	-
Subtotal	**488,035**	**488,164**	**1,210**	**(1,081)**
Loans originated and purchased by the entity				
Commercial loans	97,203	98,334	1,131	-
Mortgage loans	155,014	134,583	-	(20,431)
Subtotal	**252,217**	**232,917**	**1,131**	**(20,431)**
Total	**3,786,680**	**3,711,132**	**23,429**	**(98,977)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 62

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

	As of December 31, 2024			
	Amortized cost Ch$mn	Fair value Ch$mn	Unrealized profit Ch$mn	Unrealized loss Ch$mn
Chilean Central Bank and Government instruments				
Chilean Central Bank financial instruments	199,943	199,903	3	(43)
Chilean Treasury bonds and notes	1,350,122	1,273,701	16,609	(93,030)
Other Chilean government financial instruments	-	-	-	-
Subtotal	**1,550,065**	**1,473,604**	**16,612**	**(93,073)**
Other Chilean debt financial securities				
Chilean Bank debt financial instruments	5,023	5,006	7	(24)
Other Chilean companies bonds and commercial papers	-	-	-	-
Other Chilean financial instruments	-	-	-	-
Subtotal	**5,023**	**5,006**	**7**	**(24)**
Debt financial debt instruments issued abroad				
Debt financial instruments of foreign governments and fiscal entities	1,002,107	1,001,105	2,903	(3,905)
Other foreign banks debt financial instruments	-	-	-	-
Foreign bonds and commercial papers	-	-	-	-
Other foreign debt financial instruments	207,770	207,770	-	-
Subtotal	**1,209,877**	**1,208,875**	**2,903**	**(3,905)**
Loans originated and purchased by the entity				
Commercial loans	53,914	55,005	1,091	-
Mortgage loans	21,441	19,898	-	(1,543)
Subtotal	**75,355**	**74,903**	**1,091**	**(1,543)**
Total	**2,840,320**	**2,762,388**	**20,613**	**(98,545)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 63

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES

The following table shows debt instruments and commercial and mortgage loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025									
	Notional amount								Fair value	
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	1,738,495	175,000	1,682,330	764,830	192,330	**4,552,985**	23,706	88,072
Currency and interest rate swaps	-	375,582	599,972	3,747,628	1,741,748	1,563,184	1,892,282	**9,920,396**	263,880	291,697
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**375,582**	**2,338,467**	**3,922,628**	**3,424,078**	**2,328,014**	**2,084,612**	**14,473,381**	**287,586**	**379,769**
Cash flow hedge derivatives										
Currency forwards	-	399,392	605,840	1,268,549	236,914	-	-	**2,510,695**	7,255	22,237
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	85,658	1,209,350	4,994,604	4,262,258	2,038,909	503,563	**13,094,342**	113,583	487,985
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**485,050**	**1,815,190**	**6,263,153**	**4,499,172**	**2,038,909**	**503,563**	**15,605,037**	**120,838**	**510,222**
Total	**-**	**860,632**	**4,153,657**	**10,185,781**	**7,923,250**	**4,366,923**	**2,588,175**	**30,078,418**	**408,424**	**889,991**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 64

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

		As of December 31, 2024									
		Notional amount								Fair value	
		On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives											
Currency forwards		-	-	-	-	-	-	-	-	-	-
Interest rate swaps		-	-	-	2,047,050	1,153,300	543,000	397,640	**4,140,990**	40,062	78,329
Cross currency swaps		-	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	**8,901,443**	462,924	243,723
Currency call options		-	-	-	-	-	-	-	-	-	-
Call interest rate options		-	-	-	-	-	-	-	-	-	-
Put currency options		-	-	-	-	-	-	-	-	-	-
Put interest rate options		-	-	-	-	-	-	-	-	-	-
Interest rate futures		-	-	-	-	-	-	-	-	-	-
Other derivatives		-	-	-	-	-	-	-	-	-	-
	Subtotal	**-**	**841,009**	**224,877**	**4,140,185**	**4,281,113**	**1,720,983**	**1,834,266**	**13,042,433**	**502,986**	**322,052**
Cash flow hedge derivatives											
Currency forwards		-	149,115	160,050	1,861,085		-	-	**2,170,250**	65,196	-
Interest rate swaps		-	-	-	-	-	-	-	-	-	-
Cross currency swaps		-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	**15,490,216**	275,446	576,342
Currency call options		-	-	-	-	-	-	-	-	-	-
Call interest rate options		-	-	-	-	-	-	-	-	-	-
Put currency options		-	-	-	-	-	-	-	-	-	-
Put interest rate options		-	-	-	-	-	-	-	-	-	-
Interest rate futures		-	-	-	-	-	-	-	-	-	-
Other derivatives		-	-	-	-	-	-	-	-	-	-
	Subtotal	**-**	**1,038,776**	**2,149,527**	**5,352,276**	**7,437,766**	**528,886**	**1,153,235**	**17,660,466**	**340,642**	**576,342**
Total		**-**	**1,879,785**	**2,374,404**	**9,492,461**	**11,718,879**	**2,249,869**	**2,987,501**	**30,702,899**	**843,628**	**898,394**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 65

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

1. Micro-hedge accounting

Fair value micro-hedges

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate.

The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of September 30, 2025, and December 31, 2024, separated by their term to maturity:

	As of September 30, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables from clients								
Commercial loans	-	96,165	72,123	656,710	-	-	-	**824,998**
Held to collect investments								
Chilean Sovereign Bond	-	-	-	-	16,640	172,675	295,483	**484,798**
Investment instruments at FVOCI								
Chilean Sovereign bond	-	-	-	-	-	-	-	**-**
Mortgage notes	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	288,495	-	192,330	-	-	**480,825**
Chilean Treasury bonds	-	-	-	38,346	290,000	790,426	57,964	**1,176,736**
Chilean Central Bank bonds	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents								
Time deposits	-	220,189	284,648	70,392	45,735	-	-	**620,964**
Issued debt instruments								
Senior bonds	-	59,228	-	889,816	872,049	183,379	460,050	**2,464,522**
Subordinated Bonds	-	-	-	197,428	-	192,330	-	**389,758**
Interbank borrowing								
Interbank loans	-	-	-	879,909	48,082	-	-	**927,991**
Chilean Central Bank loans	-	-	-	-	-	-	-	**-**
Total	**-**	**375,582**	**645,266**	**2,732,601**	**1,464,836**	**1,338,810**	**813,497**	**7,370,592**
Hedging instrument								
Cross Currency swaps	-	375,582	356,771	2,557,601	932,506	673,980	621,167	**5,517,607**
Interest rate swaps	-	-	288,495	175,000	532,330	664,830	192,330	**1,852,985**
Total	**-**	**375,582**	**645,266**	**2,732,601**	**1,464,836**	**1,338,810**	**813,497**	**7,370,592**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 66

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	62,628	81,516	-	-	-	**144,144**
Investment instruments at FVOCI								
Chilean Sovereign bond	-	-	-	-	-	169,155	379,148	**548,303**
Mortgage notes	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	497,050	-	-	-	**497,050**
Chilean Treasury bonds	-	-	-	-	328,347	204,603	-	**532,950**
Chilean Central Bank bonds	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents								
Time deposits	-	177,944	66,207	286,102	-	-	-	**530,253**
Issued debt instruments								
Senior bonds	-	586,519	96,042	846,503	1,174,316	208,151	506,578	**3,418,109**
Subordinated Bonds	-	-	-	-	192,083	-	352,487	**544,570**
Interbank borrowing								
Interbank loans	-	76,546	-	427,463	-	-	-	**504,009**
Chilean Central Bank loans	-	-	-	-	-	-	-	**-**
Total	**-**	**841,009**	**224,877**	**2,138,634**	**1,694,746**	**581,909**	**1,238,213**	**6,719,388**
Hedging instrument								
Cross currency swaps	-	841,009	224,877	1,641,584	1,391,446	438,909	840,573	**5,378,398**
Forwards	-	-	-	497,050	303,300	143,000	397,640	**1,340,990**
Total	**-**	**841,009**	**224,877**	**2,138,634**	**1,694,746**	**581,909**	**1,238,213**	**6,719,388**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 67

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

Cash flow micro-hedging

The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.

The following are the notional amounts of the hedged item as of September 30, 2025, and December 31, 2024, and the period in which the flows will occur:

	As of September 30, 2025							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	-	1,002,595	4,063,325	2,520,886	844,037	281,966	**8,712,809**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Chilean Central Bank bonds	-	-	-	-	-	191,905	-	**191,905**
Chilean Treasury bonds	-	-	-	-	-	-	-	**-**
Deposits and other time deposits								
Time deposits	-	-	-	-	-	-	-	**-**
Issued debt instruments								
Senior bonds	-	-	-	-	-	-	-	**-**
Subordinated Bonds	-	52,001	-	647,901	1,049,951	558,517	221,597	**2,529,967**
Interbank borrowing								
Interbank loans	-	433,049	812,595	944,341	563,528	-	-	**2,753,513**
Total	**-**	**485,050**	**1,815,190**	**6,263,153**	**4,499,172**	**2,038,909**	**503,563**	**15,605,037**
Hedging instrument								
Cross currency swaps	-	85,657	1,209,351	4,994,605	4,262,257	2,038,909	503,563	**13,094,342**
Forwards	-	399,393	605,839	1,268,548	236,915	-	-	**2,510,695**
Total	**-**	**485,050**	**1,815,190**	**6,263,153**	**4,499,172**	**2,038,909**	**503,563**	**15,605,037**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 68

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	680,900	1,623,426	2,208,482	5,622,165	144,203	728,129	**11,007,305**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Chilean Central Bank bonds	-	-	-	-	-	-	-	**-**
Chilean Treasury bonds	-	-	-	-	-	-	191,906	**191,906**
Deposits and other time deposits								
Time deposits	-	-	20,876	338,988	-	-	-	**359,864**
Issued debt instruments								
Senior bonds	-	-	192,083	153,667	-	-	-	**345,750**
Subordinated Bonds	-	-	-	970,384	896,058	384,683	233,200	**2,484,325**
Interbank borrowing								
Interbank loans	-	357,876	313,142	1,680,755	919,543	-	-	**3,271,316**
Total	**-**	**1,038,776**	**2,149,527**	**5,352,276**	**7,437,766**	**528,886**	**1,153,235**	**17,660,466**
Hedging instrument								
Cross currency swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	**15,490,216**
Forwards	-	149,115	160,050	1,861,085	-	-	-	**2,170,250**
Total	**-**	**1,038,776**	**2,149,527**	**5,352,276**	**7,437,766**	**528,886**	**1,153,235**	**17,660,466**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 69

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

i. Projection of flows by interest rate risk

The estimation of the periods in which flows are expected is presented below:

	As of September 30, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	6,928	-	57	113	57	-	**7,155**
Outflows	-	(17,685)	(11,216)	(29,519)	(14,357)	(1,111)	(2,190)	**(76,078)**
Net flows	**-**	**(10,757)**	**(11,216)**	**(29,462)**	**(14,244)**	**(1,054)**	**(2,190)**	**(68,923)**
Hedging instrument								
Inflows	-	(6,928)	-	(57)	(113)	(57)	-	**(7,155)**
Outflows (*)	-	17,685	11,216	29,519	14,357	1,111	2,190	**76,078**
Net flows	**-**	**10,757**	**11,216**	**29,462**	**14,244**	**1,054**	**2,190**	**68,923**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

	As of December 31, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	558	57	113	113	-	**841**
Outflows	-	(7,111)	(9,001)	(67,113)	(44,193)	(2,010)	(2,322)	**(131,750)**
Net flows	**-**	**(7,111)**	**(8,443)**	**(67,056)**	**(44,080)**	**(1,897)**	**(2,322)**	**(130,909)**
Hedging instrument								
Inflows	-	-	(558)	(57)	(113)	(113)	-	**(841)**
Outflows (*)	-	7,111	9,001	67,113	44,193	2,010	2,322	**131,750**
Net flows	**-**	**7,111**	**8,443**	**67,056**	**44,080**	**1,897**	**2,322**	**130,909**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 70

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

ii. Projection of cash flows by inflation risk

	As of September 30, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	126,962	121,683	460,774	280,241	263,034	118,033	**1,370,727**
Outflows	-	(33,546)	(261)	(10,883)	(14,097)	(49,606)	-	**(108,393)**
Net flows	**-**	**93,416**	**121,422**	**449,891**	**266,144**	**213,428**	**118,033**	**1,262,334**
Hedging instrument								
Inflows	-	33,546	261	10,883	14,097	49,606	-	**108,393**
Outflows	-	(126,962)	(121,683)	(460,774)	(280,241)	(263,034)	(118,033)	**(1,370,727)**
Net flows	**-**	**(93,416)**	**(121,422)**	**(449,891)**	**(266,144)**	**(213,428)**	**(118,033)**	**(1,262,334)**

	As of December 31, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	106,476	173,281	469,031	628,318	63,681	357,048	**1,797,835**
Outflows	-	-	(2,004)	(40,788)	(53,291)	(51,136)	-	**(147,219)**
Net flows	**-**	**106,476**	**171,277**	**428,243**	**575,027**	**12,545**	**357,048**	**1,650,616**
Hedging instrument								
Inflows	-	-	2,004	40,788	53,291	51,136	-	**147,219**
Outflows	-	(106,476)	(173,281)	(469,031)	(628,318)	(63,681)	(357,048)	**(1,797,835)**
Net flows	**-**	**(106,476)**	**(171,277)**	**(428,243)**	**(575,027)**	**(12,545)**	**(357,048)**	**(1,650,616)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 71

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

iii. Projection of cash flows by exchange rate risk

	As of September 30, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	(36,874)	(39,509)	(9,268)	(3,478)	(919)	(87)	**(90,135)**
Net flows	**-**	**(36,874)**	**(39,509)**	**(9,268)**	**(3,478)**	**(919)**	**(87)**	**(90,135)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	36,874	39,509	9,268	3,478	919	87	**90,135**
Net flows	**-**	**36,874**	**39,509**	**9,268**	**3,478**	**919**	**87**	**90,135**

	As of December 31, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	**(480,689)**
Net flows	**-**	**(137,929)**	**(155,634)**	**(181,771)**	**(3,633)**	**(1,722)**	**-**	**(480,689)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	137,929	155,634	181,771	3,633	1,722	-	**480,689**
Net flows	**-**	**137,929**	**155,634**	**181,771**	**3,633**	**1,722**	**-**	**480,689**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 72

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued 2. Effect on other comprehensive income The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statement of Change in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows: As of September 30, As of December 31, Hedged item 2025 2024 Ch$mn Ch$mn Interbank borrowing (13,302) (9,630) Time deposits and other term equivalents - (138) Issued debt instruments (4,392) 3,972 Debt instruments at FVOCI (3,832) 19,449 Loans and receivables at amortized cost (47,203) (91,454) Total (68,729) (77,801) Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. During the period, the Bank did not record any forecasted future transactions within its cash flow hedge accounting portfolio. 3. Effect on results The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below: As of September 30, As of December 31, Hedged item 2025 2024 Ch$mn Ch$mn Bond hedge derivatives 681 1,288 Interbank loans hedge derivatives (2,199) - Mortgage loans hedge derivatives (16,068) (36,625) Cash flow hedge net income(*) (17,586) (35,337) (*) See Note 28 'Equity', letter f. 4. Net investment hedges in foreign operations As of September 30, 2025, and December 31, 2024, the Bank does not have net investment hedges in foreign operations within its hedge accounting portfolio. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 73

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

5. Fair value macro-hedges

The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

	Notional amount							
As of September 30, 2025	**On demand**	**Up to 1 month**	**Between 1 month and 3 months**	**Between 3 months and 1 year**	**Between 1 year and 3 years**	**Between 3 years and 5 years**	**More than 5 years**	**Total**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	-	-	-	-	83,861	294,069	**377,930**
Commercial loans	-	-	1,693,201	1,190,027	1,959,242	905,343	977,046	**6,724,859**
TOTAL	**-**	**-**	**1,693,201**	**1,190,027**	**1,959,242**	**989,204**	**1,271,115**	**7,102,789**
Hedging instrument								
Currency and interest rate swaps	-	-	243,201	1,190,027	809,242	889,204	1,271,115	**4,402,789**
Interest rate swaps	-	-	1,450,000	-	1,150,000	100,000	-	**2,700,000**
TOTAL	**-**	**-**	**1,693,201**	**1,190,027**	**1,959,242**	**989,204**	**1,271,115**	**7,102,789**

	Notional amount							
As of December 31, 2024	**On demand**	**Up to 1 month**	**Between 1 month and 3 months**	**Between 3 months and 1 year**	**Between 1 year and 3 years**	**Between 3 years and 5 years**	**More than 5 years**	**Total**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	-	-	-	-	-	377,928	**377,928**
Commercial loans	-	-		2,001,551	2,586,367	1,139,074	218,125	**5,945,117**
TOTAL	**-**	**-**	**–**	**2,001,551**	**2,586,367**	**1,139,074**	**596,053**	**6,323,045**
Hedging instrument								
Currency and interest rate swaps	-	-		451,551	1,736,367	739,074	596,053	**3,523,045**
Interest rate swaps	-	-		1,550,000	850,000	400,000	–	**2,800,000**
TOTAL	**-**	**-**	**–**	**2,001,551**	**2,586,367**	**1,139,074**	**596,053**	**6,323,045**

As of September 30, 2025, and December 31, 2024 Ch$150,451 million and Ch$155,587 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).

As of September 30, 2025, and December 31, 2024 Ch$52,256 million and Ch$76,540 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27).

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 74

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST The composition and balances as of September 30, 2025, and December 31, 2024, of financial assets at amortized cost are as follows:   As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Financial assets at amortized cost     Rights under repurchase and securities lending agreements Transactions with domestic banks - - Transactions with foreign banks 273,662 - Transactions with other domestic entities 160,775 153,135 Transactions with other foreign entities - - Impairment on rights under repurchase agreements (103) (48) Subtotal 434,334 153,087 Debt financial instruments Chilean Central Bank and Government 5,040,447 4,852,552 Financial debt instruments issued abroad 455,050 324,527 Provision (1,138) (1,074) Subtotal 5,494,359 5,176,005 Interbank loans Foreign banks 32,230 31,283 Provisions for loans to foreign banks (44) (25) Subtotal 32,186 31,258 Loans and receivables from clients Commercial loans 17,600,148 17,821,154 Commercial loans 13,358,264 13,369,443 Foreign trade loans 2,006,250 1,929,922 Current account debtors 103,598 130,294 Credit card debtors 153,568 143,729 Factoring transactions 853,285 1,045,548 Commercial leasing transactions 1,012,538 1,077,516 Student loans 32,296 38,246 Other loans and receivables 80,349 86,456 Mortgage loans 17,454,306 17,559,769 Mortgage loans with letters of credit 16 33 Endorsable mortgage loans 303 454 Mortgage bond-financed loans 79,528 85,651 Other mutual mortgage loans 17,298,783 17,396,078 Financial leasing transactions for housing - - Other loans and receivables 75,676 77,553 Consumer loans 5,901,594 5,911,638 Consumer loans in installments 3,825,180 3,783,452 Current account debtors 136,616 145,530 Credit card debtors 1,937,595 1,980,680 Consumer finance leasing transactions 1,762 1,612 Other loans and receivables 441 364 Provisions established for credit risk (1,315,911) (1,214,321) Provisions for commercial loans (697,854) (705,431) Provisions for mortgage loans (185,190) (161,171) Provisions for consumer loans (432,867) (347,719) Subtotal 39,640,137 40,078,240 Total Financial Assets at amortized cost 45,601,016 45,438,590 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 75

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

In the nine month period ended September 30, 2025, the Bank carried out sales of leasing operations amounting to Ch$17,945 million and commercial loans amounting to Ch$12,867 million, to unrelated entities of the local financial system.

a. Rights under repurchase and securities lending agreements

The balances as of September 30, 2025, and December 31, 2024, of these instruments were as follows:

	As of September 30, 2025				As of December 31, 2024			
	On demand	Up to 1 month	Between 1 month and 3 months	Total	On demand	Up to 1 month	Between 1 month and 3 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Foreign banks transactions								
Repurchase agreements with other banks	–	273,662	–	273,662	–	–	–	–
Repurchase agreements with foreign Central Banks	–	–	–	–	–	–	–	–
Rights under lending agreements	–	–	–	–	–	–	–	–
Total	**–**	**273,662**	**–**	**273,662**	**–**	**–**	**–**	**–**
Other local entities transactions								
Repurchase agreements	–	160,775	–	**160,775**	–	107,359	45,776	153,135
Rights under lending agreements	–	–	–	**–**	–	–	–	–
Total	**–**	**160,775**	**–**	**160,775**	**–**	**107,359**	**45,776**	**153,135**
Other foreign entities transactios								
Repurchase agreements	–	–	–	–	–	–	–	–
Rights under lending agreements	–	–	–	–	–	–	–	–
Total	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total	**–**	**434,437**	**–**	**434,437**	**–**	**107,359**	**45,776**	**153,135**

The accumulated credit impairment related to repurchase agreements and securities lending operations amounts to Ch$103 million and Ch$48 million as of September 30, 2025, and December 31, 2024, respectively.

The analysis of the changes in the impairment allowance as of September 30, 2025, and December 31, 2024, is as follows:

	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn	
Balances as of January 1, 2025	**48**	**—**	**—**	**48**
Change in measurement without portfolio reclassifying during the period	(9)	–	–	(9)
Transfer to phase 1	–	–	–	–
Transfer to phase 2	–	–	–	–
Transfer to phase 3	–	–	–	–
New transactions originated	786	–	–	786
Sale or transfer	–	–	–	–
Maturity transactions	(722)	–	–	(722)
Other changes in provisions	–	–	–	–
Balance as of September 30, 2025	**103**	**–**	**–**	**103**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 76

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balances as of January 1, 2024	-	-	-	-
Change in measurement without portfolio reclassifying during the period	(26)	-	-	**(26)**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
New transactions originated	133	-	-	**133**
Sale or transfer	-	-	-	-
Maturity transactions	(59)	-	-	**(59)**
Other changes in provisions	-	-	-	-
Balance as of December 31, 2024	**48**	-	-	**48**

b. Debt financial instruments

As of September 30, 2025, and December 31, 2024 the composition of debt financial instruments is as follows:

	As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Instruments of the Chilean Central Bank and Government		
Chilean Central Bank debt instruments	-	-
Chilean Treasury bonds and notes	5,040,447	4,852,552
Other government debt financial instruments	-	-
Subtotal	**5,040,447**	**4,852,552**
Under repurchase agreement	*2,356,264*	-
Other Chilean debt financial instruments		
Chilean other banks debt financial instruments	-	-
Chilean bonds and commercial paper	-	-
Other Chilean debt financial instruments	-	-
Subtotal	**-**	**-**
Under repurchase agreement	-	-
Foreign debt financial instruments		
Foreign central banks debt financial instruments	-	-
Foreign governments and fiscal entities debt financial instruments	-	-
Foreign other banks debt financial instruments	-	-
Foreign companies bonds and commercial paper	-	-
Other foreign debt financial instruments	455,050	324,527
Subtotal	**455,050**	**324,527**
Under repurchase agreement	-	-
Expected credit loss allowance		
Expected credit loss allowance	(1,138)	(1,074)
Subtotal	**(1,138)**	**(1,074)**
Total	**5,494,359**	**5,176,005**

Under the item "Chilean Treasury and Central Bank of Chile," instruments are held as collateral to cover margin requirements for derivative operations through Comder Contraparte Central S.A., amounting to Ch$82,690 million and Ch$79,400 million as of September 30, 2025, and December 31, 2024, respectively. In addition, collateral is maintained for operations through the "Cámara de pagos de Bajo Valor" (CPBV) amounting to Ch$— and Ch$179,179 million as of September 30, 2025, and December 31, 2024 , respectively.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 77

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Under the item “Debt instruments issued abroad,” instruments are held as collateral to cover margin requirements for derivative operations, amounting to Ch$179,983 million and Ch$133,381 million as of September 30, 2025, and December 31, 2024, respectively. Analysis of changes in the impairment value as of September 30, 2025, and December 31, 2024, is as follows:   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2025 1,074 - - 1,074 Change in measurement without portfolio reclassifying during the period 36 - - 36 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 28 - - 28 Sale, transfer or maturity - - - - Paid loans - - - - Other changes in provisions - - - - Balance as of September 30, 2025 1,138 - - 1,138   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2024 1,729 - - 1,729 Change in measurement without portfolio reclassifying during the period (290) - - (290) Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 1,256 - - 1,256 Sale, transfer or maturity (1,621) - - (1,621) Paid loans - - - - Other changes in provisions - - - - Balance as of December 31, 2024 1,074 - - 1,074 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 78

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

c. Interbank loans

As of September 30, 2025, and December 31, 2024, the details of amounts owed to banks is as follows:

Interbank loans As of September 30, 2025 (In Ch$mn)	Financial assets before provisions				Established provisions				
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Impaired portfolio Individual Assessment	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	32,230	-	-	32,230	44	-	-	44	32,186
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	32,230	-	-	32,230	44	-	-	44	32,186
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	32,230	-	-	32,230	44	-	-	44	32,186

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 79

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Interbank loans As of December 31, 2024 (In Ch$mn)	Financial assets before provisions				Established provisions				
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Impaired portfolio Individual Assessment	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	31,283	-	-	31,283	25	-	-	25	31,258
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	31,283	-	-	31,283	25	-	-	25	31,258
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	31,283	-	-	31,283	25	-	-	25	31,258

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 80

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

d. Loans and receivables from clients

The balances of Loans and receivables from clients as of September 30, 2025, and December 31, 2024, are as follows:

Loans and receivables As of September 30, 2025 (In Ch$mn)	Financial assets before provisions					Total	Established provisions					Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio			Normal portfolio		Substandard Portfolio	Impaired portfolio					
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,682,776	4,521,974	1,080,590	608,760	464,164	**13,358,264**	75,292	64,110	49,419	201,003	163,621	**553,445**	2,706	**556,151**	**12,802,113**
Foreign trade loans Chilean exports	986,998	9,327	41,269	14,707	2,779	**1,055,080**	19,963	345	4,694	5,221	1,816	**32,039**	-	**32,039**	**1,023,041**
Foreign trade loans Chilean imports	815,249	75,647	37,398	13,868	3,116	**945,278**	22,476	2,057	3,212	10,061	1,674	**39,480**	-	**39,480**	**905,798**
Foreign trade loans between third countries	4,933	-	959	-	-	**5,892**	41	-	133	-	-	**174**	-	**174**	**5,718**
Current account debtors	55,862	33,913	6,749	953	6,121	**103,598**	1,436	1,136	805	484	3,366	**7,227**	-	**7,227**	**96,371**
Credit card debtors	30,365	110,170	2,402	696	9,935	**153,568**	802	3,291	285	312	5,540	**10,230**	-	**10,230**	**143,338**
Factoring transactions	801,979	25,290	16,720	5,378	3,918	**853,285**	11,092	549	1,949	2,781	3,427	**19,798**	-	**19,798**	**833,487**
Commercial leasing transactions	728,079	147,148	85,819	40,488	11,004	**1,012,538**	4,160	1,016	1,344	7,001	9,932	**23,453**	7	**23,460**	**989,078**
Student loans	-	24,288	-	-	8,008	**32,296**	-	540	-	-	2,378	**2,918**	-	**2,918**	**29,378**
Other loans and receivables	6,159	63,612	1,308	1,371	7,899	**80,349**	75	2,283	59	691	3,269	**6,377**	-	**6,377**	**73,972**
Subtotal	**10,112,400**	**5,011,369**	**1,273,214**	**686,221**	**516,944**	**17,600,148**	**135,337**	**75,327**	**61,900**	**227,554**	**195,023**	**695,141**	**2,713**	**697,854**	**16,902,294**
Mortgage loans															
Loans with mortgage finance	-	-	-	-	16	**16**	-	-	-	-	1	**1**	-	**1**	**15**
Endorsable mortgage mutual loans	-	236	-	-	67	**303**	-	-	-	-	7	**7**	-	**7**	**296**
Mortgage bond-financed loans	-	76,283	-	-	3,245	**79,528**	-	124	-	-	290	**414**	-	**414**	**79,114**
Other mutual mortgage loans	-	16,260,820	-	-	1,037,963	**17,298,783**	-	34,619	-	-	148,782	**183,401**	-	**183,401**	**17,115,382**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	66,390	-	-	9,286	**75,676**	-	206	-	-	1,161	**1,367**	-	**1,367**	**74,309**
Subtotal	**-**	**16,403,729**	**-**	**-**	**1,050,577**	**17,454,306**	**-**	**34,949**	**-**	**-**	**150,241**	**185,190**	**-**	**185,190**	**17,269,116**
Consumer loans															
Consumer loans in installments	-	3,562,348	-	-	262,832	**3,825,180**	-	162,542	-	-	157,724	**320,266**	-	**320,266**	**3,504,914**
Current account debtors	-	128,153	-	-	8,463	**136,616**	-	7,183	-	-	4,876	**12,059**	-	**12,059**	**124,557**
Credit card debtors	-	1,902,407	-	-	35,188	**1,937,595**	-	79,784	-	-	20,460	**100,244**	-	**100,244**	**1,837,351**
Consumer finance leasing transactions	-	1,751	-	-	11	**1,762**	-	45	-	-	4	**49**	-	**49**	**1,713**
Other loans and receivables	-	23	-	-	418	**441**	-	6	-	-	243	**249**	-	**249**	**192**
Subtotal	**-**	**5,594,682**	**-**	**-**	**306,912**	**5,901,594**	**-**	**249,560**	**-**	**-**	**183,307**	**432,867**	**-**	**432,867**	**5,468,727**
TOTAL	**10,112,400**	**27,009,780**	**1,273,214**	**686,221**	**1,874,433**	**40,956,048**	**135,337**	**359,836**	**61,900**	**227,554**	**528,571**	**1,313,198**	**2,713**	**1,315,911**	**39,640,137**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 81

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Loans and receivables As of December 31, 2024 (In Ch$mn)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,926,688	4,334,067	964,136	687,943	456,609	**13,369,443**	73,894	60,295	25,424	233,212	162,058	**554,883**	4,295	**559,178**	**12,810,265**
Foreign trade loans Chilean exports	937,668	13,826	82,939	18,958	1,673	**1,055,064**	14,683	419	6,592	11,583	972	**34,249**	-	**34,249**	**1,020,815**
Foreign trade loans Chilean imports	766,103	65,524	26,021	13,318	2,740	**873,706**	20,608	1,828	1,625	10,791	1,441	**36,293**	-	**36,293**	**837,413**
Foreign trade loans between third countries	1,152	-	-	-	-	**1,152**	12	-	-	-	-	**12**	-	**12**	**1,140**
Current account debtors	81,814	30,718	7,532	1,839	8,391	**130,294**	1,398	991	840	793	4,958	**8,980**	-	**8,980**	**121,314**
Credit card debtors	27,570	102,333	2,210	802	10,814	**143,729**	771	3,083	266	384	6,473	**10,977**	-	**10,977**	**132,752**
Factoring transactions	993,729	27,947	15,086	5,112	3,674	**1,045,548**	12,433	530	1,567	4,311	2,689	**21,530**	-	**21,530**	**1,024,018**
Commercial leasing transactions	759,480	158,226	98,351	50,621	10,838	**1,077,516**	3,564	3,326	1,537	6,474	6,336	**21,237**	15	**21,252**	**1,056,264**
Student loans	-	28,606	-	-	9,640	**38,246**	-	744	-	-	2,244	**2,988**	-	**2,988**	**35,258**
Other loans and receivables	6,529	65,612	393	6,415	7,507	**86,456**	87	1,655	38	5,100	3,092	**9,972**	-	**9,972**	**76,484**
Subtotal	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**	**17,115,723**
Mortgage loans															
Loans with mortgage finance	-	4	-	-	29	**33**	-	-	-	-	3	**3**	-	**3**	**30**
Endorsable mortgage mutual loans	-	367	-	-	87	**454**	-	1	-	-	6	**7**	-	**7**	**447**
Mortgage bond-financed loans	-	81,222	-	-	4,429	**85,651**	-	137	-	-	360	**497**	-	**497**	**85,154**
Other mutual mortgage loans	-	16,466,308	-	-	929,770	**17,396,078**	-	34,114	-	-	125,043	**159,157**	-	**159,157**	**17,236,921**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	69,110	-	-	8,443	**77,553**	-	210	-	-	1,297	**1,507**	-	**1,507**	**76,046**
Subtotal	**-**	**16,617,011**	**-**	**-**	**942,758**	**17,559,769**	**-**	**34,462**	**-**	**-**	**126,709**	**161,171**	**-**	**161,171**	**17,398,598**
Consumer loans															
Consumer loans in installments	-	3,522,973	-	-	260,479	**3,783,452**	-	113,734	-	-	146,573	**260,307**	-	**260,307**	**3,523,145**
Current account debtors	-	136,185	-	-	9,345	**145,530**	-	6,132	-	-	7,038	**13,170**	-	**13,170**	**132,360**
Credit card debtors	-	1,946,063	-	-	34,617	**1,980,680**	-	48,324	-	-	25,660	**73,984**	-	**73,984**	**1,906,696**
Consumer finance leasing transactions	-	1,592	-	-	20	**1,612**	-	14	-	-	15	**29**	-	**29**	**1,583**
Other loans and receivables	-	59	-	-	305	**364**	-	7	-	-	222	**229**	-	**229**	**135**
Subtotal	**-**	**5,606,872**	**-**	**-**	**304,766**	**5,911,638**	**-**	**168,211**	**-**	**-**	**179,508**	**347,719**	**-**	**347,719**	**5,563,919**
TOTAL	10,500,733	27,050,742	1,196,668	785,008	1,759,410	41,292,561	127,450	275,544	37,889	272,648	496,480	1,210,011	4,310	1,214,321	40,078,240

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 82

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

e. Contingent loans

Contingent loan balances as of September 30, 2025, and December 31, 2024, are as follows:

Credit risk exposure from contingent loans As of September 30, 2025 (In Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Personal guarantees	536,456	806	55,512	113	-	**592,887**	2,185	19	3,140	102	-	**5,446**	**587,441**
Letter of credits of merchandise traffic operations	45,769	280	1,539	-	-	**47,588**	538	7	1	-	-	**546**	**47,042**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	851,075	22,368	39,622	7,598	393	**921,056**	12,020	498	1,326	3,700	224	**17,768**	**903,288**
Unrestricted prompt cancel credit lines	266,849	893,138	2,071	1,111	13,972	**1,177,141**	1,457	27,141	138	374	7,839	**36,949**	**1,140,192**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Student loans under Law N°20.027 for higher education (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other irrevocable credit commitments	193,036	4	68,089	-	-	**261,129**	1,123	1	-	-	-	**1,124**	**260,005**
Other contingent loans	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Credit risk exposure from contingent loans As of December 31, 2024 (In Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Personal guarantees	234,959	73,273	57,695	-	-	**365,927**	2,171	2,048	3,607	-	-	**7,826**	**358,101**
Letter of credits of merchandise traffic operations	60,579	450	652	-	-	**61,681**	629	13	-	-	-	**642**	**61,039**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	1,035,872	21,884	41,954	8,587	611	**1,108,908**	11,523	517	1,702	4,441	380	**18,563**	**1,090,345**
Unrestricted prompt cancel credit lines	241,390	860,881	2,016	893	13,992	**1,119,172**	1,332	5,643	189	460	9,037	**16,661**	**1,102,511**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Student loans under Law N°20.027 for higher education (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other irrevocable credit commitments	194,801	6	-	-	-	**194,807**	1,070	-	-	-	-	**1,070**	**193,737**
Other contingent loans	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 83

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

f. Breakdown of movement in established provisions - Interbank loans

A summary of the movements of established provisions for Interbank loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period			
	Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Interbank loans				
Balance as of January 1, 2025	25	-	-	25
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	174	-	-	174
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(153)	-	-	(153)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	(2)	-	-	(2)
Other changes in provisions	-	-	-	-
Balance as of September 30, 2025	44	-	-	44

Breakdown of movement in established for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period			
	Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Interbank loans				
Balance as of January 1, 2024	114	-	-	114
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	142	-	-	142
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(233)	-	-	(233)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	2	-	-	2
Other changes in provisions	-	-	-	-
Balance as of December 31, 2024	25	-	-	25

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 84

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

g. Breakdown of movement in established provisions - Commercial Loans

A summary of the movements of established provisions for Commercial Loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2025	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	34,025	75,819	20,873	123,538	99,087	**353,342**	10	**353,352**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(11,680)	-	23,151	-	-	**11,471**	30	**11,501**
Individual Normal to Individual Impaired	(76)	-	-	471	-	**395**	-	**395**
Substandard to Individual Impaired	-	-	(10,411)	28,065	-	**17,654**	-	**17,654**
Substandard to Individual Normal	925	-	(1,591)	-	-	**(666)**	23	**(643)**
Individual Impaired to Substandard	-	-	136	(187)	-	**(51)**	-	**(51)**
Individual Impaired to Individual Normal	-	-	-	-	-	**-**	-	**-**
Group normal to Group Impaired	-	(27,226)	-	-	59,135	**31,909**	78	**31,987**
Group Impaired to Group normal	-	1,444	-	-	(22,109)	**(20,665)**	8	**(20,657)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	2,246	-	(1,297)	(730)	-	**219**	55	**274**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(27)	(1,129)	-	-	2,133	**977**	30	**1,007**
New loans originated	220,341	28,456	-	-	-	**248,797**	2,217	**251,014**
New loans due to translation from contingent to loan	573	1,076	-	-	-	**1,649**	-	**1,649**
New loans purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of loans	(331)	-	-	-	-	**(331)**	-	**(331)**
Release due to loan payment	(236,709)	(75,907)	(6,551)	(48,254)	(23,069)	**(390,490)**	(4,048)	**(394,538)**
Provision application for charge-offs	-	-	-	(144,635)	(110,298)	**(254,933)**	-	**(254,933)**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	(1,400)	(77)	(299)	(3,362)	(119)	**(5,257)**	-	**(5,257)**
Other changes in provisions	-	-	-	-	-	**-**	-	**-**
Balance as of September 30, 2025	**135,337**	**75,327**	**61,900**	**227,554**	**195,023**	**695,141**	**2,713**	**697,854**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 85

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2024	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	36,796	105,960	18,824	49,180	78,653	**289,413**	37	**289,450**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(10,150)	-	16,846	-	-	**6,696**	147	**6,843**
Individual Normal to Individual Impaired	(6)	-	-	2	-	**(4)**	-	**(4)**
Substandard to Individual Impaired	-	-	(14,171)	30,188	-	**16,017**	-	**16,017**
Substandard to Individual Normal	1,153	-	(2,314)	-	-	**(1,161)**	62	**(1,099)**
Individual Impaired to Substandard	-	-	342	(873)	-	**(531)**	-	**(531)**
Individual Impaired to Individual Normal	6	-	-	(3)	-	**3**	-	**3**
Group normal to Group Impaired	-	(35,222)	-	-	77,549	**42,327**	226	**42,553**
Group Impaired to Group normal	-	1,827	-	-	(23,561)	**(21,734)**	15	**(21,719)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	5,187	-	(661)	(278)	-	**4,248**	12	**4,260**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(4)	(1,951)	-	-	101	**(1,854)**	100	**(1,754)**
New loans originated	248,379	44,664	-	-	-	**293,043**	40	**293,083**
New loans due to translation from contingent to loan	919	1,384	-	-	-	**2,303**		**2,303**
New loans purchased	-	36	-	-	17	**53**	-	**53**
Sale or assignment of loans	(1,188)	-	-	-	-	**(1,188)**	-	**(1,188)**
Release due to loan payment	(252,183)	(112,343)	(13,540)	(187,002)	(276,973)	**(842,041)**	(6,499)	**(848,540)**
Provision application for charge-offs	-	-	-	113,252	124,413	**237,665**	-	**237,665**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	5,811	312	1,905	10,990	385	**19,403**	-	**19,403**
Other changes in provisions	-	53	-	-	(1,652)	**(1,599)**	-	**(1,599)**
Balance as of December 31, 2024	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 86

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

h. Breakdown of movement in established provisions – Residential Mortgage loans

A summary of the movements of established provisions for Residential Mortgage Loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio	
Residential Mortgage loans			
Balance as of January 1, 2025	**34,462**	**126,709**	**161,171**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	40,128	61,946	**102,074**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(6,549)	27,524	**20,975**
Group impaired to Group normal	1,082	(11,927)	**(10,845)**
New loans originated	799	-	**799**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(34,973)	(9,736)	**(44,709)**
Provision application for charge-offs	-	(44,275)	**(44,275)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	-	-	**-**
Balance as of September 30, 2025	**34,949**	**150,241**	**185,190**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio	
Residential Mortgage loans			
Balance as of January 1, 2024	**32,350**	**116,031**	**148,381**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	53,404	81,602	**135,006**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(9,670)	43,311	**33,641**
Group impaired to Group normal	1,166	(11,006)	**(9,840)**
New loans originated	1,297	-	**1,297**
New loans purchased	-	-	**-**
Sale or assignment of loans	(55)	-	**(55)**
Release due to loan payment	(44,030)	(147,029)	**(191,059)**
Provision application for charge-offs	-	43,800	**43,800**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	-	-	**-**
Balance as of December 31, 2024	**34,462**	**126,709**	**161,171**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 87

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

i. Breakdown of movement in established provisions – Consumer Loans

A summary of the movements of established provisions for Consumer Loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal portfolio	Impaired portfolio	
Consumer loans			
Balance as of January 1, 2025	**168,211**	**179,508**	**347,719**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	404,249	214,520	**618,769**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(121,141)	177,873	**56,732**
Group impaired to Group normal	9,735	(31,784)	**(22,049)**
New loans originated	72,212		**72,212**
New loans due to translation from contingent to loan	14,859	-	**14,859**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(298,478)	(100,117)	**(398,595)**
Provision application for charge-offs		(256,692)	**(256,692)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	(87)	(1)	**(88)**
Other changes in provisions	-	-	**-**
Balance as of September 30, 2025	**249,560**	**183,307**	**432,867**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal portfolio	Impaired portfolio	
Consumer loans			
Balance as of January 1, 2024	**169,345**	**166,031**	**335,376**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	331,869	171,817	**503,686**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(80,574)	255,012	**174,438**
Group impaired to Group normal	9,525	(35,761)	**(26,236)**
New loans originated	84,984	-	**84,984**
New loans due to translation from contingent to loan	13,373	-	**13,373**
New loans purchased	1,278	814	**2,092**
Sale or assignment of loans	(1,407)	-	**(1,407)**
Release due to loan payment	(364,183)	(711,310)	**(1,075,493)**
Provision application for charge-offs	-	353,415	**353,415**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	96	6	**102**
Other changes in provisions	3,905	(20,516)	**(16,611)**
Balance as of December 31, 2024	**168,211**	**179,508**	**347,719**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 88

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

j. Breakdown of movement in established provisions – Contingent Loans

A summary of the movements of established provisions for Contingent Loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2025	**16,723**	**8,218**	**5,502**	**4,900**	**9,419**	**44,762**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	2,964	32,946	380	218	763	**37,271**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(368)	-	627	-	-	**259**
Individual Normal to Individual Impaired	-	-	-	1	-	**1**
Substandard to Individual Impaired	-	-	(151)	847	-	**696**
Substandard to Individual Normal	288	-	(568)	-	-	**(280)**
Individual Impaired to Substandard	-	-	-	-	-	**-**
Individual Impaired to Individual Normal	-	-	-	(9)	-	**(9)**
Group Normal to Group Impaired	-	(551)	-	-	8,891	**8,340**
Group Impaired to Group Normal	-	37	-	-	(4,274)	**(4,237)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	(103)	-	(48)	(15)	-	**(166)**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	48	-	-	3	**51**
New contingent loans granted	12,896	4,605	-	-	-	**17,501**
Release due to loan payment	(15,007)	(17,557)	(1,023)	(1,783)	(6,900)	**(42,270)**
Contingent loans from translation to loans	18	211	4	18	253	**504**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	(90)	(331)	(115)	(4)	(90)	**(630)**
Other changes in provisions	-	40	-	-	-	**40**
Balance as of September 30, 2025	**17,321**	**27,666**	**4,608**	**4,173**	**8,065**	**61,833**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 89

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2024	**14,999**	**6,381**	**5,763**	**5,315**	**7,824**	**40,282**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	3,510	9,414	1,271	1,989	2,918	**19,102**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(587)	-	967	-	-	**380**
Individual Normal to Individual Impaired	-	-	-	-	-	**-**
Substandard to Individual Impaired	-	-	(1,409)	6,882	-	**5,473**
Substandard to Individual Normal	136	-	(319)	-	-	**(183)**
Individual Impaired to Substandard	-	-	1	(11)	-	**(10)**
Individual Impaired to Individual Normal	-	-	-	(42)	-	**(42)**
Group Normal to Group Impaired	-	(210)	-	-	11,758	**11,548**
Group Impaired to Group Normal	-	13	-	-	(4,217)	**(4,204)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	109	-	(10)	(2)	-	**97**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	65	-	-	-	**65**
New contingent loans granted	17,602	5,278	-	-	-	**22,880**
Release due to loan payment	(19,774)	(13,292)	(1,201)	(9,264)	(9,716)	**(53,247)**
Contingent loans from translation to loans	42	243	7	3	469	**764**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	686	303	432	30	383	**1,834**
Other changes in provisions	-	23	-	-	-	**23**
Balance as of December 31, 2024	**16,723**	**8,218**	**5,502**	**4,900**	**9,419**	**44,762**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 90

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

k. Concentration of loans by economic activity

The breakdown of loans by economic activity as of September 30, 2025, and December 31, 2024, is as follows:

Composition of economic activity for loans, contingent loan exposure and accrued provision As of September 30, 2025 (In Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans	
Interbank loans	-	32,230	**32,230**	-	44	**44**
Commercial loans						
Agriculture and livestock	562,536	2	**562,538**	34,498	-	**34,498**
Fruticulture	536,791	1,002	**537,793**	36,704	2	**36,706**
Forestry	162,444	-	**162,444**	7,384	-	**7,384**
Fishing	305,940	-	**305,940**	10,163	-	**10,163**
Mining	443,147	-	**443,147**	6,583	-	**6,583**
Oil and natural gas	14,264	-	**14,264**	175	-	**175**
Manufacturing	-	-	**-**	-	-	**-**
Food, beverages and tobacco	408,264	31	**408,295**	12,404	-	**12,404**
Textile, leather and footwear	84,673	959	**85,632**	4,714	133	**4,847**
Wood and furniture	87,936	-	**87,936**	2,836	-	**2,836**
Pulp, paper and printing	65,215	-	**65,215**	2,522	-	**2,522**
Chemicals and oil products	137,956	-	**137,956**	4,173	-	**4,173**
Metallic, non-metallic, machinery, or other	440,362	-	**440,362**	20,882	-	**20,882**
Other manufacturing	257,673	457	**258,130**	10,064	20	**10,084**
Electricity, gas and water	761,374	-	**761,374**	9,059	-	**9,059**
Housing construction	259,948	-	**259,948**	6,239	-	**6,239**
Non-housing construction (office, civil works)	496,972	3	**496,975**	11,688	-	**11,688**
Wholesale commerce	1,935,863	11,301	**1,947,164**	115,844	85	**115,929**
Retail trade, restaurants and hotels	1,762,287	447	**1,762,734**	83,456	24	**83,480**
Transport and storage	693,466	75	**693,541**	23,185	40	**23,225**
Telecommunications	580,656	1	**580,657**	6,849	-	**6,849**
Financial services	518,052	4,093	**522,145**	4,655	9	**4,664**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,371,358	-	**2,371,358**	69,911	-	**69,911**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social and other communal services	4,683,587	11,013	**4,694,600**	213,327	226	**213,553**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,570,764**	**29,384**	**17,600,148**	**697,315**	**539**	**697,854**
Residential Mortgage loans	**17,450,571**	**3,735**	**17,454,306**	**185,152**	**38**	**185,190**
Consumer loans	**5,900,344**	**1,250**	**5,901,594**	**432,779**	**88**	**432,867**
Contingent loan exposure	**2,958,936**	**40,865**	**2,999,801**	**61,723**	**110**	**61,833**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 91

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2024 (In Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans	
Interbank loans	**11**	**31,272**	**31,283**	**-**	**25**	**25**
Commercial loans						
Agriculture and livestock	576,262	2	**576,264**	27,289	-	**27,289**
Fruticulture	611,106	1,410	**612,516**	40,441	3	**40,444**
Forestry	152,781	-	**152,781**	8,911	-	**8,911**
Fishing	400,637	-	**400,637**	11,373	-	**11,373**
Mining	467,147	-	**467,147**	6,430	-	**6,430**
Oil and natural gas	11,525	-	**11,525**	128	-	**128**
Manufacturing						
Food, beverages and tobacco	341,358	6	**341,364**	10,192	-	**10,192**
Textile, leather and footwear	79,034	761	**79,795**	5,129	5	**5,134**
Wood and furniture	91,787	-	**91,787**	3,126	-	**3,126**
Pulp, paper and printing	64,583	1	**64,584**	2,660	-	**2,660**
Chemicals and oil products	132,339	-	**132,339**	2,767	-	**2,767**
Metallic, non-metallic, machinery, or other	396,990	-	**396,990**	13,788	-	**13,788**
Other manufacturing	247,623	-	**247,623**	10,789	-	**10,789**
Electricity, gas and water	805,234	-	**805,234**	6,342	-	**6,342**
Housing construction	248,328	-	**248,328**	9,876	-	**9,876**
Non-housing construction (office, civil works)	562,715	6	**562,721**	13,881	2	**13,883**
Wholesale commerce	1,824,444	12,266	**1,836,710**	126,888	77	**126,965**
Retail trade, restaurants and hotels	1,552,812	103	**1,552,915**	74,002	5	**74,007**
Transport and storage	768,850	30,626	**799,476**	25,588	67	**25,655**
Telecommunications	532,256	3	**532,259**	12,050	-	**12,050**
Financial services	612,018	1,011	**613,029**	5,644	43	**5,687**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,369,220	-	**2,369,220**	56,942	-	**56,942**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social and other communal services	4,916,863	9,047	**4,925,910**	230,908	85	**230,993**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,765,912**	**55,242**	**17,821,154**	**705,144**	**287**	**705,431**
Residential Mortgage loans	**17,559,769**	**-**	**17,559,769**	**161,171**	**-**	**161,171**
Consumer loans	**5,911,638**	**-**	**5,911,638**	**347,719**	**-**	**347,719**
Contingent loan exposure	**2,850,495**	**-**	**2,850,495**	**44,762**	**-**	**44,762**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 92

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Residential mortgage loans and their provisions as of September 30, 2025, and December 31, 2024, are as follows:

As of September 30, 2025 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,674,415	9,428	35,594	20,066	35,178	**1,774,681**	3,087	165	1,095	956	4,476	**9,779**
40% < LTV <= 80%	12,768,484	29,517	371,537	212,254	386,543	**13,768,335**	38,563	639	12,942	11,849	78,253	**142,246**
80% < LTV <= 90%	1,279,793	40	37,510	29,269	54,104	**1,400,716**	7,584	9	1,753	1,888	12,625	**23,859**
LTV > 90%	475,813	564	9,532	7,226	17,439	**510,574**	3,482	31	560	628	4,605	**9,306**
Total	**16,198,505**	**39,549**	**454,173**	**268,815**	**493,264**	**17,454,306**	**52,716**	**844**	**16,350**	**15,321**	**99,959**	**185,190**

As of December 31, 2024 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,584,145	9,464	31,097	19,828	33,432	**1,677,966**	2,930	150	908	917	4,243	**9,148**
40% < LTV <= 80%	13,021,875	33,382	360,329	210,526	358,471	**13,984,583**	36,828	606	11,485	11,044	65,635	**125,598**
80% < LTV <= 90%	1,522,287	49	42,591	22,817	47,385	**1,635,129**	7,630	2	1,491	1,447	10,624	**21,194**
LTV > 90%	238,819	176	8,207	3,967	10,922	**262,091**	1,773	24	426	274	2,734	**5,231**
Total	**16,367,126**	**43,071**	**442,224**	**257,138**	**450,210**	**17,559,769**	**49,161**	**782**	**14,310**	**13,682**	**83,236**	**161,171**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 93

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

m. Interbank commercial loans and their provisions established by classification category

The distribution of provisions by classification category for interbank and commercial loans as of September 30, 2025, and December 31, 2024, are as follows:

Distribution of provisions by classification category for interbank and commercial loans as of September 30, 2025 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																								
	Individual																				Group				
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	14,289	-	17,941	-	-	-	32,230	-	-	-	-	-	-	-	-	-	-	-	-	32,230	-	-	-	32,230	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	14,289	-	17,941	-	-	-	32,230	-	-	-	-	-	-	-	-	-	-	-	-	32,230	-	-	-	32,230	-
Established provisions	5	-	39	-	-	-	44	-	-	-	-	-	-	-	-	-	-	-	-	44	-	-	-	44	-
% Established provisions	0.03%	-	0.22%	-	-	-	0.14%	-	-	-	-	-	-	-	-	-	-	-	-	0.14 %	-	-	-	0.14 %	-

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 94

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of September 30, 2025 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																									Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																								Total	
	Individual																			Group						
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total			
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal							
Commercial loans																										
Commercial loans	-	348,894	1,301,690	1,630,402	1,915,553	1,486,237	**6,682,776**	741,697	119,271	101,032	118,590	**1,080,590**	157,686	107,825	67,595	126,648	58,387	90,619	**608,760**	**8,372,126**	4,521,974	464,164	**4,986,138**	**13,358,264**	**2,706**
Foreign trade loans Chilean exports	-	139,055	204,283	309,249	194,083	140,328	**986,998**	27,291	11,793	-	2,185	**41,269**	3,438	1,790	1,967	3,678	1,759	2,075	**14,707**	**1,042,974**	9,327	2,779	**12,106**	**1,055,080**	-
Foreign trade loans Chilean imports	-	-	160,341	264,067	253,023	137,818	**815,249**	26,137	8,577	-	2,684	**37,398**	286	38	-	2,354	3,846	7,344	**13,868**	**866,515**	75,647	3,116	**78,763**	**945,278**	-
Foreign trade loans between third countries	-	-	4,093	596	-	244	**4,933**	959	-	-	-	**959**	-	-	-	-	-	-	-	**5,892**	-	-	-	**5,892**	-
Debtors with current accounts	-	3,621	6,830	20,553	12,714	12,144	**55,862**	6,170	228	204	147	**6,749**	145	182	22	91	167	346	**953**	**63,564**	33,913	6,121	**40,034**	**103,598**	-
Credit card debtors	-	990	4,817	11,546	7,806	5,206	**30,365**	1,943	139	173	147	**2,402**	191	75	-	102	142	186	**696**	**33,463**	110,170	9,935	**120,105**	**153,568**	-
Factoring transactions	1,268	61,001	387,770	179,642	112,201	60,097	**801,979**	15,201	155	1,226	138	**16,720**	-	827	1,981	182	72	2,316	**5,378**	**824,077**	25,290	3,918	**29,208**	**853,285**	-
Commercial leasing transactions	1,986	3,673	141,339	228,541	176,243	176,297	**728,079**	47,016	12,608	15,602	10,593	**85,819**	16,786	8,058	6,435	7,160	1,829	220	**40,488**	**854,386**	147,148	11,004	**158,152**	**1,012,538**	7
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	24,288	8,008	**32,296**	**32,296**	-
Other loans and receivables	-	947	1,879	1,975	803	555	**6,159**	1,288	8	10	2	**1,308**	211	268	41	71	320	460	**1,371**	**8,838**	63,612	7,899	**71,511**	**80,349**	-
Subtotal	**3,254**	**558,181**	**2,213,042**	**2,646,571**	**2,672,426**	**2,018,926**	**10,112,400**	**867,702**	**152,779**	**118,247**	**134,486**	**1,273,214**	**178,743**	**119,063**	**78,041**	**140,286**	**66,522**	**103,566**	**686,221**	**12,071,835**	**5,011,369**	**516,944**	**5,528,313**	**17,600,148**	**2,713**
Established provisions	**-**	**970**	**3,780**	**21,800**	**48,022**	**60,765**	**135,337**	**31,220**	**9,227**	**7,270**	**14,183**	**61,900**	**3,575**	**11,906**	**19,510**	**56,116**	**43,238**	**93,209**	**227,554**	**424,791**	**75,325**	**195,023**	**270,348**	**695,139**	**2,713**
% Established provisions	**—%**	**0.17%**	**0.17%**	**0.82%**	**1.80%**	**3.01%**	**1.34%**	**3.60%**	**6.04%**	**6.15%**	**10.55%**	**4.86%**	**2.00%**	**10.00%**	**25.00%**	**40.00%**	**65.00%**	**90.00%**	**33.16%**	**3.52%**	**1.50%**	**37.73%**	**4.89%**	**3.95%**	**100.00%**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 95

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2024 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																								
	Individual																				Group				
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	23,764	-	7,519	-	-	-	31,283	-	-	-	-	-	-	-	-	-	-	-	-	31,283	-	-	-	31,283	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	23,764	-	7,519	-	-	-	31,283	-	-	-	-	-	-	-	-	-	-	-	-	31,283	-	-	-	31,283	-
Established provisions	9	-	16	-	-	-	25	-	-	-	-	-	-	-	-	-	-	-	-	25	-	-	-	25	-
% Established provisions	0.04%	-	0.21%	-	-	-	0.08%	-	-	-	-	-	-	-	-	-	-	-	-	0.08%	-	-	-	0.08%	-

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 96

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2024 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																								Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																									
	Individual																					Group				
	Normal portfolio							Substandard Portfolio					Impaired portfolio									Normal	Impaired			
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	portfolio	Portfolio	Total		
Commercial loans																										
Commercial loans	2,469	347,829	1,284,091	1,586,694	1,986,465	1,719,140	**6,926,688**	641,176	114,575	117,922	90,463	**964,136**	185,831	124,657	60,861	122,192	88,094	106,308	**687,943**	**8,578,767**	4,334,067	456,609	**4,790,676**	**13,369,443**	**4,295**
Foreign trade loans Chilean exports	-	160,427	171,825	314,361	216,624	74,431	**937,668**	71,011	5,398	5,535	995	**82,939**	550	-	749	5,651	6,730	5,278	**18,958**	**1,039,565**	13,826	1,673	**15,499**	**1,055,064**	-
Foreign trade loans Chilean imports	-	-	204,089	168,126	256,269	137,619	**766,103**	14,264	11,757	-	-	**26,021**	-	38	-	2,087	483	10,710	**13,318**	**805,442**	65,524	2,740	**68,264**	**873,706**	-
Foreign trade loans between third countries	-	-	-	392	-	760	**1,152**	-	-	-	-	-	-	-	-	-	-	-	-	**1,152**	-	-	-	**1,152**	-
Debtors with current accounts	-	194	39,249	20,683	12,680	9,008	**81,814**	6,933	330	172	97	**7,532**	557	69	175	188	438	412	**1,839**	**91,185**	30,718	8,391	**39,109**	**130,294**	-
Credit card debtors	-	936	3,280	10,120	8,073	5,161	**27,570**	1,620	277	150	163	**2,210**	176	58	3	202	135	228	**802**	**30,582**	102,333	10,814	**113,147**	**143,729**	-
Factoring transactions	858	141,059	481,641	223,777	86,260	60,134	**993,729**	13,688	23	1,261	114	**15,086**	4	65	12	409	89	4,533	**5,112**	**1,013,927**	27,947	3,674	**31,621**	**1,045,548**	-
Commercial leasing transactions	2,829	5,151	124,959	197,472	223,082	205,987	**759,480**	56,129	21,003	14,319	6,900	**98,351**	27,262	10,961	6,355	2,970	2,839	234	**50,621**	**908,452**	158,226	10,838	**169,064**	**1,077,516**	15
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28,606	9,640	**38,246**	**38,246**	-
Other loans and receivables	-	728	1,673	1,919	1,766	443	**6,529**	265	77	42	9	**393**	487	81	175	114	41	5,517	**6,415**	**13,337**	65,612	7,507	**73,119**	**86,456**	-
Subtotal	**6,156**	**656,324**	**2,310,807**	**2,523,544**	**2,791,219**	**2,212,683**	**10,500,733**	**805,086**	**153,440**	**139,401**	**98,741**	**1,196,668**	**214,867**	**135,929**	**68,330**	**133,813**	**98,849**	**133,220**	**785,008**	**12,482,409**	**4,826,859**	**511,886**	**5,338,745**	**17,821,154**	**4,310**
Established provisions	**1**	**939**	**3,932**	**22,274**	**46,819**	**53,485**	**127,450**	**21,795**	**4,059**	**5,689**	**6,346**	**37,889**	**4,298**	**13,593**	**17,082**	**53,525**	**64,252**	**119,898**	**272,648**	**437,987**	**72,871**	**190,263**	**263,134**	**701,121**	**4,310**
% Established provisions	**0.02%**	**0.14%**	**0.17%**	**0.88%**	**1.68%**	**2.42%**	**1.21%**	**2.71%**	**2.65%**	**4.08%**	**6.43%**	**3.17%**	**2.00%**	**10.00%**	**25.00%**	**40.00%**	**65.00%**	**90.00%**	**34.73%**	**3.51%**	**1.51%**	**37.17%**	**4.93%**	**3.93%**	**100.00%**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 97

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

n. Loans and their established provisions by the number of days past due

Distribution of credit risk by days overdue as of September 30, 2025, and December 31, 2024, is as follows:

Distribution of credit risk by days past due As of September 30, 2025 (Ch$mn)	Loan exposure before provisions						Established provisions									
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	32,230	-	-	-	-	**32,230**	44	-	-	-	-	**44**	-	**44**	32,186
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
Subtotal	**32,230**	**-**	**-**	**-**	**-**	**32,230**	**44**	**-**	**-**	**-**	**-**	**44**	**-**	**44**	**32,186**
Commercial loans															
0 days	10,106,914	4,796,530	1,229,276	285,949	103,714	**16,522,383**	135,224	52,740	60,234	83,864	37,168	**369,230**	2,523	**371,753**	16,150,630
1 to 29 days	3,607	70,220	14,656	34,860	9,061	**132,404**	97	4,116	754	10,435	4,013	**19,415**	69	**19,484**	112,920
30 to 59 days	1,879	94,594	23,096	33,644	44,615	**197,828**	16	10,550	647	9,228	16,757	**37,198**	21	**37,219**	160,609
60 to 89 days	-	50,025	6,186	26,494	55,024	**137,729**	-	7,921	265	11,498	19,162	**38,846**	19	**38,865**	98,864
> = 90 days	-	-	-	305,274	304,530	**609,804**	-	-	-	112,529	117,923	**230,452**	81	**230,533**	379,271
Subtotal	**10,112,400**	**5,011,369**	**1,273,214**	**686,221**	**516,944**	**17,600,148**	**135,337**	**75,327**	**61,900**	**227,554**	**195,023**	**695,141**	**2,713**	**697,854**	**16,902,294**
Residential Mortgage loans															
0 days	-	15,906,299	-	-	292,207	**16,198,506**	-	26,021	-	-	26,696	**52,717**	-	**52,717**	16,145,789
1 to 29 days	-	31,764	-	-	7,783	**39,547**	-	171	-	-	674	**845**	-	**845**	38,702
30 to 59 days	-	329,613	-	-	124,560	**454,173**	-	5,349	-	-	11,001	**16,350**	-	**16,350**	437,823
60 to 89 days	-	136,053	-	-	132,763	**268,816**	-	3,408	-	-	11,912	**15,320**	-	**15,320**	253,496
> = 90 days	-	-	-	-	493,264	**493,264**	-	-	-	-	99,958	**99,958**	-	**99,958**	393,306
Subtotal	**-**	**16,403,729**	**-**	**-**	**1,050,577**	**17,454,306**	**-**	**34,949**	**-**	**-**	**150,241**	**185,190**	**-**	**185,190**	**17,269,116**
Consumer loans															
0 days	-	5,333,729	-	-	85,764	**5,419,493**	-	182,574	-	-	47,812	**230,386**	-	**230,386**	5,189,107
1 to 29 days	-	139,535	-	-	23,626	**163,161**	-	24,386	-	-	13,471	**37,857**	-	**37,857**	125,304
30 to 59 days	-	77,348	-	-	28,617	**105,965**	-	23,705	-	-	16,355	**40,060**	-	**40,060**	65,905
60 to 89 days	-	44,070	-	-	28,013	**72,083**	-	18,895	-	-	16,261	**35,156**	-	**35,156**	36,927
> = 90 days	-	-	-	-	140,892	**140,892**	-	-	-	-	89,408	**89,408**	-	**89,408**	51,484
Subtotal	**-**	**5,594,682**	**-**	**-**	**306,912**	**5,901,594**	**-**	**249,560**	**-**	**-**	**183,307**	**432,867**	**-**	**432,867**	**5,468,727**
Total loans	10,144,630	27,009,780	1,273,214	686,221	1,874,433	40,988,278	135,381	359,836	61,900	227,554	528,571	1,313,242	2,713	1,315,955	39,672,323

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 98

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of credit risk by days past due As of December 31, 2024 (Ch$mn)	Loan exposure before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	31,283	-	-	-	-	**31,283**	25	-	-	-	-	**25**	-	**25**	31,258
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
Subtotal	**31,283**	**-**	**-**	**-**	**-**	**31,283**	**25**	**-**	**-**	**-**	**-**	**25**	**-**	**25**	**31,258**
Commercial loans															
0 days	10,486,791	4,627,303	1,177,452	303,976	101,284	**16,696,806**	124,362	50,729	36,077	70,100	34,762	**316,030**	3,973	**320,003**	16,376,803
1 to 29 days	12,475	73,295	12,224	58,748	7,345	**164,087**	3,075	4,638	1,593	9,578	2,700	**21,584**	93	**21,677**	142,410
30 to 59 days	1,454	84,380	4,080	20,207	35,193	**145,314**	13	10,178	152	6,050	12,559	**28,952**	26	**28,978**	116,336
60 to 89 days	13	41,881	2,912	11,854	46,695	**103,355**	-	7,326	67	6,596	16,619	**30,608**	21	**30,629**	72,726
> = 90 days	-	-	-	390,223	321,369	**711,592**	-	-	-	180,324	123,623	**303,947**	197	**304,144**	407,448
Subtotal	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**	**17,115,723**
Residential Mortgage loans															
0 days	-	16,101,309	-	-	265,817	**16,367,126**	-	24,996	-	-	21,174	**46,170**	-	**46,170**	16,320,956
1 to 29 days	-	35,825	-	-	7,246	**43,071**	-	182	-	-	607	**789**	-	**789**	42,282
30 to 59 days	-	343,612	-	-	98,612	**442,224**	-	5,879	-	-	8,678	**14,557**	-	**14,557**	427,667
60 to 89 days	-	136,265	-	-	120,874	**257,139**	-	3,405	-	-	10,664	**14,069**	-	**14,069**	243,070
> = 90 days	-	-	-	-	450,209	**450,209**	-	-	-	-	85,586	**85,586**	-	**85,586**	364,623
Subtotal	**-**	**16,617,011**	**-**	**-**	**942,758**	**17,559,769**	**-**	**34,462**	**-**	**-**	**126,709**	**161,171**	**-**	**161,171**	**17,398,598**
Consumer loans															
0 days	-	5,341,500	-	-	87,677	**5,429,177**	-	126,580	-	-	41,581	**168,161**	-	**168,161**	5,261,016
1 to 29 days	-	159,791	-	-	25,368	**185,159**	-	21,662	-	-	12,194	**33,856**	-	**33,856**	151,303
30 to 59 days	-	67,122	-	-	29,214	**96,336**	-	12,260	-	-	13,790	**26,050**	-	**26,050**	70,286
60 to 89 days	-	38,459	-	-	29,340	**67,799**	-	7,709	-	-	15,423	**23,132**	-	**23,132**	44,667
> = 90 days	-	-	-	-	133,167	**133,167**	-	-	-	-	96,520	**96,520**	-	**96,520**	36,647
Subtotal	**-**	**5,606,872**	**-**	**-**	**304,766**	**5,911,638**	**-**	**168,211**	**-**	**-**	**179,508**	**347,719**	**-**	**347,719**	**5,563,919**
Total loans	**10,532,016**	**27,050,742**	**1,196,668**	**785,008**	**1,759,410**	**41,323,844**	**127,475**	**275,544**	**37,889**	**272,648**	**496,480**	**1,210,036**	**4,310**	**1,214,346**	**40,109,498**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 99

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

The Interim Consolidated Statements of Financial Position include investments in companies of Ch$64,808 million and Ch$59,785 million, respectively as of September 30, 2025, and December 31, 2024, as follows:

	Ownership		Investment value	
	As of September 30, 2025 %	As of December 31, 2024 %	As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Companies				
Centro de Compensación Automatizado SA	33.33	33.33	5,715	6,785
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	3,202	2,907
Cámara de Compensación de Alto Valor SA	13.72	13.72	1,318	1,194
Administrador Financiero del Transantiago SA	20.00	20.00	1,941	1,434
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	1,913	1,925
Redbanc SA	33.43	33.43	5,561	4,717
Transbank SA	25.00	25.00	40,733	37,355
Subtotal			**60,383**	**56,317**
Minority investments				
Security Exchanges			4,405	3,451
Other			20	17
Subtotal			**4,425**	**3,468**
Total			**64,808**	**59,785**

The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments.

1. Summary of financial information of Associates as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025				As of December 31, 2024			
	Assets Ch$mn	Liabilities Ch$mn	Capital Ch$mn	Profit (loss) Ch$mn	Assets Ch$mn	Liabilities Ch$mn	Capital Ch$mn	Profit (loss) Ch$mn
Centro de Compensación Automatizado	20,036	3,313	12,477	4,246	23,420	3,628	14,167	5,625
Sociedad Interbancaria de Depósito de Valores SA	10,931	-	9,504	1,427	9,927	1	8,269	1,657
Cámara de Compensación de Alto Valor SA	11,120	1,813	8,172	1,135	9,794	1,338	7,489	967
Administrador Financiero del Transantiago SA	63,277	54,082	7,488	1,707	57,628	47,677	7,164	2,787
Servicios de Infraestructura de Mercado OTC SA	20,611	5,418	14,724	469	15,910	852	13,837	1,221
Redbanc SA	29,113	12,479	14,139	2,495	29,404	15,293	12,372	1,739
Transbank SA	1,438,963	1,276,030	147,802	15,131	1,503,575	1,354,156	137,956	11,463
Total	**1,594,051**	**1,353,135**	**214,306**	**26,610**	**1,649,658**	**1,422,945**	**201,254**	**25,459**

2. Restrictions on the ability of the Associates to transfer funds to investors.

There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 100

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued 3. The movement in investments in companies is as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Initial book value 59,785 55,284 Acquisition of investments - - Sale of investments - (106) Participation in income 6,713 8,421 Dividends received (3,385) (966) Other equity adjustments (*) 1,695 (2,848) Total 64,808 59,785 (*) This pertains to the market value of the investments in other companies in the country, as specified in the CASB. 4. The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 101

NOTE 15 - INTANGIBLE ASSETS The composition of this item as of September 30, 2025, and December 31, 2024, is as follows: As of September 30, 2025 Opening net balance January 1, 2025 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 88,669 451,011 (373,520) 77,491 Total 88,669 451,011 (373,520) 77,491 As of December 31, 2024 Opening net balance January 1, 2024 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 97,551 430,867 (342,198) 88,669 Total 97,551 430,867 (342,198) 88,669 The movement in intangible assets during the periods September 30, 2025, and December 31, 2024, is as follows: i. Gross balance Gross balances Software Development Computer Programs Ch$mn Balance as of January 1, 2025 430,867 Additions 26,712 Disposals - Impairments (6,586) Reclassifications / Other 18 Balance as of September 30, 2025 451,011 Balance as of January 1, 2024 378,800 Additions 44,559 Disposals – Impairments – Reclassifications / Other 7,508 Balance as of December 31, 2024 430,867 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 102

NOTE 15 - INTANGIBLE ASSETS, continued ii. Accumulated amortization Accumulated amortization Software Development Computer Programs Ch$mn Balance as of January 1, 2025 (342,198) amortization for the year (36,183) Withdrawals/disposals - Impairment 4,861 Reclassifications / Other - Balance as of September 30, 2025 (373,520) Balance as of January 1, 2024 (281,249) amortization for the year (52,982) Withdrawals/disposals - Impairment - Reclassifications / Other (7,967) Balance as of December 31, 2024 (342,198) The Bank has no restrictions on intangibles as of September 30, 2025, and December 31, 2024. Additionally, no intangibles have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for intangibles by the Bank as of the same dates. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 103

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 16 - FIXED ASSETS

The composition of this item as of September 30, 2025, and December 31, 2024, is as follows:

	Opening net balance January 1, 2025	As of September 30, 2025		
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**88,358**	185,193	(104,569)	**80,624**
Land	**14,021**	13,889	-	**13,889**
Equipment	**69,760**	399,057	(321,669)	**77,388**
Other	**25,953**	106,795	(76,767)	**30,028**
Total	**198,092**	**704,934**	**(503,005)**	**201,929**

	Opening net balance January 1, 2024	As of December 31, 2024		
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**92,537**	185,969	(97,611)	**88,358**
Land	**14,632**	14,021	-	**14,021**
Equipment	**66,356**	369,778	(300,018)	**69,760**
Other	**25,219**	102,322	(76,369)	**25,953**
Total	**198,744**	**672,090**	**(473,998)**	**198,092**

The movement in fixed assets during the periods September 30, 2025, and December 31, 2024, is as follows:

i. Gross balance

2025	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**185,969**	**14,021**	**369,778**	**102,322**	**672,090**
Additions	1,468	-	33,709	3,446	**38,623**
Other changes	(639)	(132)	(5,429)	(2,307)	**(8,507)**
Reclassifications / Other	(1,605)	-	999	3,334	**2,728**
Balance as of September 30, 2025	**185,193**	**13,889**	**399,057**	**106,795**	**704,934**

2024	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**181,969**	**14,632**	**341,688**	**101,082**	**639,371**
Additions	9,135	-	29,404	7,242	**45,781**
Other changes	(1,615)	(493)	(10,446)	(4,389)	**(16,943)**
Reclassifications / Other	(3,520)	(118)	9,132	(1,613)	**3,881**
Balance as of December 31, 2024	**185,969**	**14,021**	**369,778**	**102,322**	**672,090**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 104

NOTE 16 - FIXED ASSETS, continued ii. Accumulated depreciation 2025 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (97,611) - (300,018) (76,369) (473,998) Depreciation charges for the period (7,327) - (25,759) (2,641) (35,727) Disposals and sales for the period 370 - 4,108 2,243 6,721 Reclassifications / Other (1) - - - (1) Balance as of September 30, 2025 (104,569) - (321,669) (76,767) (503,005) 2024 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (89,432) - (275,332) (75,863) (440,627) Depreciation charges for the year (7,973) - (35,154) (5,153) (48,280) Disposals and sales for the year 1,114 - 9,072 4,640 14,826 Reclassifications / Other (1,320) - 1,396 7 83 Balance as of December 31, 2024 (97,611) - (300,018) (76,369) (473,998) The Bank has no restrictions on fixed assets as of September 30, 2025, and December 31, 2024. Additionally, no fixed assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for fixed assets by the Bank as of the same dates Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 105

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS The composition of right-to-use lease assets as of September 30, 2025, and December 31, 2024, is as follows: As of September 30, 2025 Opening net balance January 1, 2025 Gross balance Accumulated depreciation Net balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 60,792 172,223 (136,302) 35,921 Improvements to leased properties 53,754 145,371 (94,451) 50,920 Total 114,546 317,594 (230,753) 86,841 As of December 31, 2024 Opening net balance January 1, 2024 Gross balance Accumulated depreciation Net balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 100,449 189,234 (128,442) 60,792 Improvements to leased properties 53,079 141,637 (87,883) 53,754 Total 153,528 330,871 (216,325) 114,546 1. The movement in the right-to-use lease assets as of September 30, 2025, and December 31, 2024, is as follows: i. Gross balance 2025 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 189,234 141,637 330,871 Additions 5,468 9,574 15,042 Disposals (22,479) (3,099) (25,578) Impairment - - - Reclassifications / Other - (2,741) (2,741) Balance as of September 30, 2025 172,223 145,371 317,594 2024 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 215,411 136,911 352,322 Additions 8,507 17,380 25,887 Disposals (35,049) (7,352) (42,401) Impairment - (1,041) (1,041) Reclassifications / Other 365 (4,261) (3,896) Balance as of December 31, 2024 189,234 141,637 330,871 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 106

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued ii. Accumulated depreciation 2025 Buildings Leasehold improvements Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (128,442) (87,883) (216,325) Depreciation charges for the period (19,574) (9,666) (29,240) Disposals and sales for the period 11,714 3,098 14,812 Reclassifications / Other - - - Balance as of September 30, 2025 (136,302) (94,451) (230,753) 2024 Buildings Leasehold improvements Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (114,962) (83,832) (198,794) Depreciation charges for the period (27,812) (12,361) (40,173) Disposals and sales for the period 14,520 8,329 22,849 Reclassifications / Other (188) (19) (207) Balance as of December 31, 2024 (128,442) (87,883) (216,325) 2. Obligations under leasing contracts As of September 30, 2025, and December 31, 2024, the lease obligations are as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Obligations under leasing contracts 45,056 66,882 Total 45,056 66,882 3. Expenditure related to assets held under leasing contracts:   As of September 30, 2025 2024   Ch$mn Ch$mn Depreciation 29,240 30,079 Interests 7,752 5,491 Short-term leasing 11,580 13,738 Other expenses for obligations under lease contracts 32 104 Total 48,604 49,412 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 107

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued 4. As of September 30, 2025, and December 31, 2024 the maturity of lease obligations, according to their contractual maturity, is as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 8,278 12,685 Due after 1 to 2 years 9,418 13,483 Due after 2 to 3 years 6,891 10,727 Due after 3 to 4 years 6,362 8,361 Due after 4 to 5 years 5,413 7,222 Due after 5 years 8,694 14,404 Total 45,056 66,882 5. Operating leases- Lessor As of September 30, 2025, and December 31, 2024, the future minimum rents to be received from non-cancellable operating leases are as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 1,986 1,246 Due after 1 to 2 years 2,234 2,031 Due after 2 to 3 years 1,221 1,134 Due after 3 to 4 years 1,082 870 Due after 4 to 5 years 885 765 Due after 5 years 2,870 3,293 Total 10,278 9,339 6. As of September 30, 2025, and December 31, 2024, the Bank has no financial lease contracts that cannot be unilaterally terminated. 7. The Bank has no restrictions on right of use assets as of September 30, 2025, and December 31, 2024. Additionally, no right of use assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for right of use assets by the Bank as of the same dates. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 108

NOTE 18 - CURRENT AND DEFERRED TAXES 1. Current taxes As of September 30, 2025, and December 31, 2024, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Breakdown of current tax liabilities (assets) Current taxes (assets) (91) (60) Current tax liabilities 37,554 48,548 Total net taxes payable (recoverable) 37,463 48,488 Details of current tax liabilities (assets) (net) Income tax (27%) 192,933 241,640 Minus: Monthly provisional payments (149,536) (191,294) Credit for training expenses (983) (2,263) Credits for donations (270) (465) Other (4,681) 870 Total taxes payable (recoverable) 37,463 48,488 2. Results from taxes The tax expense presented in the Income Statement for the periods as of September 30, 2025, and December 31, 2024, is composed of the following items: For the period of 9 months until September 30, For the quarter ended September 30, 2025 2024 2025 2024 Ch$mn Ch$mn Ch$mn Ch$mn Income tax expense Current year tax 192,934 165,288 75,596 49,425 Deferred tax credits (charges) Origination and reversal of temporary differences 432 24,950 (21,037) 9,886 Subtotal 193,366 190,238 54,559 59,311 Tax on rejected expenses Article N°21 320 271 50 51 Other (37,457) (36,373) (997) (5) Net income tax expense 156,229 154,136 53,612 59,357 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 109

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 3. Reconciliation of the effective tax rate The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of September 30, 2025, and December 31, 2024, is shown below. For the period of 9 months until September 30, 2025 2024 Tax Rate Amount Tax Rate Amount % Ch$mn % Ch$mn Tax calculated on the profit before taxes 27.00 260,725 27.00 201,136 Permanent differences (*) (11.14) (107,575) (9.06) (67,510) Single tax (disallowed expenditure) 0.03 320 0.04 271 Other 0.29 2,759 2.72 20,239 Effective rate and income tax expense 16.18 156,229 20.70 154,136 (*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books and the result from the sale of bonds under Article 104 of the Income Tax Law (LIR). For the quarter ended September 30, 2025 2024 Tax Rate Amount Tax Rate Amount % Ch$mn % Ch$mn Tax calculated on the profit before taxes 27.00 82,209 27.00 82,748 Permanent differences (*) 0.24 (32,301) 0.71 (28,393) Single tax (disallowed expenditure) (0.01) 50 (0.02) 51 Other 0.43 3,654 (1.47) 4,951 Effective rate and income tax expense 27.66 53,612 26.22 59,357 (*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books and the result from the sale of bonds under Article 104 of the Income Tax Law (LIR). 4. Effect of deferred taxes on equity The following is a summary of the effect of deferred tax on equity, separately showing the balances corresponding to assets and liabilities for the periods ending September 30, 2025, and December 31, 2024: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Deferred tax assets (OCI) Financial investment instruments 20,424 19,158 Cash flow hedges 18,556 21,006 Total deferred tax assets with effect in others comprehensive income 38,980 40,164 Deferred tax liabilities Financial investment instruments (1,324) (1,025) Cash flow hedges - - Total deferred tax liabilities with effect on others comprehensive income (1,324) (1,025) Net deferred tax balances in equity 37,656 39,139 Deferred taxes in equity attributable to equity holders of the bank 38,308 39,639 Deferred tax in equity attributable to non-controlling interests (652) (500) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 110

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 5. Effect of deferred taxes on income As of September 30, 2025, and December 31, 2024, the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements. Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Deferred tax assets Interest and readjustments 22,739 22,854 Extraordinary charge-off 27,600 43,585 Assets received in lieu of payment 7,128 5,106 Valuation of fixed assets 5,882 5,222 Provision for loan losses 347,603 339,186 Provision for expenses 82,430 81,310 Derivatives 307 290 Leased assets 73,855 75,092 Subsidiaries tax loss (31) 608 Right-of-use assets 12,165 18,058 Other - - Total deferred tax assets 579,678 591,311 Deferred tax liabilities Valuation of investments (13,895) (9,612) Anticipated expenses (26,484) (29,799) Derivatives (83,519) (94,003) Lease obligations (10,175) (16,903) Exchange rate adjustments (2,489) (6,093) Valuation of fixed assets (8,185) - Other (14,525) (14,063) Total deferred tax liabilities (159,272) (170,473) 6. Breakdown of deferred taxes Below is a breakdown of deferred taxes, considering their effect on equity and results As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Deferred tax assets With an effect on other comprehensive income 38,980 40,164 With an effect on income 579,678 591,311 Total deferred tax assets 618,658 631,475 Deferred tax liabilities With an effect on other comprehensive income (1,324) (1,025) With an effect on income (159,272) (170,473) Total deferred tax liabilities (160,596) (171,498) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 111

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

7. Presentation of taxes in the financial statements

At the date of these Interim Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of September 30, 2025	As of December 31, 2024
	MM$	MM$
Deferred tax assets before reclassifying	618,658	631,475
Reclassifying (netting)	(156,985)	(171,498)
Deferred tax asset after reclassifying	**461,673**	**459,977**
Deferred tax liabilities before reclassifying	(160,596)	(171,498)
Reclassifying (netting)	156,985	171,498
Deferred tax liabilities after reclassifying	**(3,611)**	—

Current taxes	As of September 30, 2025	As of December 31, 2024
	MM$	MM$
Current tax asset before reclassifying	156,369	194,118
Reclassifying (netting)	(156,278)	(194,058)
Current tax asset after reclassifying	**91**	**60**
Current tax liabilities before reclassifying	(193,832)	(242,606)
Reclassifying (netting)	156,278	194,058
Current tax liabilities after reclassifying	**(37,554)**	**(48,548)**

8. Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC

For the purposes of disclosure and substantiation of provisions and write-offs, banks must include in the tax note of their Interim Consolidated Financial Statements a detailed account of the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law (LIR), as established in the document annexed to the joint circular.

i. Loans and receivables

	As of September 30, 2025				As of December 31, 2024			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	With collateral	Without collateral	Assets at financial value	Total	With collateral	Without collateral
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	14,845	**14,845**	-	-	31,283	**31,283**	-	-
Commercial loans	16,316,058	**16,374,142**	350,032	154,080	15,698,090	**15,756,448**	326,671	196,561
Consumer loans	4,913,322	**4,995,262**	5,596	50,138	5,910,025	**6,019,429**	4,241	40,543
Mortgage loans	17,486,514	**17,529,523**	205,257	1,447	17,559,769	**17,597,870**	142,925	1,288
Total	**38,730,739**	**38,913,772**	**560,885**	**205,665**	**39,199,167**	**39,405,030**	**473,837**	**238,392**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 112

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

ii. Provisions on the overdue portfolio without collateral

	Balance as of 01-01-2025	Charge-offs against provision	Established provisions	Released provisions	Balance as of 30-09-2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	**196,561**	(103,631)	341,930	(280,780)	**154,080**
Consumer loans	**40,543**	(151,985)	194,275	(32,695)	**50,138**
Mortgage loans	**1,289**	(10,163)	45,095	(34,774)	**1,447**
Total	**238,393**	**(265,779)**	**581,300**	**(348,249)**	**205,665**

	Balance as of 01-01-2024	Charge-offs against provision	Established provisions	Released provisions	Balance as of 31-12-2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	**196,113**	(98,867)	379,074	(279,759)	**196,561**
Consumer loans	**40,513**	(154,985)	187,971	(32,956)	**40,543**
Mortgage loans	**740**	(10,756)	45,395	(34,090)	**1,289**
Total	**237,366**	**(264,608)**	**612,440**	**(346,805)**	**238,393**

iii. Direct charge-offs and recoveries

	As of September 30,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Direct Charge-offs Art 31 No 4, paragraph III	(7,988)	(8,119)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	131,261	147,625
Total	**123,273**	**139,506**

iv. Application of Article 31 N°4 paragraphs I. and IV.

	As of September 30,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(3,743)	(1,739)
Total	**(3,743)**	**(1,739)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 113

NOTE 19 - OTHER ASSETS The composition of the item "Other Assets" as of September 30, 2025, and December 31, 2024, is as follows: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Other assets Assets to be leased out as lessor (1) 12,905 43,095 Cash guarantees provided for derivative financial transactions (2) 1,953,371 1,847,101 Debtors by financial instrument intermediation 94,948 18,622 Accounts receivable from third parties 90,469 209,710 VAT tax credit receivable 12,048 15,305 Pre-paid expenses (3) 36,079 84,311 Valuation adjustments for macro hedges (4) 150,451 155,587 Assets backing obligations of defined benefit pension plans 1,017 969 Investments in gold 1,536 1,121 Other cash guarantees provided (5) 22,696 19,908 Pending operations 11,199 27,009 Other assets 151,663 113,037 Total 2,538,382 2,535,775 1. These correspond to assets available to be delivered under financial leasing arrangements. 2. These are guarantees associated with certain derivative contracts. These guarantees are triggered when the valuation of derivatives exceeds thresholds defined in the respective contracts and may work in favor of or against the Bank. 3. This category includes prepaid expenses related to the Santander LATAM Pass program. These expenses will naturally be consumed as customers use the Bank's transactional products, leading to the assignment of the respective LATAM Pass miles (a loyalty program managed by LATAM Airlines Group S.A.). 4. This corresponds to the balances of market value valuation of net assets or liabilities subject to macro hedging (Note No. 12). 5. These are cash guarantees with the clearinghouse for low-value payments, which came into effect starting in 2024. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 114

NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of the item "non-current assets and disposal group held for sale" and "liabilities included in disposal groups held for sale" as of September 30, 2025, and December 31, 2024, is as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Assets received in payment or awarded in a judicial auction (1) Assets received in lieu of payment 18,769 17,895 Assets awarded in a judicial auction 36,354 32,788 Provisions for assets received in lieu of payment or awarded in a judicial auction (3,284) (3,766) Non-current assets held for sale Assets from the recovery of goods sold under financial leasing operations 3,553 3,297 Disposable groups for sale - - Total 55,392 50,214 (1) Assets received in payment are those received in place of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's regulatory capital. Currently, these assets represent 0.26% (0.24% as of December 31, 20244) of the Bank's regulatory capital. Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the aforementioned margin. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame established in bank regulations, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 115

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term. Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement. As of September 30, 2025, and December 31, 2024, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss: As of September 30, As of December 31, Fair value - Liabilities 2025 2024   Ch$mn Ch$mn Financial derivatives contracts Forwards 925,235 1,151,921 Swaps 9,049,716 10,995,608 Call options 1,412 5,530 Put options 1,454 1,965 Future - - Other - - Subtotal 9,977,817 12,155,024 Other financial instruments Deposits and other demand liabilities - - Time deposits and other term equivalents - - Issued debt instruments - - Other derivatives - - Subtotal - - Total 9,977,817 12,155,024 Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 116

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

The following is a breakdown of the financial derivatives contracted by the Bank as of September 30, 2025, and December 31, 2024, their fair value and the breakdown by the maturity of the notional or contractual values:

	As of September 30, 2025								
	Notionals								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	22,934,732	17,876,199	30,046,653	5,997,658	2,058,831	955,814	**79,869,887**	**925,235**
Interest rate swaps	-	5,930,388	15,647,679	22,468,462	20,776,527	14,076,530	23,602,201	**102,501,787**	**1,277,593**
Currency and interest rate swaps	-	1,524,190	2,053,699	11,522,951	19,109,781	11,762,084	21,999,646	**67,972,351**	**7,772,123**
Currency call options	-	22,428	29,344	27,641	-	-	-	**79,413**	**1,412**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	32,569	84,050	114,064	3,836	-	-	**234,519**	**1,454**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**30,444,307**	**35,690,971**	**64,179,771**	**45,887,802**	**27,897,445**	**46,557,661**	**250,657,957**	**9,977,817**

	As of December 31, 2024								
	Notionals								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	11,564,755	9,439,120	14,191,034	10,403,238	1,680,685	1,598,835	**48,877,667**	**1,151,921**
Interest rate swaps	-	16,536,773	12,505,389	16,690,413	18,464,156	9,887,330	16,615,159	**90,699,220**	**1,565,539**
Currency and interest rate swaps	-	1,325,472	2,195,962	8,993,722	19,955,223	11,501,296	19,704,815	**63,676,490**	**9,430,069**
Currency call options	-	81,510	143,946	58,826	-	-	-	**284,282**	**5,530**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	248,733	106,519	138,505	8,921	-	-	**502,678**	**1,965**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**29,757,243**	**24,390,936**	**40,072,500**	**48,831,538**	**23,069,311**	**37,918,809**	**204,040,337**	**12,155,024**

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 117

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST As of September 30, 2025, and December 31, 2024, the composition of financial liabilities at amortized cost is as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Deposits and other demand liabilities Current accounts 10,800,067 11,898,457 Demand deposit accounts 458,981 450,202 Other demand deposits 441,885 430,519 Obligations for payment card provision accounts 29,784 35,196 Other on demand liabilities 1,373,336 1,446,235 Subtotal 13,104,053 14,260,609 Time deposits and other term equivalents Time deposits 15,985,648 16,867,607 Term savings accounts 259,486 221,973 Other term credit balances 7,233 9,045 Subtotal 16,252,367 17,098,625 Obligations under repurchase and securities lending agreements Transactions with domestic banks 1,098,080 - Transactions with foreign banks 1,013,762 - Transactions with other Chilean entities 492,410 276,588 Transactions with other foreign entities 727,141 - Subtotal 3,331,393 276,588 Interbank borrowing Chilean Banks 41,479 52,311 Foreign banks 3,950,230 4,285,636 Central Bank of Chile - - Subtotal 3,991,709 4,337,947 Debt financial instruments issued Letters of Credit 64 220 Senior bonds 7,775,560 8,067,274 Mortgage bonds 56,741 65,781 Subtotal 7,832,365 8,133,275 Other financial liabilities Other financial obligations with the public sector - - Other Chilean financial obligations 188,444 200,337 Other foreign financial obligations 20 204 Subtotal 188,464 200,541 Total 44,700,351 44,307,585 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 118

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued 1. Obligations under repurchase and securities lending agreements As of September 30, 2025, and December 31, 2024, the obligations associated with the instruments sold under repurchase agreements are as follows: As of September 30, 2025 As of December 31, 2024 Demand Up to 1 month More than 1 month up to 3 months Total Demand Up to 1 month More than 1 month up to 3 months Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Transactions with domestic banks Repurchase agreements with other banks - 548,004 - 548,004 - - - - Repurchase agreements with the Central Bank of Chile - 550,076 - 550,076 - - - - Securities lending obligations - - - - - - - - Subtotal - 1,098,080 - 1,098,080 - - - - Transactions with foreign banks Repurchase agreements with other banks - 965,930 47,832 1,013,762 - - - - Repurchase agreements with foreign central banks - - - - - - - - Securities lending obligations - - - - - - - - Subtotal - 965,930 47,832 1,013,762 - - - - Transactions with other entities in the country Repurchase agreements - 492,410 - 492,410 - 276,588 - 276,588 Securities lending obligations - - - - - - - - Subtotal - 492,410 - 492,410 - 276,588 - 276,588 Transactions with other entities abroad Repurchase agreements - 241,960 485,181 727,141 - - - - Securities lending obligations - - - - - - - - Subtotal - 241,960 485,181 727,141 - - - - Total - 2,798,380 533,013 3,331,393 - 276,588 - 276,588 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 119

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued 2. Interbank borrowing As of September 30, 2025, and December 31, 2024, the composition of the item 'Interbank Borrowings' in the Interim Consolidated Financial Statements is as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Loans obtained from financial institutions and the Central Bank of Chile Other liabilities with Chilean Central Bank - - Subtotal - - Loans from domestic financial institutions Commercial interbank loans 41,479 52,311 Subtotal 41,479 52,311 Loans from foreign financial institutions State Bank Of India 504,895 776,749 Hong Kong and Shanghai Banking 434,848 397,288 Wells Fargo Bank NA 407,250 538,546 Citibank N.A. 302,154 385,461 International Finance Corporate 289,560 296,139 Bank of America 274,861 179,688 Standard Chartered Bank 252,097 161,666 Sumitomo Mitsui Banking Corporation 248,604 249,618 Commerzbank Ag 217,917 151,921 Banco Bilbao Vizcaya Argentaria 146,586 150,848 Zurcher Kantonalbank 136,552 148,656 The Bank Of New York Mellon 131,173 220,051 Banco de Desarrollo de América Latina y el Caribe 98,544 101,000 JPMorgan Chase Bank 97,453 52,224 Caixabank Sa 95,903 127,882 Agricultural Bank Of China 85,447 3,034 Instituto De Credito Oficial 53,610 5,519 Banco Santander Hong Kong 31,126 55,982 Lloyds Bank Plc 29,316 30,087 Banco Santander Singapur 26,763 29,132 Abanca Corporacion Bancaria S.A. 24,840 25,351 Bank Of Baroda 19,269 19,900 DZ Bank AG Deutsche Zentral-Genossenschaftsbank 15,813 14,918 Bank Of China 8,448 1,738 China Construction Bank 6,762 75 China CITIC Bank 5,214 - China Merchants Bank 2,408 300 Korea Exchange Bank 528 171 Mufg Bank, Ltd. 371 460 Bnp Paribas Sa 344 51,235 Santander UK plc 291 - Mizuho, Ltd. 251 - Industrial Bank Of Korea 196 - Banco Santander Central Hispano 139 209 Banco De La Provincia De Buenos Aires 108 865 Banco Santander Brasil 107 - Rhb Bank Berhad 103 - Shinhan Bank 100 139 Wachovia Bank Na 70 163 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 120

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued

		As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Continued...			
Credit Agricole Italia SPA		67	–
Taiwan Cooperative Bank Ltd		44	–
Bank for Investment and Development		39	134
Arab Bank Plc		38	40
Icici Bank Limited		21	28
Saudi National Bank		–	103,009
Dresdner Bank Frankfurt		–	3,243
Industrial And Commercial Bank		–	471
Cassa Di Risparmio Di Parma E		–	414
Kbc Bank Nv		–	274
Itau Unibanco S/A		–	262
Turkiye Garanti Bankasi		–	187
Bank Of Communications,Co. Ltd		–	157
The Industrial And Commercial		–	152
Finansbank A.S.		–	90
Hua Nan Commercial Bank, Ltd.		–	71
Intesa Sanpaolo Spa		–	30
National Bank Of Greece S.A.		–	21
Deutsche Bank Ag		–	18
Unicredit Bulbank Ad		–	18
Santander Madrid Rrhh Convenio Social		–	2
	Subtotal	**3,950,230**	**4,285,636**
Total		**3,950,230**	**4,285,636**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 121

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued 2.1. Loans from domestic financial institutions The maturity of these obligations is as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 41,479 12,311 Due after 1 to 2 years - 40,000 Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years - - Total loans from domestic financial institutions 41,479 52,311 2.2. Obligations abroad   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 3,332,939 3,353,155 Due after 1 to 2 years 154,620 630,918 Due after 2 to 3 years 362,031 197,765 Due after 3 to 4 years - - Due after 4 to 5 years 95,521 - Due after 5 years 5,119 103,798 Total loans from foreign financial institutions 3,950,230 4,285,636 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 122

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued

3. Debt Financial Instruments Issued and Other Financial Obligations

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of September 30, 2025			As of December 31, 2024		
	Short-term Ch$mn	Long-term Ch$mn	Total Ch$mn	Short-term Ch$mn	Long-term Ch$mn	Total Ch$mn
Letters of credit	64	-	**64**	213	7	**220**
Senior bonds	2,149,383	5,626,177	**7,775,560**	2,646,294	5,420,980	**8,067,274**
Mortgage bonds	-	56,741	**56,741**	-	65,781	**65,781**
Issued debt instruments	**2,149,447**	**5,682,918**	**7,832,365**	**2,646,507**	**5,486,768**	**8,133,275**
Other financial liabilities	**188,464**	-	**188,464**	**200,541**	-	**200,541**
Total	**2,337,911**	**5,682,918**	**8,020,829**	**2,847,048**	**5,486,768**	**8,333,816**

3.1 Mortgage finance bonds

These notes are used to finance mortgage loans. The principal amounts of these are amortized quarterly. These notes are indexed to the UF and yield an interest rate of 5.15% as of September 30, 2025 (5.18% as of December 31, 2024).

	As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Due within 1 year	64	213
Due after 1 to 2 years	-	7
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Total mortgage finance bonds	**64**	**220**

3.2 Senior bonds

The details of senior bonds by currency are as follows:

	As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Santander Bonds in UF	4,688,596	3,830,030
Santander Bonds in US$	576,826	1,971,887
Santander Bonds in CHF$	971,749	866,942
Santander Bonds in Ch$	1,021,472	827,738
Current bonds in AUD$	96,205	93,244
Senior bonds in JPY$	252,607	296,831
Senior bonds in EUR$	168,105	180,602
Total senior bonds	**7,775,560**	**8,067,274**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 123

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued

a. Issuance of senior bonds

During 2025 the Bank issued bonds amounting to UF 13,510,000, CLP 286,050,000,000, CHF 140,000,000, JPY 14,000,000,000 y USD 10,000,000, as detailed below:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
BSTD180624	UF	1,300,000	1.9 years	2.00%	01-10-2025	01-13-2025	12-01-2026
BSTD180624	UF	1,700,000	1.8 years	2.00%	02-03-2025	02-04-2025	12-01-2026
BSTD230822	UF	100,000	6 years	3.00%	02-04-2025	02-05-2025	02-01-2031
BSTD230822	UF	200,000	6 years	3.00%	02-05-2025	02-06-2025	02-01-2031
BSTD120923	UF	800,000	8.6 years	3.00%	02-06-2025	02-07-2025	09-01-2033
BSTD151023	UF	1,385,000	2.6 years	2.00%	02-17-2025	02-18-2025	10-01-2027
BSTDA61022	UF	600,000	12.5 years	3.00%	03-28-2025	03-31-2025	10-01-2037
BSTD120923	UF	300,000	8.4 years	3.00%	03-28-2025	03-31-2025	09-01-2033
BSTD120923	UF	500,000	8.4 years	3.00%	04-01-2025	04-02-2025	09-01-2033
BSTD120923	UF	100,000	8.4 years	3.00%	04-02-2025	04-03-2025	09-01-2033
BSTD120923	UF	500,000	8.4 years	3.00%	04-08-2025	04-10-2025	09-01-2033
BSTD230822	UF	620,000	5.8 years	3.00%	04-09-2025	04-10-2025	02-01-2031
BSTD120923	UF	20,000	8.4 years	3.00%	04-09-2025	04-10-2025	09-01-2033
BSTD211024	UF	350,000	2 years	2.00%	04-09-2025	04-10-2025	04-01-2027
BSTD211024	UF	200,000	2 years	2.00%	04-10-2025	04-11-2025	04-01-2027
BSTD120923	UF	780,000	8.4 years	3.00%	04-15-2025	04-16-2025	09-01-2033
BSTD230822	UF	180,000	5.8 years	3.00%	04-15-2025	04-16-2025	02-01-2031
BSTDA61022	UF	1,365,000	12.5 years	3.00%	04-16-2025	04-17-2025	10-01-2037
BSTDA61022	UF	350,000	12.4 years	3.00%	04-23-2025	04-24-2025	10-01-2037
BSTD211024	UF	148,000	1.9 years	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTD211024	UF	2,000	1.9 years	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTDA61022	UF	100,000	12.4 years	3.00%	05-06-2025	05-07-2025	10-01-2037
BSTD211024	UF	200,000	1.9 years	2.00%	05-12-2025	05-13-2025	04-01-2027
BSTD230822	UF	510,000	5.5 years	2.65%	08-07-2025	08-08-2025	02-01-2031
BSTD211024	UF	1,200,000	1.6 years	2.30%	08-20-2025	08-21-2025	04-01-2027
Total UF		**13,510,000**					
BSTD110723	CLP	50,000,000,000	2.2 years	6.00%	05-02-2025	05-03-2025	07-01-2027
BSTDA91122	CLP	30,300,000,000	5.5 years	6.00%	05-14-2025	05-15-2025	11-01-2030
BSTD170624	CLP	3,000,000,000	3 years	6.00%	05-16-2025	05-17-2025	06-01-2028
BSTDA21222	CLP	77,750,000,000	4 years	6.00%	05-16-2025	05-17-2025	06-01-2029
BSTD170624	CLP	10,000,000,000	3 years	6.00%	05-20-2025	05-22-2025	06-01-2028
BSTD170624	CLP	5,000,000,000	3 years	6.00%	05-22-2025	05-23-2025	06-01-2028
BSTDA40922	CLP	90,000,000,000	7.8 years	6.00%	05-22-2025	05-23-2025	03-01-2033
BSTD170624	CLP	20,000,000,000	3 years	6.00%	06-11-2025	06-13-2025	06-01-2028
Total CLP		**286,050,000,000**					
Bono CHF BNP & ZKB	CHF	140,000,000	5.3 years	1.19%	05-12-2025	05-30-2025	08-29-2030
Total CHF		**140,000,000**					
Bono JPY Santander SA	JPY	4,000,000,000	20,0 años	2.80%	04-24-2025	04-29-2025	04-28-2045
Bono JPY Daiwa ESG	JPY	10,000,000,000	3 years	1.50%	07-02-2025	07-10-2025	07-10-2028
Total JPY		**14,000,000,000**					
Bono USD SOFR Daiwa	USD	10,000,000	5 years	5.05%	06-06-2025	06-13-2025	06-13-2030
Total USD		**10,000,000**					

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 124

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued

During 2024, the bank issued bonds for UF 21,302,000, CLP 145,550,000,000 and CHF 225,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
AA13	UF	1,795,000	6 years	3.40%	09-01-2023	01-03-2024	09-01-2029
AA14	UF	4,567,000	5 years	3.30%	12-01-2023	02-07-2024	12-01-2028
W3	UF	3,160,000	7.5 years	1.60%	12-01-2018	01-04-2024	06-01-2026
AA15	UF	1,615,000	4 years	3.20%	10-01-2023	05-09-2024	11-01-2030
AA16	UF	3,000,000	2.5 years	3.20%	04-01-2024	07-05-2024	10-01-2026
T21	UF	2,165,000	7.5 years	2.75%	06-01-2022	07-08-2024	12-01-2029
T19	UF	5,000,000	11 years	2.65%	08-01-2022	10-17-2024	08-01-2033
Total UF		**21,302,000**					
AA7	CLP	7,350,000,000	3.5 years	6.80%	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	3 years	7.10%	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	67,500,000,000	4.5 years	6.70%	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6.5 years	6.20%	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	6.30%	11-01-2022	01-05-2024	11-01-2030
Total CLP		**145,550,000,000**					
CHF	CHF	225,000,000	3 years	1.60%	01-11-2024	01-25-2024	01-25-2027
Total CHF		**225,000,000**					

b. Repurchase of senior bonds

The Bank has carried out the following partial bond repurchases as of September 30, 2025:

Date	Type	Currency	Amount
July 2025	Senior	UF	1,000,000
July 2025	Senior	UF	110,000

The Bank made the following partial bond repurchases as of December 31, 2024:

Date	Type	Currency	Amount
January 2024	Senior	CLP	1,270,000,000
January 2024	Senior	UF	2,137,000
January 2024	Senior	USD	18,368,000
March 2024	Senior	CLP	310,000,000
March 2024	Senior	JPY	10,500,000,000
March 2024	Senior	UF	932,000
June 2024	Senior	UF	216,000
October 2024	Senior	UF	4,365,000
November 2024	Senior	USD	4,938,000

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 125

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued c. Maturities of senior bonds The maturity of the senior bonds is as follows: As of September 30, As of December 31,   2025 2024 Ch$mn Ch$mn Due within 1 year 2,149,383 2,646,294 Due after 1 to 2 years 1,496,212 1,329,369 Due after 2 to 3 years 553,265 991,289 Due after 3 to 4 years 931,217 600,858 Due after 4 to 5 years 540,805 530,873 Due after 5 years 2,104,678 1,968,591 Total senior bonds 7,775,560 8,067,274 3.3 Mortgage bonds The details of mortgage bonds by currency are as follows: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Mortgage bonds in UF 56,741 65,781 Total mortgage bonds 56,741 65,781 a. Mortgage Bond issuances The Bank has not issued any Mortgage Bonds as of September 30, 2025, and December 31, 2024. b. Maturity of Mortgage Bonds The maturity of Mortgage Bonds is as follows: As of September 30, As of December 31,   2025 2024 Ch$mn Ch$mn Due within 1 year – – Due after 1 to 2 years – – Due after 2 to 3 years – – Due after 3 to 4 years 28,697 36,950 Due after 4 to 5 years – – Due after 5 years 28,044 28,831 Total mortgage bonds 56,741 65,781 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 126

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued 4. Other financial liabilities The composition of other financial liabilities, according to maturity, is summarized below:   As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Long-term obligations Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years - - Subtotal - - Short-term obligations Amount payable for credit card transactions 186,829 198,633 Letters of credit approval 20 204 Other long-term financial obligations (short-term portion) 1,615 1,704 Subtotal 188,464 200,541 Other financial obligations total 188,464 200,541 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 127

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS The balances of Regulatory Capital Financial Instruments issued as of September 30, 2025, and December 31, 2024, are as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Financial instruments of regulatory capital issued     Subordinated bonds with transitional recognition - - Subordinated Bonds 1,943,026 1,910,697 Perpetual bond 671,738 693,382 Preferred shares - - Subtotal 2,614,764 2,604,079 Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:   As of September 30, 2025 Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds 203,808 1,739,218 1,943,026 Perpetual bond - 671,738 671,738 Preferred shares - - - Total 203,808 2,410,956 2,614,764   As of December 31, 2024 Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds - 1,910,697 1,910,697 Perpetual bond - 693,382 693,382 Preferred shares - - - Total - 2,604,079 2,604,079 The details of subordinated bonds by currency are as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn CLP - - US$ 191,692 199,701 UF 1,751,334 1,710,996 Subordinated bond total 1,943,026 1,910,697 The entirety of the Perpetual Bond is in US$ currency. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 128

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued The movement in the balance of Regulatory Capital Financial Instruments issued as of September 30, 2025, and December 31, 2024, is as follows:   Subordinated Bonds Perpetual bond Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 1,910,697 693,382 2,604,079 New issues/placements made - - - Accrued interest at the effective interest rate (subordinated bonds) (3,969) (15,295) (19,264) Accrued adjustments due to UF and/or exchange rate 44,933 (6,349) 38,584 Other movements (Discounts/Hedges/Exchange rate) (8,635) - (8,635) Balance as of September 30, 2025 1,943,026 671,738 2,614,764   Subordinated Bonds Perpetual bond Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 1,813,939 608,720 2,422,659 New issues/placements made - - - Accrued interest at the effective interest rate (subordinated bonds) 4,482 - 4,482 Accrued adjustments due to UF and/or exchange rate 68,403 115,480 183,883 Other movements (Discounts/Hedges/Exchange rate) 23,873 (30,818) (6,945) Balance as of December 31, 2024 1,910,697 693,382 2,604,079 During 2025, the Bank has not issued any regulatory capital instruments. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 129

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 24 - PROVISIONS FOR CONTINGENCIES

As of September 30, 2025, and December 31, 2024, the composition of the balance of provisions is as follows:

	As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Provisions for employee benefit obligations	53,850	73,543
Provisions for restructuring plans	3,959	4,325
Provisions for lawsuits and litigations	5,047	3,928
Provision for loyalty programmes	38	38
Operational risk	9,531	5,108
Other provisions for other contingencies	64,124	34,696
Total	**136,549**	**121,638**

The movement in provisions for contingencies as of September 30, 2025, and December 31, 2024, is shown below:

	Provisions						
	For employee benefit obligations	Restructuring plans	Lawsuits and litigation	Provisions for customer loyalty and merit programs	Operational risk	Other Contingency Provisions	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**73,543**	**4,325**	**3,928**	**38**	**5,108**	**34,696**	**121,638**
Provisions established	55,637	3,572	2,598	-	5,491	29,539	96,837
Application of provisions	(75,330)	(3,938)	(1,389)	-	(1,068)	(111)	(81,836)
Provision release	-	-	(479)	-	-	-	(479)
Reclassifications	-	-	-	-	-	-	-
Other movements	-	-	389	-	-	-	389
Balance as of September 30, 2025	**53,850**	**3,959**	**5,047**	**38**	**9,531**	**64,124**	**136,549**
Balance as of January 1, 2024	**81,907**	**-**	**4,504**	**38**	**2,993**	**19,339**	**108,781**
Provisions established	64,377	20,508	4,750	-	2,493	20,611	**112,739**
Application of provisions	(72,541)	(16,183)	(3,159)	-	(378)	(5,254)	**(97,515)**
Provision release	(200)	-	(2,252)	-	-	-	**(2,452)**
Reclassifications	-	-	-	-	-	-	**-**
Other movements	-	-	85	-	-	-	**85**
Balance as of December 31, 2024	**73,543**	**4,325**	**3,928**	**38**	**5,108**	**34,696**	**121,638**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 130

NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED The balances, as of September 30, 2025, and December 31, 2024, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Provision for payment of common stock dividends 478,722 600,330 Provision for payment of preferred share dividends - - Provision for interest payments on perpetual bond 13,318 5,811 Provision reappreciation of perpetual bond - - Total 492,040 606,141 The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of September 30, 2025, and December 31, 2024, is as follows: Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds   Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 600,330 - 5,811 - Provisions established 478,728 - 20,466 - Application of provisions (600,336) - (12,959) - Provision release - - - - Reclassifying - - - - Others - - - - Balance as of September 30, 2025 478,722 - 13,318 - Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 148,921 - 5,112 - Provisions established 798,892 - 26,033 - Application of provisions (347,483) - (25,334) - Provision release - - - - Reclassifying - - - - Others - - - - Balance as of December 31, 2024 600,330 - 5,811 - Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 131

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of September 30, 2025, and December 31, 2024, the composition of the balance of the special provisions for credit risk is as follows:   As of September 30, As of December 31, Special provisions for credit risk 2025 2024 Ch$mn Ch$mn Credit risk provisions for contingent loans Guarantees and sureties 5,446 7,826 Letters of credit for goods movement operations 546 642 Debt purchase commitments in local currencies abroad - - Transactions related to contingent events 17,768 18,563 Immediately repayable unrestricted credit lines 36,949 16,661 Unrestricted credit lines - - Other credit commitments 1,124 1,070 Other contingent loans - - Subtotal 61,833 44,762 Provisions for country risk for operations with debtors domiciled abroad 82 26 Subtotal 82 26 Special provisions for foreign loans - - Subtotal - - Additional provisions Additional provisions for commercial loans 102,000 122,000 Additional provisions for mortgage loans 17,000 17,000 Additional provisions for consumer loans 60,098 154,000 Subtotal 179,098 293,000 Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment - - Subtotal - - Provisions for credit risk for supplementary prudential requirements 6,000 6,000 Subtotal 6,000 6,000 TOTAL 247,013 343,788 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 132

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in special provisions as of September 30, 2025, and December 31, 2024, is shown below:

Special provisions for credit risk as of September 30, 2025 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2025	**44,762**	**26**	**-**	**293,000**	**-**	**6,000**
Provision establishment	35,170	165	-	-	-	-
Application of provisions	-	-	-	-	-	-
Provision release	(18,099)	(109)	-	(113,902)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of September 30, 2025	**61,833**	**82**	**-**	**179,098**	**-**	**6,000**

Special provisions for credit risk as of December 31, 2024 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2024	**40,282**	**52**	**-**	**293,000**	**-**	**6,000**
Provision establishment	17,138	187	-	19,000	-	-
Application of provisions	-	-	-	-	-	-
Provision release	(12,658)	(213)	-	(19,000)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	**44,762**	**26**	**-**	**293,000**	**-**	**6,000**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 133

NOTE 27 - OTHER LIABILITIES The composition of the item 'other liabilities' as of September 30, 2025, and December 31, 2024, is as follows: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Other liabilities Cash guarantees received for financial derivative transactions (1) 1,681,693 1,832,345 Creditors for intermediation of financial instruments 101,978 24,130 Accounts payable to third parties 555,634 323,010 Valuation adjustments for macro-hedges (2) 52,256 76,540 Revenue liabilities due to income from ordinary activities generated by contracts with customers 6,582 3,120 VAT tax debit payable 21,117 28,140 Pending operations 20,380 27,497 Insurance collections pending settlement 9,280 9,491 Other liabilities 51,483 88,637 Total 2,500,403 2,412,910 (1) Corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank. (2) Correspond to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12). Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 134

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 28 - EQUITY

1. Equity and preferred shares

As of September 30, 2025, and December 31, 2024, the Bank has a share capital of Ch$891,303 million comprising 188,446,126,794 authorized shares, which are subscribed and paid in full. All these are ordinary shares with no par value and no preferences. Accordingly, share movements as of September 30, 2025, and December 31, 2024, are as follows:

	Shares	
	As of September 30, 2025	As of December 31, 2024
Issued as of January 1,	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of shares owed	-	-
Exercised stock option	-	-
Total shares	**188,446,126,794**	**188,446,126,794**

As of September 30, 2025, and December 31, 2024, the Bank does not hold any of its own shares, nor do the companies that are consolidated by the Bank.

As of September 30, 2025, the shareholders' distribution is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	**66,822,519,695**	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72%
J P Morgan Chase Bank (ADRs)*	-	10,021,493,271	**10,021,493,271**	5.32%
Banks' custodies for third parties	17,718,343,209	-	**17,718,343,209**	9.40%
Pension funds (AFP) on behalf of third parties	20,102,813,293	-	**20,102,813,293**	10.67%
Stockbrokers on behalf of third parties	5,226,504,775	-	**5,226,504,775**	2.77%
Other minority holders	8,783,970,978	-	**8,783,970,978**	4.66%
Total	**178,424,633,523**	**10,021,493,271**	**188,446,126,794**	**100%**

(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank and traded on the U.S. securities markets.

As of December 31, 2024, the distribution of shareholders is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72
The Bank of New York Mellon (ADRs)*	-	10,622,438,071	**10,622,438,071**	5.64
Banks' custodies for third parties	16,842,708,565	-	**16,842,708,565**	8.94
Pension funds (AFP) on behalf of third parties	20,794,099,878	-	**20,794,099,878**	11.03
Stockbrokers on behalf of third parties	5,276,952,871	-	**5,276,952,871**	2.80
Other minority holders	8,316,926,141	-	**8,316,926,141**	4.41
Total	**177,823,688,723**	**10,622,438,071**	**188,446,126,794**	**100.00**

(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank and traded on the U.S. securities markets.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 135

NOTE 28 - EQUITY, continued 2. Reserves At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 22, 2025, the shareholders agreed to distribute 70% of the net income for the year (“Net income attributable to the Bank’s shareholders”), which amounted to Ch$857,623 million. These earnings represent a dividend of Ch$3.18571574 per share. It was also approved that the remaining 30% be allocated to increasing Retained earnings from prior years in the amount necessary to cover upcoming interest coupon payments on the Bank’s perpetual bonds, and to increasing the Bank’s Reserves and other retained earnings with the remaining balance. As of September 30, 2025, and December 31, 2024, the reserve balance amounted to Ch$ 3,459,800 million and Ch$ 3,232,505 million, respectively. 3. Dividends The breakdown of the dividend distribution is presented within the Interim Consolidated Statement of Change in Equity. The provision for the payment of common stock dividends as of September 30, 2025, and December 31, 2024, amounted to Ch$478,722 million and Ch$600,330million, respectively. 4. As of September 30, 2025, and December 31, 2024, the composition of diluted profit and basic profit is as follows:   As of September 30,   2025 2024   Ch$mn Ch$mn A. Basic earnings per share Profit attributable to equity holders 797,869 581,109 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 4.23 3.08 Diluted earnings per share from continuing operations (in Ch$) 4.23 3.08 B. Diluted earnings per share Profit attributable to equity holders 797,869 581,109 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Assumed conversion of convertible debt - - Adjusted number of shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 4.23 3.08 Diluted earnings per share from continuing operations (in Ch$) 4.23 3.08 The Bank does not hold any dilutive instruments as of September 30, 2025, and 2024. 5. Provision for interest payments on perpetual bonds The Bank records in equity the accrual of interest on perpetual bonds under “Provisions for dividends, interest payments and revaluation of issued regulatory capital instruments.” As of September 30, 2025, and December 31, 2024, the balance amounted to Ch$13,318 million and Ch$5,811 million, respectively. For further information, see Note No. 25. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 136

NOTE 28 - EQUITY, continued 6. Other comprehensive income from investment instruments and cash flow hedges: As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Investment instruments Balance as of January 1, (67,161) (89,748) Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes (1,104) 67,968 Reclassifying and adjustment of the portfolio of Financial Investment Instruments - Net realized profit (2,476) (45,381) Subtotal (3,580) 22,587 Total (70,741) (67,161) Cash flow hedging Balance as of January 1, (77,801) 84,416 Gain (loss) on valuation adjustment of cash flow hedges before taxes 26,658 (126,880) Reclassifying and adjustments for cash flow hedges before taxes (17,586) (35,337) Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition. - - Subtotal 9,072 (162,217) Total (68,729) (77,801) Other comprehensive income before taxes (139,470) (144,962) Income tax related to other comprehensive income components Income tax relating to portfolio of financial investment instruments 19,100 18,133 Income tax relating to cash flow hedges 18,556 21,006 Total 37,656 39,139 Other comprehensive income, net of tax (101,814) (105,823) Attributable to: Equity holders of the Bank (103,575) (107,174) Non-controlling interest 1,761 1,351 The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met. 7. Non-controlling interest This item includes the net amount of equity of subsidiaries attributable to equity instruments not owned, directly or indirectly, by the Bank, including the share of profit for the year attributable to them. As of September 30, 2025, and December 31, 2024, the balance of equity attributable to owners amounted to Ch$4,592,379 million and Ch$4,292,440 million, respectively, and non-controlling interest amounted to Ch $115,089 million and Ch $104,394 million, respectively. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 137

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 28 - EQUITY, continued

The non-controlling interest's share of equity and the results of affiliates are summarized as follows:

As of September 30, 2025	Participation of third parties	Equity	Results	Other comprehensive income			Comprehensive income
				Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25%	57	7	-	-	-	7
Santander Corredores de Bolsa Limitada	49.00%	31,327	1,325	562	(152)	410	1,735
Santander Asesorías Financieras Limitada	0.97%	144	27	-	-	-	27
Santander SA Sociedad Securitizadora	0.36%	4		-	-	-	-
Santander Consumer Finance Limitada	49.00%	72,544	10,190	-	-	-	10,190
Subtotal		**104,076**	**11,549**	**562**	**(152)**	**410**	**11,959**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00%	9,397	412	-	-	-	412
Multiplica Spa	100.00%	1,616	(410)	-	-	-	(410)
Subtotal		**11,013**	**2**	**-**	**-**	**-**	**2**
Total		**115,089**	**11,551**	**562**	**(152)**	**410**	**11,961**

As of December 31, 2024	Participation of third parties	Equity	Results	Other comprehensive income			Comprehensive income
				Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25%	51	5	–	–	–	5
Santander Corredores de Bolsa Limitada	49.00%	29,595	2,036	3	(1)	2	2,038
Santander Asesorías Financieras Limitada	0.97%	117	82	–	–	–	82
Santander SA Sociedad Securitizadora	0.36%	1	–	–	–	–	–
Klare Corredora de Seguros SA	49.90%	–	(975)	–	–	–	(975)
Santander Consumer Finance Limitada	49.00%	62,353	4,932	–	–	–	4,932
Subtotal		**92,117**	**6,080**	**3**	**(1)**	**2**	**6,082**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00%	8,986	468	–	–	–	468
Bansa Santander SA	100.00%	–	727	–	–	–	727
Multiplica Spa	100.00%	2,026	(503)	–	–	–	(503)
PagoNXT Trade Chile SpA	100.00%	1,265	114	–	–	–	114
Subtotal		**12,277**	**806**	**–**	**–**	**–**	**806**
Total		**104,394**	**6,886**	**3**	**(1)**	**2**	**6,888**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 138

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 28 - EQUITY, continued

The summary of financial information for the entities included in the consolidation that have non-controlling interests is as follows (this does not include consolidation or standardization adjustments):

		As of September 30, 2025				As of December 31, 2024			
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Santander Corredora de Seguros Limitada	Subsidiary	33,280	10,618	19,994	2,668	32,876	12,878	17,861	2,137
Santander Corredores de Bolsa Limitada	Subsidiary	172,909	108,978	61,226	2,705	92,155	31,758	56,243	4,154
Santander Asesorias Financieras Limitada	Subsidiary	16,738	1,871	12,086	2,781	15,295	3,205	3,582	8,508
Santander S.A. Sociedad Securitizadora	Subsidiary	1,387	334	1,170	(117)	722	326	534	(138)
Klare Corredora de Seguros S.A.	Subsidiary	-	-	-	-	-	-	1,955	(1,955)
Santander Consumer Finance Limitada	Subsidiary	1,042,939	894,891	127,252	20,796	1,049,387	922,136	117,183	10,068
Santander Gestión de Recaudación y Cobranzas Limitada	SPE*	12,265	2,868	8,986	411	11,429	2,443	8,518	468
Bansa Santander S.A.	SPE*	-	-	-	-	-	-	(727)	727
Multiplica Spa	SPE*	2,608	992	2,026	(410)	2,883	857	2,529	(503)
Pagonxt Payments Chile SpA	SPE*	-	-	-	-	2,382	1,117	1,151	114
Total		**1,282,126**	**1,020,552**	**232,740**	**28,834**	**1,207,129**	**974,720**	**208,829**	**23,580**

(*) Special Purposes Entities: Entities controlled by the Bank through other considerations.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 139

NOTE 29 - CONTINGENCIES AND COMMITMENTS 1. Lawsuits and legal procedures As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations. As of September 30, 2025, the Bank has provisions for this concept, which amount to Ch$5,047 million (Ch$3,928 million as of December 31, 2024), which are included in the Interim Consolidated Statements of Financial Position under the heading “Provisions for contingencies.” For more information, see Note No. 24. Banco Santander In order to cover the amounts related to legal proceedings in which first- and second-instance rulings have been unfavorable to Banco Santander’s interests, or for possible alternative resolutions to such cases, the Bank has recognized provisions amounting to Ch$4,467 million and Ch$3,780 million as of September 30, 2025, and December 31, 2024, respectively. It is important to note that these amounts have been estimated based on quantitative information from first-instance rulings unfavorable to the Bank, as well as qualitative information related to the proceedings, which includes, among other things, expert opinions on the case, recommendations from the defense attorneys, and experience drawn from judicial rulings in similar cases (jurisprudence) issued by various courts. Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21st Civil Court of Santiago, Role C- 12.366-2014, regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch$60 million. As of September 30, 2025, the case is currently pending the unarchiving of the proceedings and the resolution of an objection for abandonment of proceedings filed by the Brokerage. Lawsuit 'Chilena de Computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3rd Civil Court of Santiago, Role C-12325-2020. As of September 30, 2025, the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending. Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 7,584, which mainly relate to assets under leasing. Our lawyers have not estimated any material losses from these lawsuits. Santander Consumer Finance Limitada Currently, there are 56 lawsuits corresponding to processes mainly related to clients. Our lawyers have not estimated any material losses from these lawsuits. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 140

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued 2. Contingent loans The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognized in the Interim Consolidated Financial Statements, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans:   Contingent loans As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Guarantees and sureties 592,887 365,932 Guarantees and sureties in Chilean currency 306,977 201,688 Guarantees and sureties in foreign currency 285,910 164,244 Letters of credit for goods movement transactions 237,937 308,407 Transactions related to contingent events 1,834,122 2,208,507 Transactions related to contingent events in Chilean currency 1,227,863 1,540,118 Transactions related to contingent events in foreign currencies 606,259 668,389 Immediately repayable unrestricted credit lines 10,879,786 10,352,459 Other credit commitments 261,431 195,207 Credits for higher studies Law No 20,027 (CAE) 306 406 Other irrevocable credit commitments 261,125 194,801 Total 13,806,163 13,430,512 3. Third-party and custody operations As part of its normal course of business, the Bank holds securities on behalf of third parties as follows:   As of September 30, As of December 31, 2025 2024   Ch$mn Ch$mn Third-party operations Collections 87,051 75,710 Transferred financial assets managed by the Bank 120,475 86,673 Assets from third parties managed by the Bank 2,591,161 1,944,379 Subtotal 2,798,687 2,106,762 Custody of securities Securities held in custody by a banking subsidiary deposited in another entity 1,097,415 849,681 Securities held in custody by the bank 14,725,703 11,112,490 Securities issued by the bank 16,008,113 16,351,884 Subtotal 31,831,231 28,314,055 Total 34,629,918 30,420,817 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 141

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued 4. Guarantees Banco Santander-Chile has a comprehensive bank policy for Employee Fidelity coverage N°0406961 in force with Compañía de Zurich Chile Seguros Generales S.A., with coverage of USD50.000.000 per claim with an annual cap of USD100.000.000,which jointly covers the Bank and its subsidiaries with an expiration date of June 30, 2026. Santander Corredores de Bolsa Limitada As of September 30, 2025, the Company maintains guarantees deposited with the Santiago Stock Exchange to cover simultaneous transactions carried out with its own portfolio, totaling Ch$9,541 million (Ch$9,171 million as of December 31, 2024). As of September 30, 2025, the Company maintained guarantees deposited with the Bolsa de Productos de Chile to cover such transactions, totaling Ch$153 million. Additionally, as of September 30, 2025, the Company maintains a guarantee with CCLV Contraparte Central S.A., in fixed-income securities, amounting to Ch$10,239 million (Ch$10,085 million as of December 31, 2024). To ensure full and proper compliance with all its obligations as a Stockbroker, in accordance with Articles 30 and following of Law No. 18,045 on the Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange with a present value of Ch$1,012 million as of September 30, 2025 (Ch$1,026 million as of December 31, 2024). This corresponds to a time deposit with Banco Santander, maturing on December 23, 2025. As of September 30, 2025, the Company holds a guarantee for securities lending in the amount of Ch$8,5291 million (Ch$8,144 million as of December 31, 2024). As of September 30, 2025, the Company has a guarantee bond No. B287862 issued by Banco Santander Chile, in compliance with General Rule No. 120 of the FMC, with respect to placement, transfer and redemption activities of Morgan Stanley funds, in the amount of US$ 300,000. This bond covers participants acquiring shares of the Morgan Stanley Sicav foreign open-end funds and matures on April 30, 2026. Santander Corredora de Seguros Limitada In accordance with Circular No. 1,160 issued by the FMC, the Company maintains an insurance policy to ensure the proper and complete fulfillment of all obligations arising from its operations as an insurance brokerage intermediary. The insurance guarantee policy for insurance brokers N°6676376, which covers UF 500, and the professional liability insurance policy for insurance brokers N°6676373, covering an amount equivalent to UF 60,000, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Both policies are valid from April 15, 2025, to April 14, 2026. The Company holds guarantee bonds to ensure compliance with the terms of the public bidding process for fire and earthquake insurance on the mortgage portfolio for housing and professional services of the Bank, amounting to UF 500 and UF 10,000, respectively, with the same financial institution. Both guarantees mature on December 31, 2026. Additionally, since October 21, 2024, the Company has maintained a guarantee bond with Banco Santander Chile for the same purpose, amounting to UF 500 and UF 10,000, both with maturity on December 31, 2025. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 142

NOTE 30 - INTEREST INCOME AND EXPENSES This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting. 1. As of September 30, 2025, and 2024, the composition of interest income is as follows: For the nine-month period ended September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Financial assets at amortized cost Rights under repurchase and securities lending agreements 9,667 2,122 2,880 1,616 Debt financial instruments 159,612 180,384 54,474 46,838 Interbank loans 460 670 — 2 Commercial loans 891,187 950,977 299,795 310,314 Mortgage loans 446,394 448,586 147,704 152,831 Consumer loans 624,704 627,269 209,591 212,953 Other financial instruments 82,079 108,342 26,800 33,299 Subtotal 2,214,103 2,318,350 741,244 757,853 Financial assets at fair value through other comprehensive income Debt financial instruments 92,529 115,595 35,520 30,422 Other financial instruments 7,327 3,235 3,711 1,032 Subtotal 99,856 118,830 39,231 31,454 Results of interest rate-risk hedge accounting 235,188 310,860 76,954 95,061 Total interest income 2,549,147 2,748,040 857,429 884,368 As of September 30, 2025, and 2024, the amount of suspended interest income is as follows: As of September 30, 2025 2024 Off-balance sheet - interest income Ch$mn Ch$mn Commercial loans 20,769 25,194 Mortgage loans 10,660 8,034 Consumer loans 3,020 3,263 Total 34,449 36,491 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 143

NOTE 30 - INTEREST INCOME AND EXPENSES, continued 2. As of September 30, 2025, and 2024, the composition of interest expense is as follows: For the nine-month period ended September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Financial liabilities at amortized cost   Deposits and other demand liabilities (7,824) (9,428) (2,967) (3,213) Time deposits and other term equivalents (570,685) (729,675) (185,550) (223,450) Repurchase agreements (67,387) (24,915) (33,356) (12,318) Interbank borrowing (164,100) (202,660) (54,007) (66,241) Debt financial instruments issued (190,697) (197,785) (67,336) (66,291) Other financial liabilities (48,327) (52,505) (16,286) (21,350) Subtotal (1,049,020) (1,216,968) (359,502) (392,863) Obligations under leasing contracts (7,752) (5,491) (2,912) (1,956) Regulatory capital financial instruments (53,370) (51,451) (17,795) (17,983) Results of interest rate-risk hedge accounting (145,333) (392,878) (42,692) (65,040) Total interest expenses (1,255,475) (1,666,788) (422,901) (477,842) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 144

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

This line item includes the accrued inflation adjustments during the period for all financial assets whose yield, whether implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value, as well as adjustments to income resulting from accounting hedges.

1. As of September 30, 2025, and 2024, the composition of readjustment income is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,	
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets at amortized cost				
Rights under repurchase and securities lending agreements	-	-	-	-
Debt financial instruments	49,500	50,961	10,122	15,680
Interbank loans	-	-	-	-
Commercial loans	165,988	187,660	33,463	54,902
Mortgage loans	472,943	513,913	95,999	154,730
Consumer loans	106	132	18	39
Other financial instruments	2,072	1,551	292	414
Subtotal	**690,609**	**754,217**	**139,894**	**225,765**
Financial assets at fair value through other comprehensive income				
Debt financial instruments	11,857	9,853	3,248	3,205
Other financial instruments	2,057	288	840	78
Subtotal	**13,914**	**10,141**	**4,088**	**3,283**
Results of hedge accounting of the UF readjustment risk	**(400,009)**	**(444,131)**	**(99,165)**	**(119,628)**
Total readjustment income	**304,514**	**320,227**	**44,817**	**109,420**

As of September 30, 2025, and 2024, the amount of suspended readjustment income is as follows:

	As of September 30,	
	2025	2024
Off-balance sheet - readjustment income	Ch$mn	Ch$mn
Commercial loans	21,271	22,975
Mortgage loans	30,013	24,170
Consumer loans	146	190
Total	**51,430**	**47,335**

2. As of September 30, 2025, and 2024, the composition of the inflation readjustment expenses, including the results from hedge accounting, is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,	
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Readjustment expenses				
Deposits and other demand liabilities	(2,889)	(2,819)	(589)	(855)
Time deposits and other deposits	(17,811)	(28,304)	(3,246)	(7,618)
Obligations under repurchase and securities lending agreements	-	-	-	-
Interbank loans	-	-	-	-
Issued debt financial instruments	(109,835)	(122,399)	(21,089)	(36,239)
Other financial liabilities	(4,223)	(10,050)	(1,057)	(2,354)
Financial instruments of regulatory capital issued	(44,933)	(47,123)	(9,188)	(14,231)
Result of UF, PPI and CPI risk hedge accounting.	93,992	106,797	34,764	22,483
Total expense for readjustments	**(85,699)**	**(103,898)**	**(405)**	**(38,814)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 145

NOTE 32 - COMMISSION INCOME AND EXPENSES This line item includes the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:   For the nine-month period ended September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Income from commissions and services rendered Commissions for prepayment of loans 12,318 12,376 4,297 4,567 Commissions for loans with letters of credit 1 38 - 13 Commissions for lines of credit and overdrafts 1,165 1,602 346 376 Commissions for guarantees and letters of credit 32,374 26,256 10,565 8,411 Commissions for card services 420,815 362,098 139,816 125,320 Commissions for checking account maintenance 59,569 54,101 19,427 18,879 Commissions for collections and payments 47,763 48,591 15,563 16,927 Commissions for brokerage and management of securities 10,002 7,893 3,687 2,361 Commissions for brokerage of insurance and insurance advisory 40,325 46,739 14,925 15,266 Commissions for factoring services 993 998 377 284 Commissions for securitization - - - - Commissions for financial advice 16,055 25,629 3,148 9,579 Other services rendered 145,680 121,936 51,934 42,152 Total 787,060 708,257 264,085 244,135 This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:   For the period of 9 months until September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Expenses for commissions and services rendered Commissions for card operation services (141,588) (113,180) (47,981) (38,941) License fees for the use of card brands (7,353) (4,597) (2,056) (1,557) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (16) (370) (3) (58) Expenses for obligations of consumer loyalty and merit programs for client cards (92,538) (89,743) (31,555) (29,138) Commissions for securities transactions (8,921) (9,250) (3,571) (3,073) Other commission paid for services received (95,502) (82,798) (34,470) (25,072) Total (345,918) (299,938) (119,636) (97,839) Total net fee and commission income and expenses 441,142 408,319 144,449 146,296 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 146

Banco Santander-Chile y Afiliadas
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
Al 30 de septiembre de 2025 y 2024 y al 31 de diciembre de 2024

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.

For the nine-month period ended September 30, 2025	Segments						Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	11,217	74	674	76	277	**12,318**	-	12,318	-
Commissions for loans with letters of credit	-	-	-	-	1	**1**	-	1	-
Commissions for credit lines and current accounts overdraft	526	1	76	569	(7)	**1,165**	553	612	-
Commissions for guarantees and letters of credit	6,131	18	12,975	12,666	584	**32,374**	31,703	671	-
Commissions for card services	382,551	3,344	20,570	8,722	5,628	**420,815**	66,303	354,512	-
Commissions for checking account maintenance	57,130	142	1,392	893	12	**59,569**	54,696	4,873	-
Commissions for collections and payments	74,240	519	4,645	5,341	(36,982)	**47,763**	-	32,451	15,312
Commissions for brokerage and management of securities	(900)	3,768	542	7,056	(464)	**10,002**	-	10,002	-
Commissions for brokerage of insurance and insurance advisory	79	40,517	11	50	(332)	**40,325**	-	-	40,325
Commissions for factoring services	440	-	227	326	-	**993**	-	993	-
Commissions for securitization	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	113	-	6,583	9,521	(162)	**16,055**	-	16,055	-
Other commissions earned	118,738	9,917	10,151	1,429	5,445	**145,680**	-	145,680	-
Total	**650,265**	**58,300**	**57,846**	**46,649**	**(26,000)**	**787,060**	**153,255**	**578,168**	**55,637**
Commission expenses									
Commissions for card operation services	(117,387)	(579)	(12,432)	(6,155)	(5,035)	**(141,588)**	-	(141,588)	-
License fees for the use of card brands	(5,425)	(85)	(1,043)	(423)	(377)	**(7,353)**	-	(7,353)	-
Commissions for services related to the credit card system and prepaid cards	(16)	-	-	-	-	**(16)**	-	(16)	-
Commissions for obligations of loyalty programs and merits for card customers	(90,326)	(1,846)	-	-	(366)	**(92,538)**	-	(92,538)	-
Commissions for securities transactions	-	(32)	-	(1,342)	(7,547)	**(8,921)**	-	(8,921)	-
Other commission paid for services received	(62,673)	(32,537)	(4,701)	(3,563)	7,972	**(95,502)**	-	(95,502)	-
Total	**(275,827)**	**(35,079)**	**(18,176)**	**(11,483)**	**(5,353)**	**(345,918)**	**-**	**(345,918)**	**-**
Total net fee and commission income and expenses	**374,438**	**23,221**	**39,670**	**35,166**	**(31,353)**	**441,142**	**153,255**	**232,250**	**55,637**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 147

Banco Santander-Chile y Afiliadas
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
Al 30 de septiembre de 2025 y 2024 y al 31 de diciembre de 2024

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

	Segments						Revenue recognition schedule for ordinary activities		
For the quarter ended September 30, 2025	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	3,776	31	361	43	86	**4,297**	-	4,297	-
Commissions for loans with letters of credit	(1)	-	-	-	1	**-**	-	-	-
Commissions for credit lines and current accounts overdraft	195	-	17	134	-	**346**	365	(19)	-
Commissions for guarantees and letters of credit	1,995	9	4,232	4,262	67	**10,565**	10,348	217	-
Commissions for card services	126,546	1,132	7,470	3,027	1,641	**139,816**	27,310	112,506	-
Commissions for checking account maintenance	18,711	53	395	266	2	**19,427**	18,357	1,070	-
Commissions for collections and payments	25,967	159	1,579	1,529	(13,671)	**15,563**	-	10,776	4,787
Commissions for brokerage and management of securities	(790)	1,780	149	2,649	(101)	**3,687**	-	3,687	-
Commissions for brokerage of insurance and insurance advisory	58	14,949	10	1	(93)	**14,925**	-	-	14,925
Commissions for factoring services	141	-	89	147	-	**377**	-	377	-
Commissions for securitization	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	21	-	561	2,567	(1)	**3,148**	-	3,148	-
Other commissions earned	42,132	3,162	3,398	(267)	3,509	**51,934**	-	51,934	-
Total	**218,751**	**21,275**	**18,261**	**14,358**	**(8,560)**	**264,085**	**56,380**	**187,993**	**19,712**
Commission expenses									
Commissions for card operation services	(39,466)	(200)	(4,582)	(2,078)	(1,655)	**(47,981)**	-	(47,981)	-
License fees for the use of card brands	(1,401)	(31)	(408)	(84)	(132)	**(2,056)**	-	(2,056)	-
Commissions for services related to the credit card system and prepaid cards	(3)	-	-	-	-	**(3)**	-	(3)	-
Commissions for obligations of loyalty programs and merits for card customers	(30,920)	(634)	-	-	(1)	**(31,555)**	-	(31,555)	-
Commissions for securities transactions	-	(10)	-	(437)	(3,124)	**(3,571)**	-	(3,571)	-
Other commission paid for services received	(21,196)	(11,433)	(2,001)	(1,630)	1,790	**(34,470)**	-	(34,470)	-
Total	**(92,986)**	**(12,308)**	**(6,991)**	**(4,229)**	**(3,122)**	**(119,636)**	**-**	**(119,636)**	**-**
Total net fee and commission income and expenses	**125,765**	**8,967**	**11,270**	**10,129**	**(11,682)**	**144,449**	**56,380**	**68,357**	**19,712**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 148

Banco Santander-Chile y Afiliadas
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
Al 30 de septiembre de 2025 y 2024 y al 31 de diciembre de 2024

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

	Segments						Revenue recognition schedule for ordinary activities		
For the nine-month period ended September 30, 2024	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	11,487	32	640	562	(345)	**12,376**	-	12,376	-
Commissions for loans with letters of credit	38	-	-	-	-	**38**	-	38	-
Commissions for credit lines and current accounts overdraft	511	-	108	860	123	**1,602**	560	1,042	-
Commissions for guarantees and letters of credit	7,029	38	9,968	9,188	33	**26,256**	25,660	596	-
Commissions for card services	340,849	2,915	13,017	3,519	1,798	**362,098**	61,830	300,268	-
Commissions for checking account maintenance	52,187	115	1,543	912	(656)	**54,101**	49,215	4,886	-
Commissions for collections and payments	72,208	(22,436)	4,716	6,122	(12,019)	**48,591**	-	31,568	17,023
Commissions for brokerage and management of securities	663	1,185	197	2,449	3,399	**7,893**	-	7,893	-
Commissions for brokerage of insurance and insurance advisory	144	46,471	42	-	82	**46,739**	-	-	46,739
Commissions for factoring services	328	-	218	452	-	**998**	-	998	-
Commissions for securitization	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	(6)	1	3,766	12,993	8,875	**25,629**	-	25,629	-
Other commissions earned	99,133	11,064	8,984	11,114	(8,359)	**121,936**	-	121,936	-
Total	**584,571**	**39,385**	**43,199**	**48,171**	**(7,069)**	**708,257**	**137,265**	**507,230**	**63,762**
Commission expenses									
Commissions for card operation services	(101,621)	(602)	(6,392)	(2,653)	(1,912)	**(113,180)**	-	(113,180)	-
License fees for the use of card brands	(3,790)	(49)	(486)	(178)	(94)	**(4,597)**	-	(4,597)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(370)	-	-	-	-	**(370)**	-	(370)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(87,106)	(1,729)	-	-	(908)	**(89,743)**	-	(89,743)	-
Commissions for securities transactions	-	-	-	(1,990)	(7,260)	**(9,250)**	-	(9,250)	-
Other commission paid for services received	(57,243)	(19,091)	(3,474)	(2,488)	(502)	**(82,798)**	-	(82,798)	-
Total	**(250,130)**	**(21,471)**	**(10,352)**	**(7,309)**	**(10,676)**	**(299,938)**	**-**	**(299,938)**	**-**
Total net fee and commission income and expenses	**334,441**	**17,914**	**32,847**	**40,862**	**(17,745)**	**408,319**	**137,265**	**207,292**	**63,762**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 149

Banco Santander-Chile y Afiliadas
NOTAS A LOS ESTADOS FINANCIEROS INTERMEDIOS CONSOLIDADOS
Al 30 de septiembre de 2025 y 2024 y al 31 de diciembre de 2024

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the quarter ended September 30, 2024	Segments						Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	4,320	7	159	280	(199)	**4,567**	-	4,567	-
Commissions for loans with letters of credit	13	-	-	-	-	**13**	-	13	-
Commissions for credit lines and current accounts overdraft	172	-	10	195	(1)	**376**	(666)	1,042	-
Commissions for guarantees and letters of credit	2,227	10	3,579	2,897	(302)	**8,411**	7,815	596	-
Commissions for card services	117,081	980	4,701	1,337	1,221	**125,320**	35,784	89,536	-
Commissions for checking account maintenance	18,404	37	499	297	(358)	**18,879**	13,993	4,886	-
Commissions for collections and payments	26,487	193	1,629	2,511	(13,893)	**16,927**	-	28,084	(11,157)
Commissions for brokerage and management of securities	177	581	93	1,047	463	**2,361**	-	2,361	-
Commissions for brokerage of insurance and insurance advisory	46	15,120	18	-	82	**15,266**	-	-	15,266
Commissions for factoring services	100	-	69	115	-	**284**	-	284	-
Commissions for securitization	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	-	-	-	-	9,579	**9,579**	-	9,579	-
Other commissions earned	33,937	4,215	4,641	8,556	(9,197)	**42,152**	-	42,152	-
Total	**202,964**	**21,143**	**15,398**	**17,235**	**(12,605)**	**244,135**	**56,926**	**183,100**	**4,109**
Commission expenses									
Commissions for card operation services	(34,229)	(165)	(2,354)	(996)	(1,197)	**(38,941)**	-	(38,941)	-
License fees for the use of card brands	(1,223)	(13)	(184)	(81)	(56)	**(1,557)**	-	(1,557)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(58)	-	-	-	-	**(58)**	-	(58)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(28,232)	(568)	-	-	(338)	**(29,138)**	-	(29,138)	-
Commissions for securities transactions	-	-	-	(464)	(2,609)	**(3,073)**	-	(3,073)	-
Other commission paid for services received	(15,557)	(14,903)	(1,057)	(911)	7,356	**(25,072)**	-	(25,072)	-
Total	**(79,299)**	**(15,649)**	**(3,595)**	**(2,452)**	**3,156**	**(97,839)**	**-**	**(97,839)**	**-**
Total net fee and commission income and expenses	**123,665**	**5,494**	**11,803**	**14,783**	**(9,449)**	**146,296**	**56,926**	**85,261**	**4,109**

Interim Consolidated Financial Statements
September 2025 / Banco Santander-Chile 150

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 33 - NET FINANCIAL INCOME

This line item includes the amount of adjustments due to changes in financial instruments, except those attributable to accrued interest from the application of the effective interest rate method for asset value adjustments, as well as the results obtained from their sale.

As of September 30, 2025, and 2024, the detail of the results from financial operations is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,	
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Results from financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	61,005	(21,503)	86,503	(11,645)
Debt financial instruments	15,418	19,513	8,455	19,692
Other financial instruments	15	49	7	18
Subtotal	**76,438**	**(1,941)**	**94,965**	**8,065**
Results from financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	-	-	-	-
Other financial instruments	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**
Financial results from financial assets not held for trading mandatory measured at fair value through profit or loss				
Debt financial instruments	-	-	-	-
Other	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**
Financial results from financial assets designated at fair value through profit or loss				
Debt financial instruments	-	-	-	-
Other financial instruments	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**
Financial results from financial liabilities designated at fair value through profit or loss				
Demand deposits and other demand liabilities, and time deposits and other term equivalents	-	-	-	-
Issued debt instruments	-	-	-	-
Other	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**
Financial results on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income				
Financial assets at amortized cost	2,346	365	1,066	322
Financial assets at fair value through other comprehensive income*	(1,729)	(42,188)	2,598	4,270
Financial liabilities at amortized cost	1,407	1,110	1,406	15
Financial instruments of regulatory capital issued	-	-	-	-
Subtotal	**2,024**	**(40,713)**	**5,070**	**4,607**
Total	**78,462**	**(42,654)**	**100,035**	**12,672**

(*) In September of the current year, the Bank carried out the sale of 140 residential mortgage loan portfolio transactions measured at fair value through other comprehensive income, for an amount of approximately Ch$18,450 million, generating an impact on profit of approximately Ch$ 760 million.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 151

NOTE 33 - NET FINANCIAL INCOME, continued As of September 30, 2025, and 2024, the details of the financial results from foreign currency exchanges, adjustments, and hedge accounting are as follows: For the nine-month period ended September 30, For the quarter ended September 30, 2025 2024 2025 2024 Ch$mn Ch$mn Ch$mn Ch$mn Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies   Result from foreign exchange 153,071 (38,111) (200,439) 288,922 Exchange rate readjustment results (3,845) 2,709 3,131 (5,203) Financial assets held for trading at fair value through profit or loss - - - - Non-trading financial assets mandatory measured at fair value through profit or loss - - - - Financial assets designated at fair value through profit or loss - - - - Financial assets at fair value through other comprehensive income - - - - Financial assets at amortized cost (3,845) 2,145 3,131 (5,544) Other assets - - - - Financial liabilities at amortized cost - - - - Financial liabilities held for trading at fair value through profit or loss - 565 - 342 Financial liabilities designated at fair value through profit or loss - - - - Financial instruments of regulatory capital issued - - - - Net result of derivatives in foreign currency risk hedge accounting (12,321) 258,536 178,474 (224,292) Subtotal 136,905 223,134 (18,834) 59,427 Financial results from reclassifying financial assets due to changes in the business model From financial assets at amortized cost to financial assets for trading at fair value through profit or loss - - - - From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss - - - - Subtotal - - - - Other financial results from changes in financial assets and liabilities Financial assets at amortized cost - - - - Financial assets at fair value through other comprehensive income - - - - Financial liabilities at amortized cost - - - - Obligations under leasing contracts - - - - Financial instruments of regulatory capital issued - - - - Subtotal - - - - Other financial results from ineffective hedge accounting - - - - Other financial results from other hedge accounting - - - - Subtotal - - - - Total Net financial income 215,367 180,480 81,201 72,099 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 152

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Interim Consolidated Financial Statements present results from investments in companies of Ch$6,863 and Ch$6,478 million as of September 30, 2025, and 2024, according to the following details:

For the nine-month period ended September 30,	Participation		Result from investments	
	2025	2024	2025	2024
	%	%	Ch$mn	Ch$mn
Companies				
Redbanc S.A.	33.43	33.43	834	807
Transbank S.A	25.00	25.00	3,394	3,330
Centro de Compensación Automatizado S.A	33.33	33.33	1,415	1,216
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	461	383
Cámara de Compensación de Alto Valor S.A.	13.72	15.00	156	68
Administrador Financiero del Transantiago S.A.	20.00	20.00	394	441
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	59	123
Subtotal			**6,713**	**6,368**
Shares or rights in other companies				
Stock exchange			148	109
Other			2	2
Subtotal			**150**	**111**
Results from the sale of ownership in investment in companies				
Companies in the country			-	(1)
Subtotal			**-**	**(1)**
Total			**6,863**	**6,478**

For more detailed financial information on the companies, see Note 14.

For the quarter ended September 30, 2025, and 2024	Participation		Result from investments	
	2025	2024	2025	2024
	%	%	Ch$mn	Ch$mn
Companies				
Redbanc S.A.	33.43	33.43	211	421
Transbank S.A	25.00	25.00	1,414	851
Centro de Compensación Automatizado S.A	33.33	33.33	480	465
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	150	154
Cámara de Compensación de Alto Valor S.A.	13.72	15.00	50	60
Administrador Financiero del Transantiago S.A.	20.00	20.00	133	177
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	(26)	43
Subtotal			**2,412**	**2,171**
Shares or rights in other companies				
Stock exchange			(2)	109
Other			2	(11)
Subtotal			**-**	**98**
Results from the sale of ownership in investment in companies				
Companies in the country			-	-
Subtotal			**-**	**-**
Total			**2,412**	**2,268**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 153

NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS The composition of the result on non-current assets and disposable groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows:   For the nine-month period ended September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Net results from assets received in payment or awarded in a judicial auction Sale of goods received in lieu of payment or awarded in a judicial auction 7,703 2,237 4,601 (92) Other income from assets received in lieu of payment or awarded in a judicial auction 17,020 5,981 6,336 2,673 Provisions to the net realizable value of assets received in lieu of payment or awarded in a judicial auction 1,132 (1,255) 448 (789) Charge-offs of assets received in payment or awarded in a judicial auction (26,750) (11,178) (8,429) (4,390) Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction (2,609) (2,780) (748) (473) Non-current assets held for sale and disposal group 2,709 3,532 1,726 151 Total (795) (3,463) 3,934 (2,920) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 154

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 1. Other operating income is comprised of the following items:   For the nine-month period ended September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Compensation from insurance companies for claims other than operational risk events 82 59 82 - Income from expense recovery 315 235 32 69 Leases 818 536 258 198 Insurance Company Recoveries - 2,876 - (1,507) Other income 925 2,930 493 1,059 Total 2,140 6,636 865 (181) 2. Other operating expense is comprised of the following items: For the nine-month period ended September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Expenditure on insurance premiums to cover operational risk events (392) (27,089) - (7,515) Provisions for operational risk (6,860) (2,400) (3,507) (493) Expense for operational risk events (30,540) (29,885) (10,901) (8,580) Operational risk event expense recoveries 6,974 23,480 1,109 9,222 Reorganization plans (*) (19,209) (25,995) (14,208) (8,822) Provisions for lawsuits and litigation (494) (429) (162) (92) Expenses from financial leasing credit operations (2,405) (4,067) 405 (1,593) Expenses for factoring credit operations (132) (66) (50) (20) Other operating expenses (14,731) (10,995) (3,400) (3,402) Total (67,789) (77,446) (30,714) (21,295) (*) This corresponds to a formal restructuring plan consistent with the provisions of IAS 37. This restructuring plan is part of the Bank’s transformation process aimed at building a digital bank with branches. It has involved a transformation of the branch model and the operating model, along with a transition toward a common global structure (Go To Model). Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 155

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES

The expenses from obligations to employees as of September 30, 2025, and 2024, are as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,	
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Employee benefits (short-term)	(276,720)	(269,938)	(92,057)	(97,646)
Employee benefits (long-term)	(9,179)	(12,037)	(2,449)	(3,664)
Expenses of employment benefits related to contract terminations	(13,336)	(9,588)	(3,464)	(2,223)
Expenses for defined benefit post-employment plan obligations	(808)	(186)	(161)	457
Other human resources costs	(7,952)	(6,639)	(4,058)	(2,072)
Total	**(307,995)**	**(298,388)**	**(102,189)**	**(105,148)**

Share-based compensation (settled in cash)

The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value.

Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognized in the period results.

Pension plan

The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement.

In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions:

a. Aimed at the Group's senior management.
b. The general requirement for eligibility is to be still employed when they are 60 years old.
c. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.

In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be.

The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company.

The Bank's entitlements under the plan as of September 30, 2025, and 2024 amounted to Ch$4,876 y Ch$5,582 million, respectively (Ch$4,107 millions as of 31 de diciembre de 2024).

The Bank has quantified the amounts of the defined benefit obligations based on the following criteria:

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 156

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued Calculation method: The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually. Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were: The assets related to the savings fund contributed by the Bank to Compañía de Seguros Zurich, for defined benefit plans, are presented net of the associated obligations. The assumptions used correspond to. Post-Employment Plans As of September 30, As of December 31, 2025 2024 Mortality chart RV-2014 RV-2014 Termination of contract rate 0.05 0.05 Disability chart PDT 1985 PDT 1985 The movement in the period for post-employment benefits is as follows:   As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Assets for defined post-employment benefits 4,876 4,107 Commitments for defined benefit plans With active personnel (3,859) (3,138) Caused by inactive personnel - - Minus: Unrecognized actuarial (gains) losses - - Balances at the end of the period 1,017 969 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 157

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued The period cash flow for post-employment benefits is as follows:   As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Fair value of plan assets Balance at the beginning of the period 4,107 5,260 Expected return on insurance contracts 74 574 Employer contributions 990 1,308 Actuarial (gains) losses - - Premiums paid - - Benefits paid (295) (3,035) Fair value of plan assets at the end of the period 4,876 4,107 Present value of obligations Present value of the obligations at the beginning of the period (3,138) (5,027) Net incorporation of companies into the Group - - Current period service costs (808) 1,889 Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements 87 - Present value of obligations at the end of the period (3,859) (3,138) Net balance at the end of the period 1,017 969 Expected performance of the Plan:   Al 30 de septiembre de Al 31 de diciembre de 2025 2024 Expected rate of return on plan assets UF + 2,50% per year UF + 2,50% per year Expected rate of return on redemption rights UF + 2,50% per year UF + 2,50% per year Costs related to the Plan:   As of September 30, As of December 31, 2025 2024 Ch$mn Ch$mn Current period service costs (808) 1,889 Interest cost - - Expected return on plan assets 74 574 Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other - - Total (734) 2,463 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 158

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 38 - ADMINISTRATIVE EXPENSE

As of September 30, 2025, and 2024, Administrative Expenses is composed of the following items:

	For the nine-month period ended September 30,		For the quarter ended September 30,	
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
General administrative expenses	**(172,075)**	**(164,229)**	**(56,511)**	**(55,922)**
Expenses for short-term lease agreements	(11,580)	(13,738)	(5,718)	(4,674)
Expenses for low-value leases	-	-	-	-
Other expenses for lease obligations	(32)	(104)	(5)	(65)
Maintenance and repair of fixed assets	(18,591)	(19,668)	(5,304)	(6,718)
Insurance premiums except to cover operational risk events	(4,267)	(3,931)	(1,778)	(1,218)
Office Supplies	(3,726)	(4,003)	(1,492)	(1,549)
IT and communication expenses	(90,535)	(71,997)	(27,423)	(25,517)
Lighting, heating, and other utilities	(5,217)	(4,610)	(1,137)	(1,646)
Security and valuables transport services	(12,563)	(14,905)	(4,291)	(4,396)
Representation and personnel travel expenses	(2,727)	(2,530)	(647)	(1,039)
Judicial and notarial expenses	(959)	(1,092)	(13)	(379)
Fees for review and audit of the financial statements by the external auditor	(1,382)	(1,405)	(287)	(285)
Fees for advisory and consultancy services provided by the external auditor	(98)	-	(98)	-
Fees for advisory and consultancy services provided by other audit firms	(157)	(126)	(67)	(56)
Fees for securities classification	-	-	-	-
Fees for other technical reports	(4,218)	(6,135)	(1,495)	(1,975)
Fines applied by the FMC	-	-	-	-
Fines applied by other bodies	-	-	-	-
Other general administrative expenses	(16,023)	(19,985)	(6,756)	(6,405)
Outsourced services	**(96,119)**	**(75,650)**	**(28,683)**	**(24,353)**
Data processing	(56,275)	(34,711)	(11,800)	(11,604)
Technology development, certification and technology testing service	(926)	(2,729)	(253)	(690)
External human resources management and external staffing service	-	(1)	-	-
Valuation service	-	-	-	-
Call Centre service for sales, marketing, quality control and customer service	-	-	-	-
External collection service	(247)	(233)	(82)	(44)
Outsourced ATM management and maintenance services	(117)	(311)	(117)	(199)
External cleaning service, catering, custody of files and documents, furniture and equipment storage.	(2,903)	(3,063)	(937)	(1,010)
Product sales and distribution services	-	-	-	-
External credit appraisal service	(2,466)	(3,077)	(39)	(848)
Other outsourced services	(33,185)	(31,525)	(15,455)	(9,958)
Board expenses	**(1,396)**	**(1,335)**	**(443)**	**(455)**
Remuneration of the Board of Directors	(1,396)	(1,335)	(443)	(455)
Other Board Expenses	-	-	-	-
Marketing expenses	**(16,034)**	**(17,265)**	**(4,885)**	**(4,433)**
Taxes, contributions, fees	**(15,684)**	**(17,540)**	**(5,323)**	**(5,843)**
Real estate taxes	(1,814)	(2,521)	(563)	(698)
Licenses	(1,354)	(1,956)	(592)	(722)
Other taxes	(186)	-	(7)	-
Contribution to the FMC (ex-SBIF)	(12,330)	(13,063)	(4,161)	(4,423)
Other legal charges	-	-	-	-
Total	**(301,308)**	**(276,019)**	**(95,845)**	**(91,006)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 159

NOTE 39 - DEPRECIATION AND AMORTIZATION The amounts corresponding to depreciation and amortization expenses as of September 30, 2025, and 2024 are detailed below:   For the nine-month period ended September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Amortization of intangible assets (36,183) (39,848) (11,701) (12,597) Depreciation of fixed assets (35,727) (35,785) (12,191) (12,009) Depreciation and amortization of assets for rights to use assets in leases (29,240) (30,079) (9,232) (9,923) Total Depreciation and Amortization (101,150) (105,712) (33,124) (34,529) The reconciliation between the book values and the balances as of September 30, 2025, and 2024, is as follows: Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (473,998) (342,198) (216,325) (1,032,521) Depreciation and amortization charges for the period (35,727) (36,183) (29,240) (101,150) Disposals and sales for the period 6,721 - 14,812 21,533 Impairment - 4,861 - 4,861 Other (1) - - (1) Balance as of September 30, 2025 (503,005) (373,520) (230,753) (1,107,278) Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (440,627) (281,249) (198,794) (920,670) Depreciation and amortization charges for the period (35,785) (39,848) (30,079) (105,712) Disposals and sales for the period 7,290 - 27,896 35,186 Impairment - - - - Other 66 87 (188) (35) Balance as of September 30, 2024 (469,056) (321,010) (201,165) (991,231) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 160

NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of September 30, 2025, and 2024 are detailed below: For the nine-month period ended September 30, For the quarter ended September 30,   2025 2024 2025 2024   Ch$mn Ch$mn Ch$mn Ch$mn Impairment of investments in companies - - - - Impairment of intangible assets (2,903) - (1,826) - Impairment of fixed assets (21) - - - Impairment of assets for the right to use leased assets - - - - Impairment of other assets for investment properties - - - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - - - Acquisition gain through a business combination on highly advantageous terms - - - - Total (2,924) - (1,826) - Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 161

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 41 - CREDIT LOSS EXPENSES

The movement to September 30, 2025, and 2024, in credit loss expense is summarized as follows:

1. The breakdown of credit loss expenses as of September 30, 2025, and 2024, is as follows:

Summary of loan loss expense in the period	For the nine-month period ended September 30,		For the quarter ended September 30,	
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Provision expense for loans and receivable credit risk	(663,240)	(498,508)	(186,349)	(170,893)
Special provisions expense for credit risk	96,222	(400)	(1,466)	(68)
Recovery of previously charged-off loans	136,721	104,933	43,446	34,027
Impairment for credit risk of other financial assets not measured at fair value through profit or loss	(92)	455	744	690
Total	**(430,389)**	**(393,520)**	**(143,625)**	**(136,244)**

2. The flow of provision expenses established for credit risk and credit loss expenses on loans as of September 30, 2025, and 2024, is as follows:

Summary of Provision expenses related to credit risk and credit loss expense -For the nine-month period ended September 30, 2025	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(126)	-	-	-	-	**(126)**	-	(126)
Provision released	106	-	-	-	-	**106**	-	106
Subtotal	**(20)**	**-**	**-**	**-**	**-**	**(20)**	**-**	**(20)**
Commercial loans								
Provisions established	(31,595)	(16,559)	(37,355)	(118,004)	(184,539)	**(388,052)**	(748)	(388,800)
Provision released	22,266	34,322	12,730	67,993	16,653	**153,964**	2,345	156,309
Subtotal	**(9,329)**	**17,763**	**(24,625)**	**(50,011)**	**(167,886)**	**(234,088)**	**1,597**	**(232,491)**
Mortgage loans								
Provisions established	-	(2,626)	-	-	(68,630)	**(71,256)**	-	(71,256)
Provision released	-	2,144	-	-	818	**2,962**	-	2,962
Subtotal	**-**	**(482)**	**-**	**-**	**(67,812)**	**(68,294)**	**-**	**(68,294)**
Consumer loans								
Provisions established	-	(126,102)	-	-	(268,669)	**(394,771)**	-	(394,771)
Provision released	-	13,642	-	-	18,694	**32,336**	-	32,336
Subtotal	**-**	**(112,460)**	**-**	**-**	**(249,975)**	**(362,435)**	**-**	**(362,435)**
Provision expense for loans and receivable credit risk	**(9,349)**	**(95,179)**	**(24,625)**	**(50,011)**	**(485,673)**	**(664,837)**	**1,597**	**(663,240)**
Recovery of previously charged-off loans								
Interbank loans								-
Commercial loans								60,109
Residential mortgage loans								42,623
Consumer loans								33,989
Subtotal								**136,721**
Total								**(526,519)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 162

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense - for the quarter ended September 30, 2025	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(44)	-	-	-	-	**(44)**	-	(44)
Provision released	-	-	-	-	-	-	-	-
Subtotal	**(44)**	**-**	**-**	**-**	**-**	**(44)**	**-**	**(44)**
Commercial loans								
Provisions established	(9,925)	(5,676)	(15,360)	(28,315)	(59,194)	**(118,470)**	-	(118,470)
Provision released	14,392	27,655	5,474	9,624	3,822	**60,967**	622	61,589
Subtotal	**4,467**	**21,979**	**(9,886)**	**(18,691)**	**(55,372)**	**(57,503)**	**622**	**(56,881)**
Mortgage loans								
Provisions established	-	(837)	-	-	(19,275)	**(20,112)**	-	(20,112)
Provision released	-	668	-	-	30	**698**	-	698
Subtotal	**-**	**(169)**	**-**	**-**	**(19,245)**	**(19,414)**	**-**	**(19,414)**
Consumer loans								
Provisions established	-	(29,195)	-	-	(87,572)	**(116,767)**	-	(116,767)
Provision released	-	4,990	-	-	1,767	**6,757**	-	6,757
Subtotal	**-**	**(24,205)**	**-**	**-**	**(85,805)**	**(110,010)**	**-**	**(110,010)**
Provision expense for loans and receivable credit risk	**4,423**	**(2,395)**	**(9,886)**	**(18,691)**	**(160,422)**	**(186,971)**	**622**	**(186,349)**
Recovery of previously charged-off loans								
Interbank loans								-
Commercial loans								17,965
Residential mortgage loans								13,628
Consumer loans								11,853
Subtotal								**43,446**
Total								**(142,903)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 163

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense -For the nine-month period ended September 30, 2025	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(69)	–	–	–	–	**(69)**	–	**(69)**
Provision released	185	–	–	–	–	**185**	–	**185**
Subtotal	**116**	**–**	**–**	**–**	**–**	**116**	**–**	**116**
Commercial loans								
Provisions established	(22,219)	(15,866)	(18,123)	(90,735)	(111,489)	**(258,432)**	(14)	**(258,446)**
Provision released	6,867	11,507	13,740	15,215	26,932	**74,261**	4,921	**79,182**
Subtotal	**(15,352)**	**(4,359)**	**(4,383)**	**(75,520)**	**(84,557)**	**(184,171)**	**4,907**	**(179,264)**
Mortgage loans								
Provisions established	–	(2,916)	–	–	(62,366)	**(65,282)**	–	**(65,282)**
Provision released	–	1,243	–	–	25,498	**26,741**	–	**26,741**
Subtotal	**–**	**(1,673)**	**–**	**–**	**(36,868)**	**(38,541)**	**–**	**(38,541)**
Consumer loans								
Provisions established	–	(8,516)	–	–	(290,584)	**(299,100)**	–	**(299,100)**
Provision released	–	7,057	–	–	11,224	**18,281**	–	**18,281**
Subtotal	**–**	**(1,459)**	**–**	**–**	**(279,360)**	**(280,819)**	**–**	**(280,819)**
Provision expense for loans and receivable credit risk	**(15,236)**	**(7,491)**	**(4,383)**	**(75,520)**	**(400,785)**	**(503,415)**	**4,907**	**(498,508)**
Recovery of previously charged-off loans								
Interbank loans								**–**
Commercial loans								**45,960**
Residential mortgage loans								**33,343**
Consumer loans								**25,630**
Subtotal								**104,933**
Total								**(393,575)**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 164

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense - for the quarter ended September 30, 2024	Loan loss provision expenses in the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment		Subtotal	FOGAPE Covid-19 guarantee deductible	Total
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(64)	–	–	–	–	(64)	–	(64)
Provision released	63	–	–	–	–	63	–	63
Subtotal	(1)	–	–	–	–	(1)	–	(1)
Commercial loans								
Provisions established	(9,504)	(6,262)	(7,181)	(40,622)	(37,914)	(101,483)	–	(101,483)
Provision released	2,087	2,694	5,268	6,076	6,798	22,923	1,129	24,052
Subtotal	(7,417)	(3,568)	(1,913)	(34,546)	(31,116)	(78,560)	1,129	(77,431)
Mortgage loans								
Provisions established	–	(433)	–	–	(12,350)	(12,783)	–	(12,783)
Provision released	–	765	–	–	25,394	26,159	–	26,159
Subtotal	–	332	–	–	13,044	13,376	–	13,376
Consumer loans								
Provisions established	–	(2,595)	–	–	(108,366)	(110,961)	–	(110,961)
Provision released	–	1,418	–	–	2,436	3,854	–	3,854
Subtotal	–	(1,177)	–	–	(105,930)	(107,107)	–	(107,107)
Provision expense for loans and receivable credit risk	(7,418)	(4,413)	(1,913)	(34,546)	(124,002)	(172,292)	1,129	(171,163)
Recovery of previously charged-off loans								
Interbank loans								–
Commercial loans								14,431
Residential mortgage loans								10,373
Consumer loans								9,223
Subtotal								34,027
Total								(137,136)

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 165

NOTE 41 - CREDIT LOSS EXPENSES, continued The balances of special provisions for credit risk expenses as of September 30, 2025, and 2024, is as follows: For the nine-month period ended September 30, For the quarter ended September 30, Summary of special provisions expense related to credit risk for the period 2025 2024 2025 2024 Ch$mn Ch$mn Ch$mn Ch$mn Provision expense for contingent loans (17,624) (367) (1,417) (70) Interbank loans – – – – Commercial loans 3,400 217 (677) 215 Consumer loans (21,024) (584) (740) (285) Provisions expense for local risk in operations with foreign debtors (56) (33) (49) 2 Special provisions expense for foreign loans – – – – Additional provisions expense for loans 113,902 – – – Commercial loans 20,000 – – – Residential mortgage loans – – – – Consumer loans 93,902 – – – Provision expense for minimum required provision adjustments related to normal and individual portfolio assessment – – – – Provisions expense for credit risk due to additional prudential requirements – – – – Total 96,222 (400) (1,466) (68) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 166

NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 167

NOTE 43 - TRANSACTION WITH RELATED PARTIES The Bank's "related parties" include, in addition to its subsidiaries and associates, "key personnel" of the Bank's Management (members of the Bank's Board of Directors and Managers of Banco Santander-Chile and its affiliates, along with their close relatives), as well as entities over which key personnel may exercise significant influence or control. Additionally, the Bank has considered the various companies that form part of the Santander Group worldwide as related parties, with the understanding that they all have a common parent company, namely Banco Santander S.A. (based in Spain). Article 89 of the Chilean Corporation Law, which also applies to banks, establishes that any transaction with a related party must be carried out under fair conditions, similar to those normally prevailing in the market. Furthermore, Article 84 of the General Banking Law establishes limits loans that may be granted to related parties and prohibits granting loans to the Bank's directors, general manager, or general representatives. The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories: Santander Group Companies This category includes all companies belonging to the Santander Group worldwide, and therefore also includes those companies over which the Bank exercises some degree of control (subsidiary and special-purpose entities). Associated Companies This category includes those entities where the Bank, as indicated in Note 01 b) of these Consolidated Financial Statements, exercises some degree of significant influence over them. These entities, in general, correspond to the so-called "business support companies." Key Personnel This category includes members of the Bank's Board of Directors and executives of Banco Santander-Chile and its affiliates, along with their close relatives. It takes into account the limitations imposed by Chapter 12-12 of the UCBR. Other This category includes related parties not included in the groups described above and, in general, those entities over which key personnel may exercise significant influence or control. The terms of transactions with related parties are equivalent to those found in arm's-length transactions, or the corresponding in- kind compensation has been allocated. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 168

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

a. Loans with related parties

The movement of loans and receivables, as well as contingent loans with to related entities, as of September 30, 2025, and December 31, 2024 are shown below:

	As of September 30, 2025				As of December 31, 2024			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Loans and receivables								
Commercial loans	911,989	28	2,249	16,980	922,232	23,570	2,557	875
Mortgage loans	-	-	31,883	-	-	-	33,179	-
Consumer loans	-	-	3,197	-	-	-	3,729	-
Loans and receivables	**911,989**	**28**	**37,329**	**16,980**	**922,232**	**23,570**	**39,465**	**875**
Provision for loan losses	(789)	(9)	(336)	(828)	(809)	(28)	(498)	-
Net loans	**911,200**	**19**	**36,993**	**16,152**	**921,423**	**23,542**	**38,967**	**875**
Guarantee	-	-	-	-	**1,031**	-	**31,489**	**115**
Contingent loans								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	-	-	-	-	9,787	-	-	-
Transactions with contingent events	30,313	-	-	1,511	20,313	-	-	394
Contingent loans	**30,313**	-	-	**1,511**	**30,100**	-	-	**394**
Provisions for contingent loans	(25)	-	-	(43)	(21)	-	-	(8)
Net contingent loans	**30,288**	-	-	**1,468**	**30,079**	-	-	**386**

	As of September 30, 2025				As of December 31, 2024			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1,	**952,332**	**23,570**	**39,465**	**1,269**	**752,817**	**49,284**	**39,469**	**1,321**
Loans granted	28,539	4	7,678	18,605	274,130	4,025	13,638	90
Loans paid	(38,569)	(23,546)	(9,814)	(1,383)	(74,615)	(29,739)	(13,642)	(142)
Total	**942,302**	**28**	**37,329**	**18,491**	**952,332**	**23,570**	**39,465**	**1,269**

(*) As of September 30, 2025, and December 31, 2024 loans corresponding to group companies outside the scope of consolidation amounted to Ch$187,199 million and Ch$209,358 million, respectively.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 169

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued b. The assets and liabilities for related party transactions as of September 30, 2025, and December 31, 2024, are as follows: Assets and liabilities from transactions with related parties Types of assets and liabilities held with related parties As of September 30, 2025 (Ch$mn) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 156,815 – – – Repurchase agreements and securities lending 67,752 – – – Financial assets held for trading at fair value through profit or loss Derivative contracts 829,324 2,812 – – Other assets 771,258 812,210 – – LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 1,319,336 2,406 – – Financial liabilities at amortized cost Deposits and other demand liabilities 21,479 675 4,394 79,811 Time deposits and other term equivalents 188,708 – 6,055 53,472 Obligations under repurchase and securities lending agreements 267,351 – – – Interbank borrowing 58,426 – – – Debt and regulatory capital financial instruments issued 905,532 – – – Other liabilities 291,397 709,006 – – Types of assets and liabilities held with related parties As of December 31, 2024 (MM$) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 162,452 – – – Repurchase agreements and securities lending – – – – Financial assets held for trading at fair value through profit or loss Derivative contracts 1,120,543 11,134 – – Other assets 885,307 686,884 – – LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 1,757,184 13,143 – – Financial liabilities at amortized cost Deposits and other demand liabilities 28,446 1,007 3,260 407 Time deposits and other term equivalents 140,475 – 4,996 69 Obligations under repurchase and securities lending agreements 265,474 – – – Interbank borrowing 85,325 – – – Debt and regulatory capital financial instruments issued 941,320 – – – Other liabilities 236,998 664,461 – – Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 170

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued c. Income and expenses from related party transactions Type of income and expenses from related party transactions as of September 30, 2025 Group companies Associated companies Key personnel Other (Ch$mn) Interest and adjustment income and expenses (14,966) 119 1,473 867 Commission and service income and expenses 145,948 (33,304) 143 4,855 Net financial results (*) (115,542) (91,968) - - Other operating income and expenses 23,571 (567) - - Remuneration and expenses of key personnel - - (34,723) - Administrative and other expenses (88,054) (3,605) - - (*) It mainly corresponds to derivative contracts used to hedge the exchange rate risk of the assets and liabilities that cover the positions of the Bank and its affiliates. Type of income and expenses from related party transactions as of September 30, 2024 Group companies Associated companies Key personnel Other (Ch$mn) Interest and adjustment income and expenses (6,129) 1,905 1,677 51 Commission and service income and expenses 125,626 (49,601) 161 16 Net financial results (*) 812,440 102,671 - - Other operating income and expenses 665 (591) - - Remuneration and expenses of key personnel - - (31,149) - Administrative and other expenses (82,319) (3,462) - - (*) It mainly corresponds to derivative contracts used to hedge the exchange rate risk of the assets and liabilities that cover the positions of the Bank and its affiliates. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 171

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

d. Individual transactions in the period with related parties that are legal entities, which do not correspond to usual operations performed with Bank's customers and individual transactions that involve transfer of resources, services or obligations according to paragraph 9 of IAS24 greater than UF 2,000, are shown below:

As of September 30, 2025	Country of residence	Nature of the relationship with the Bank	Description of the transaction			Transactions on matching terms to those with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet	
Company name			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	4	15,216	-	15,113
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	2,356	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	174	-	1	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	29	275	20	43
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	45	541	-	72
Santander Global Services, S.L.	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	467	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	3,841	3	182
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	14	6,556	-	6,556
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	6	352	-	140
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,067	-	-
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	521	63	11,454	42
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	2,640	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	600	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	191	-	1,809	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	8,783	-	-
Open Digital Services, S.L.	Spain	Group	IT services	Monthly	As contracted	Yes	-	3,092	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	41,429	-	-
PagoNxt Payments Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	1,090	-	-
Klare Corredora de Seguros S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	57	-	319	-

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 172

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

As of December 31, 2024			Description of the transaction				Effect on the income statement		Effect on the balance sheet	
Company name	Country of residence	Nature of the Relationship with the Bank	Type of service	Term	Renewal conditions	Transactions on matching terms to those with mutual independence between the parties	Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	-	21,898	-	1,264
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	3,554	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	266	-	1	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	44	412	20	103
Bansa Santander S.A.	Chile	Group	Leases and Other	Monthly	As contracted	Yes	4	83	-	-
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	57	762	-	-
Santander Global Services, S.L. Unipersonal	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	643	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	4,925	3	310
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	372	-	14
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	7	435	-	84
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,904	-	351
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	-	483	9,335	81
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	3,501	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	733	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	187	-	1,883	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	26,816	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	57,379	132	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	620	-	-
Klare Corredora de Seguros S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	78	-	267	-
Universia Holding, S.L.	Spain	Group	Institutional Services	Monthly	As contracted	Yes	-	77	-	-
Santander Global Cards & Digital Solutions, S.L.	Spain	Group	Institutional Services	Monthly	As contracted	Yes	-	515	-	-

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 173

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued Payments to the Board of Directors and key personnel of the Bank’s Management and its subsidiaries The remunerations received by key management personnel, including members of the Bank's Board of Directors and Banco Santander-Chile managers, are presented under the item "Remuneration and personnel expenses" and/or "Administrative expenses" in the Interim Consolidated Financial Statements, and correspond to the following categories:   As of September 30,   2025 2024   Ch$mn Ch$mn Salaries 16,565 16,490 Remuneration of the Board of Directors 1,396 1,335 Bonuses 12,691 12,446 Stock-based compensation 1,805 (217) Seniority compensation 712 15 Health funds 311 296 Pension plan 435 598 Other personnel costs funds 808 186 Total 34,723 31,149 Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries As of September 30, 2025 2024 Directors 11 11 Managers 124 125 Total 135 136 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 174

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price), regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement assumes that the sale of the asset or transfer of the liability occurs in the principal market for the asset or liability or in the most advantageous market for the asset or liability.

For financial instruments without available market prices, fair values have been estimated using recent transactions in similar instruments or, if not possible, current values or other valuation techniques based on mathematical valuation models sufficiently tested by the international financial community. When using these models, the specific characteristics of the asset or liability being valued are taken into account, and in particular, the different types of risks associated with the asset or liability.

These techniques are inherently subjective and significantly affected by the assumptions used, including the discount rate, estimates of future cash flows, and prepayment assumptions. Therefore, estimated fair value of an asset or liability not exactly matching the price at which the asset or liability could be delivered or settled at the valuation date and may not be justified by comparison with independent markets.

Determination of the fair value of financial instruments

The following table shows a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025		As of December 31, 2024	
	Book value	Fair value	Book value	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**11,076,950**	**11,076,950**	**12,639,097**	**12,639,097**
Financial derivatives contracts	10,493,208	10,493,208	12,309,770	12,309,770
Debt financial instruments	583,742	583,742	329,327	329,327
Financial assets at fair value through other comprehensive income	**3,711,132**	**3,711,132**	**2,762,388**	**2,762,388**
Debt financial instruments	3,478,215	3,478,215	2,687,485	2,687,485
Other financial instruments	232,917	232,917	74,903	74,903
Financial derivative contracts for hedge accounting	**408,424**	**408,424**	**843,628**	**843,628**
Debt financial instruments at amortized cost	**45,601,016**	**47,427,148**	**45,438,590**	**45,968,208**
Rights for repurchase agreements and securities loans	434,334	434,665	153,087	153,087
Debt financial instruments	5,494,359	5,553,516	5,176,005	5,207,697
Interbank loans and receivables from clients	39,672,323	41,438,967	40,109,498	40,607,424
Guarantees provided for derivative financial transactions	**1,953,371**	**1,953,371**	**1,847,101**	**1,847,101**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**9,977,817**	**9,977,817**	**12,155,024**	**12,155,024**
Financial derivatives contracts	9,977,817	9,977,817	12,155,024	12,155,024
Financial derivative contracts for hedge accounting	**889,991**	**889,991**	**898,394**	**898,394**
Financial liabilities at amortized cost	**47,315,115**	**47,852,815**	**46,911,664**	**46,982,469**
Deposits and other demand liabilities	13,104,053	13,104,053	14,260,609	14,260,609
Time deposits and other term equivalents	16,252,367	16,419,618	17,098,625	17,249,068
Obligations under repurchase agreements and securities lending	3,331,393	3,413,489	276,588	276,588
Interbank borrowing	3,991,709	4,153,618	4,337,947	4,357,838
Debt and regulatory capital financial instruments issued	10,447,129	10,573,573	10,737,354	10,637,825
Other financial liabilities	188,464	188,464	200,541	200,541
Guarantees received for financial derivative transactions	**1,681,693**	**1,681,693**	**1,832,345**	**1,832,345**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 175

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value approximates carrying amount in the following items, due to their short-term nature, in the case of: cash, bank deposits, and transactions in the process of settlement. Additionally, the fair value estimates presented above do not attempt to quantify the value of the Bank’s earnings generated by its business or future activities, and therefore do not represent the value of the Bank as a going concern. Below is a description of the methods used to estimate the fair value of financial instruments. 1. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from a readily available dealer or quoted market prices for similar financial instruments. The investments are valued at book (as recorded) value because they are not considered to have a fair value significantly different from their recorded value. Additional variables and elements (where applicable) were considered in estimating the fair value of debt investments, including estimates of prepayment rates and the issuers' credit risk. 2. Loans and receivables from clients and Interbank loans The fair value of commercial loans, mortgage loans, credit cards, and consumer loans is measured using discounted cash flow analysis. For this purposes, prevailing market interest rates are used, taking into account the product, term, amount, and similar credit quality. The fair value of loans with a past due period of 90 days or more is measured using the market value of the associated collateral, discounted at the rate and expected maturity. For variable-rate loans with frequently changing interest rates (monthly or quarterly) and not subject to significant credit risk, the estimated fair value is based on their carrying amount. The carrying amounts and fair values are presented net of provisions for credit risk. 3. Deposit and other demand obligations The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates currently offered to a schedule of monthly maturities expected in the market. 4. Short- and long-term debt instruments issued The fair value of these financial instruments is calculated using discounted cash flow analysis based on current incremental borrowing rates for similar types of loan agreements with similar maturities. 5. Financial derivatives and accounting hedging contracts The estimated fair value of the foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount that the Bank determines as the exit price in accordance with IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations and considering relevant inputs such as option volatility, observable correlations between underlying assets, counterparty credit risk, implied price volatility, speed with which volatility reverts to its mean value, linear relationship (correlation) between the value of a variable. Fair value measurement and hierarchy IFRS 13, "Fair Value Measurement," establishes a fair value hierarchy that segregates the inputs and/or assumptions of valuation techniques used to measure the fair value of financial instruments. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to measurements that involve significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 176

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

• Level 1: Inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities for which the Bank has access at the measurement date.

• Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, directly or indirectly.

• Level 3: Unobservable inputs for the asset or liability.

The estimated fair value of the foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, taking into account the term structures of the interest rate curve, volatility of the underlying asset, and the credit risk of the counterparties.

In cases where quotations cannot be observed, management makes its best estimate of the market price using its own internal models, which, in most cases, use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to arrive at this estimate, including extrapolation of observable market data.

Financial instruments at fair value and determined by published quotes in active markets (Level 1) include:

• Instruments of the Chilean Central Bank and the General Treasury of the Republic.

• Foreign instruments issued.

• Mutual funds.

If the instruments are not 100% market-observable, however, the price is a function of other prices that are market-observable (Level 2). The following financial instruments are classified as Level 2:

Type of financial instrument	Valuation model used	Description
Private bonds	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
Time deposits	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
FX Options	Black-Scholes	Formula adjusted by the volatility smile (implied volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilizes are then used to value the options.
Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 177

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to perform this estimation, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified as Level 3:

Type of financial instrument	Valuation model used	Description
Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd is unsupported by Murex (platform) due to the UF forward estimate.
CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate.
CCS (maturities over 30 years)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.
Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.
Mortgage bonds	Present value of cash flows	The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation date there is one or more valid transactions on the Santiago Stock Exchange for a specific security code, the reported rate is the weighted average (by amount) of the observed rates. If there are no valid transactions for a given security code on the valuation date, the reported rate is a "base IRR" derived from a reference curve, plus a "Model Spread" based on historical spread data for the same instrument or similar ones.

The Bank estimates that any changes in unobservable criteria for instruments classified at Level 3 would not result in significant differences in the fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis:

As of September 30,		Fair value measurements		
	2025 Ch$mn	Level 1 Ch$mn	Level 2 Ch$mn	Level 3 Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**11,076,950**	**579,145**	**10,493,018**	**4,787**
Financial derivatives contracts	10,493,208	–	10,488,421	4,787
Debt financial instruments	583,742	579,145	4,597	–
Financial assets at fair value through other comprehensive income	**3,711,132**	**3,474,351**	**–**	**236,781**
Debt financial instruments	3,478,215	3,474,351	–	3,864
Other financial instruments	232,917	–	–	232,917
Financial derivative contracts for hedge accounting	**408,424**	**–**	**408,424**	**–**
Guarantee money deposits	**1,953,371**	**–**	**1,953,371**	**–**
Total	**17,149,877**	**4,053,496**	**12,854,813**	**241,568**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**9,977,817**	**–**	**9,977,817**	**–**
Financial derivatives contracts	9,977,817	–	9,977,817	–
Financial derivative contracts for hedge accounting	**889,991**	**–**	**889,991**	**–**
Guarantees for threshold operations	**1,681,693**	**–**	**1,681,693**	**–**
Total	**12,549,501**	**–**	**12,549,501**	**–**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 178

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 12,639,097 329,327 12,304,162 5,608 Financial derivatives contracts 12,309,770 – 12,304,162 5,608 Debt financial instruments 329,327 329,327 – – Financial assets at fair value through other comprehensive income 2,762,388 2,682,479 – 79,909 Debt financial instruments 2,687,485 2,682,479 – 5,006 Other financial instruments 74,903 – – 74,903 Financial derivative contracts for hedge accounting 843,628 – 843,628 – Guarantee money deposits 1,847,101 – 1,847,101 – Total 18,092,214 3,011,806 14,994,891 85,517 Liabilities Financial liabilities held for trading at fair value through profit or loss 12,155,024 – 12,155,021 3 Financial derivatives contracts 12,155,024 – 12,155,021 3 Financial derivative contracts for hedge accounting 898,394 – 898,394 – Guarantees for threshold operations 1,832,345 – 1,832,345 – Total 14,885,763 – 14,885,760 3 The following tables present the assets and liabilities that are not measured at fair value on a recurring basis: Fair value measurements As of September 30, 2025 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Rights for repurchase agreements and securities loans 434,665 - 434,665 - Debt financial instruments 5,553,516 5,553,516 - - Interbank loans and receivables from clients 41,438,967 - - 41,438,967 Total 46,992,483 5,553,516 434,665 41,438,967 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 13,104,053 - - 13,104,053 Time deposits and other term equivalents 16,419,618 - 16,159,870 259,748 Obligations under repurchase agreements and securities lending 3,413,489 - 3,413,489 - Interbank borrowing 4,153,618 - 4,117,001 36,617 Debt and regulatory capital financial instruments issued 10,573,573 - 10,573,509 64 Other financial liabilities 188,464 - - 188,464 Total 47,852,815 - 34,263,869 13,588,946 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 179

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Rights for repurchase agreements and securities loans 153,087 0 153,087 - Debt financial instruments 5,207,697 5,207,697 - - Interbank loans and receivables from clients 40,607,424 - - 40,607,424 Total 45,968,208 5,207,697 153,087 40,607,424 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 14,260,609 - - 14,260,609 Time deposits and other term equivalents 17,249,068 - 17,249,068 - Obligations under repurchase agreements and securities lending 276,588 - 276,588 - Interbank borrowing 4,357,838 - 4,357,838 - Debt and regulatory capital financial instruments issued 10,637,825 - 10,637,601 224 Other financial liabilities 200,541 - - 200,541 Total 46,982,469 - 32,521,095 14,461,374 The fair value of other assets and liabilities approximates their carrying amounts. The methods and assumptions for estimating fair value are defined below: • Loans and amounts owed by credit institutions and customers: Fair value is estimated for groups of loans with similar characteristics. Fair value was measured by discounting the estimated cash flow using the new contract interest rate. First, the future cash flow of the current loan portfolio is estimated using contractual rates, and then the new loans distributed at the risk- free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value. Regarding behavioral assumptions, it is important to emphasize that a prepayment rate is applied to the loan portfolio, thus providing a more realistic future cash flow: • Deposits and liabilities with banks: The fair value of deposits was calculated by discounting the difference between cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value. • Debt instruments issued and other financial obligations: The fair value of long-term loans was estimated using discounted cash flows at the market interest rate with similar terms and maturities. The valuation techniques used to estimate each level are defined in Note 2. The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurring basis using significant unobserved inputs (Level 3) as of September 30, 2025, and December 31, 2024: Assets Liabilities   Ch$mn Ch$mn Balance as of January 1, 2025 85,517 3 Total realized and unrealized profit (loss) Included in profits - - Included in comprehensive income (18,808) - Acquisitions, issues, liquidations, and placements (net) 166,208 - Level transfers 8,651 (3) As of September 30, 2025 241,568 - Total profit or loss included in profit or loss as of September 30, 2025 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2024 156,051 (3) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 180

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Assets	Liabilities
	Ch$mn	Ch$mn
Balance as of January 1, 2024	**105,711**	**-**
Total realized and unrealized profit (loss)		
Included in profit	(19)	-
Included in comprehensive income	5,015	-
Acquisitions, issues and placements (net)	(35,802)	2
Level transfers	10,612	1
As of December 31, 2024	**85,517**	**3**
Total profit or loss included in profit or loss as of December 31, 2024 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2023	**(20,194)**	**3**

The internal Local Risk Factor Committee, which meets quarterly, reviews the cases in which transfers between different levels are required. During 2025, the Bank did not reclassify instruments from Level 3 to Level 2.

Realized and unrealized gains (losses) included in income as of September 30, 2025, and December 31, 2024 arising from assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3), are recorded in the Interim Consolidated Statements of Income under the caption "Net income from financial operations."

The potential effect as of September 30, 2025, and December 31, 2024, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would result from a change in the main assumptions in the case of using other reasonably possible assumptions less or more favorable than those used, is not considered significant for the Bank.

The following tables show the financial instruments subject to offsetting according to IAS 32, for 2025 and 2024:

As of September 30, 2025	Linked financial instruments offset on the balance sheet			Residuals of financial instruments not linked and/or not subject to offsetting	Amount in the statement of financial position
	Gross amounts	Amounts offset on the balance sheet	Net amount in the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets					
Financial derivatives contracts and hedge accounting (*)	10,726,431	-	8,588,804	2,312,828	**10,901,632**
Repurchase and securities lending contracts	434,334	-	434,334	-	**434,334**
Loans and receivables form clients plus interbank loans	-	-	-	39,672,323	**39,672,323**
Total	**11,160,765**	**-**	**9,023,138**	**41,985,151**	**51,008,289**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	10,629,998	-	8,981,298	1,886,510	**10,867,808**
Repurchase and securities lending contracts	3,331,393	-	3,331,393	-	**3,331,393**
Deposits and obligations with banks	-	-	-	33,348,129	**33,348,129**
Total	**13,961,391**	**-**	**12,312,691**	**35,234,639**	**47,547,330**

(*) In these items there are guarantees for Ch$ 1,700,175 million and Ch$ 1,400,599 million for asset and liability derivatives, respectively.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 181

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31, 2024	Linked financial instruments offset on the balance sheet			Residuals of financial instruments not linked and/or not subject to offsetting	Amount in the statement of financial position
	Gross amounts	Amounts offset on the balance sheet	Net amount in the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets					
Financial derivatives contracts and hedge accounting (*)	12,942,081	-	12,931,746	221,652	**13,153,398**
Repurchase agreements and securities lending	153,087	-	153,087	-	**153,087**
Loans and receivables form clients plus interbank loans	-	-	-	40,109,498	**40,109,498**
Total	**13,095,168**	**-**	**13,084,833**	**40,331,150**	**53,415,983**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	12,738,714	-	12,732,211	321,207	**13,053,418**
Repurchase and securities lending contracts	276,588	-	276,588	-	**276,588**
Deposits and obligations with banks	-	-	-	35,697,181	**35,697,181**
Total	**13,015,302**	**-**	**13,008,799**	**36,018,388**	**49,027,187**

(*) In these items there are guarantees for Ch$1,700,175 million, Ch$1,840,673 million, and Ch$1,594,111 million for asset and liability derivatives, respectively.

In order to reduce credit exposure in its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, which establish the terms and conditions under which these transactions operate. In generally, collateral (received/delivered) is issued when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

The financial derivative contracts are detailed according to their collateral agreement:

Financial derivatives contracts and hedge accounting	As of September 30, 2025		As of December 31, 2024	
	Assets	Liabilities	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Derivative contracts with a zero threshold collateral agreement	8,265,049	8,631,783	12,081,545	11,782,472
Derivative contracts with non-zero threshold collateral agreement	323,756	349,515	850,201	949,739
Derivative contracts without collateral agreement	2,312,827	1,886,510	221,652	321,207
Total financial derivatives	**10,901,632**	**10,867,808**	**13,153,398**	**13,053,418**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 182

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES

As of September 30, 2025, and December 31, 2024, the details of the maturity of financial assets and liabilities according to their remaining terms are as follows:

As of September 30, 2025	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and bank deposits	1,983,033	-	-	-	-	-	-	**1,983,033**
Cash in collection process	1,973,045	-	-	-	-	-	-	**1,973,045**
Financial assets held for trading at fair value through profit or loss								
Financial derivative contracts and hedge accounting	-	438,963	534,861	1,913,576	2,471,851	2,127,079	3,415,302	**10,901,632**
Debt financial instruments	-	70	-	12,118	212,762	316,087	42,705	**583,742**
Financial assets at fair value through other comprehensive income								
Debt instruments	-	398,876	575,849	424,968	540,725	1,476,509	61,288	**3,478,215**
Loans and account receivable from customers	1,583	6,099	12,198	38,513	55,514	12,039	107,777	**233,723**
Financial assets at amortized cost								
Rights under repurchase agreements	-	434,437	-	-	-	-	-	**434,437**
Debt financial instruments (1)	-	-	-	-	679,876	4,470,019	345,602	**5,495,497**
Interbank loans (2)	**32,076**	**154**	-	-	-	-	-	**32,230**
Loans and account receivable from customers (3)	**1,400,860**	**3,110,364**	**2,866,422**	**5,520,201**	**8,687,456**	**4,673,675**	**14,697,070**	**40,956,048**
Guarantee deposits (margin accounts)	**1,953,371**	-	-	-	-	-	-	**1,953,371**
Total financial assets	**7,343,968**	**4,388,963**	**3,989,330**	**7,909,376**	**12,648,184**	**13,075,408**	**18,669,744**	**68,024,973**

As of September 30, 2025	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Cash items in process of being cleared	1,887,590	-	-	-	-	-	-	**1,887,590**
Financial liabilities held for trading at fair value through profit or loss								
Financial derivative contracts and hedge accounting	-	334,859	548,276	2,066,861	2,616,492	1,936,181	3,365,139	**10,867,808**
Financial liabilities at amortized cost								
Deposits and other demand liabilities	13,104,053	-	-	-	-	-	-	**13,104,053**
Time deposits and other term equivalents	-	8,014,621	3,562,826	4,050,489	591,924	257	32,250	**16,252,367**
Obligations under repurchase agreements	-	2,798,380	533,013	-	-	-	-	**3,331,393**
Interbank borrowing	36,617	490,585	895,660	1,951,556	516,651	95,521	5,119	**3,991,709**
Issued debt and regulatory capital instruments	52,172	205,364	100,838	1,994,881	2,855,353	1,692,411	3,546,110	**10,447,129**
Other financial obligations	-	188,464	-	-	-	-	-	**188,464**
Obligations for leasing contracts	-	-	-	8,278	16,309	11,775	8,694	**45,056**
Guarantees received (margin accounts)	1,681,693	-	-	-	-	-	-	**1,681,693**
Total financial liabilities	**16,762,125**	**12,032,273**	**5,640,613**	**10,072,065**	**6,596,729**	**3,736,145**	**6,957,312**	**61,797,262**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,138 million.

(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$44 million.

(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,315,911 million.

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 183

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and deposits in banks	2,695,560	–	–	–	–	–	–	**2,695,560**
Cash items in process of collection	572,552	–	–	–	–	–	–	**572,552**
Financial assets at fair value through profit or loss								
Financial derivative contracts and hedge accounting	–	701,349	748,363	2,088,541	3,378,110	2,105,419	4,131,616	**13,153,398**
Debt financial instruments	–	–	642	–	139,231	108,429	81,025	**329,327**
Financial assets at fair value through other comprehensive income								
Debt instruments	–	696,961	204	504,208	370,657	426,511	688,944	**2,687,485**
Loans and account receivable from customers	391	2,687	5,374	20,967	27,253	3,689	15,706	**76,067**
Financial assets at amortized cost								
Rights under repurchase agreements	–	153,135	–	–	–	–	–	**153,135**
Debt financial instruments (1)	–	–	–	–	639,842	4,252,887	284,350	**5,177,079**
Interbank loans (2)	31	31,170	82	–	–	–	–	**31,283**
Loans and account receivable from customers (3)	797,619	3,457,842	3,065,963	5,530,713	8,692,531	4,710,139	15,037,754	**41,292,561**
Guarantee deposits (margin accounts)	1,847,101	–	–	–	–	–	–	**1,847,101**
Total financial assets	**5,913,254**	**5,043,144**	**3,820,628**	**8,144,429**	**13,247,624**	**11,607,074**	**20,239,395**	**68,015,548**

As of December 31, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Cash items in process of being cleared	497,110	–	–	–	–	–	–	**497,110**
Financial liabilities at fair value through profit or loss								
Financial derivative contracts and hedge contracts	–	572,712	722,143	1,914,050	3,734,434	2,067,825	4,042,254	**13,053,418**
Financial liabilities at amortized cost								
Deposits and other demand liabilities	14,260,609	–	–	–	–	–	–	**14,260,609**
Time deposits and other term equivalents	286,207	7,900,056	4,047,333	4,369,825	464,268	371	30,565	**17,098,625**
Obligations under repurchase agreements	–	276,588	–	–	–	–	–	**276,588**
Interbank borrowing	44,803	482,959	368,147	2,469,277	868,932	–	103,829	**4,337,947**
Issued debt and regulatory capital instruments	–	771,983	295,713	1,578,811	3,215,114	1,299,889	3,575,844	**10,737,354**
Other financial obligations	–	200,541	–	–	–	–	–	**200,541**
Obligations for leasing contracts	–	–	–	12,685	24,210	15,583	14,404	**66,882**
Guarantees received (margin accounts)	1,832,345	–	–	–	–	–	–	**1,832,345**
Total financial liabilities	**16,921,074**	**10,204,839**	**5,433,336**	**10,344,648**	**8,306,958**	**3,383,668**	**7,766,896**	**62,361,419**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,074 million.

(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$25 million.

(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,214,321 million.

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 184

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended September 30, 2025, and December 31, 2024:

	As of September 30, 2025											
	Local Currency			Foreign Currency								
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	31,488,847	26,434,730	645	6,428,418	351,901	13,548	8,258	15,319	7,474	-	4,460
Non-financial assets	1,478,660	91,866	4,103	1,896,078	11,769	2,168	849	-	1,108	-	6
TOTAL ASSETS	**32,967,507**	**26,526,596**	**4,748**	**8,324,496**	**363,670**	**15,716**	**9,107**	**15,319**	**8,582**	**-**	**4,466**
Financial liabilities	37,066,130	6,842,080	397	14,252,648	556,715	13,880	971,953	256,761	12,658	-	97,291
Non-financial liabilities	1,590,362	73,826	102	1,791,639	1,902	27	2,311	773	73	-	1,211
TOTAL LIABILITIES	**38,656,492**	**6,915,906**	**499**	**16,044,287**	**558,617**	**13,907**	**974,264**	**257,534**	**12,731**	**-**	**98,502**

	As of December 31, 2024										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	32,445,561	26,137,667	315	6,027,163	229,978	15,389	5,025	84,687	1,557	-	4,473
Non-financial assets	1,619,261	126,631	11	1,755,230	3,489	201	736	316	1,235	-	8
TOTAL ASSETS	**34,064,822**	**26,264,298**	**326**	**7,782,393**	**233,467**	**15,590**	**5,761**	**85,003**	**2,792**	**-**	**4,481**
Financial liabilities	38,933,485	6,769,344	27	12,985,507	467,316	2,864	867,079	339,149	1,566	-	95,855
Non-financial liabilities	1,566,501	107,004	20	1,913,915	9,307	25	1,696	137	31	-	1,271
TOTAL LIABILITIES	**40,499,986**	**6,876,348**	**47**	**14,899,422**	**476,623**	**2,889**	**868,775**	**339,286**	**1,597**	**-**	**97,126**

The fair value of derivative instruments is shown in Chilean pesos and does not include their notional value.

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 185

NOTE 47 - RISK MANAGEMENT AND REPORTING General information For Banco Santander, risk management is the core of its business. The Bank's corporate governance continually optimizes its risk management and control system, based on the Basel Committee's principles, an integrated risk culture, a robust governance structure, and advanced tools, with the goal of ensuring responsible conduct in response to economic changes, customer demands, and legal regulations. The Board of Directors assumes ultimate responsibility in this area, including the approval of risk appetite, the regulatory framework, and the promotion of a consistent organizational culture. The Bank's risk management and control are based on the following principles, that consider both regulatory requirements and market best practices and must be applied at all times: 1. All employees are responsible for risk management and must know and understand the risks generated by their daily activities, avoiding taking risks whose impact is unknown or exceeding the limits of the Bank's risk appetite. 2. Senior management is involved, ensuring consistent risk management and control through its conduct, actions, and communications. Additionally, it will promote the risk culture, assessing its degree of implementation and ensuring that the profile remains within the levels defined in the Bank's risk appetite. 3. Independence of risk management and control functions. 4. An anticipatory and comprehensive approach to risk management and control across all businesses and types of risks. 5. Correct and complete information management that allows risks to be identified, evaluated, managed and communicated appropriately to the corresponding levels These principles, along with a series of interrelated tools and processes in its strategy, such as risk appetite, risk profile assessment, scenario analysis, and risk reporting framework, as well as annual budgeting processes, constitute a holistic control structure for the entire Bank. The Bank's risk classification enables effective risk management, control, and communication. Its corporate risk framework includes the following: • Credit risk: It is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty for whom Banco Santander Chile has financed or with whom it has assumed a contractual obligation. • Market risks: These arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk: which arises as a result of fluctuations in the exchange rate between currencies. - Fair value risk due to interest rate fluctuations: which arises as a result of fluctuations in market interest rates. - Price risk: which arises as a result of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all instruments traded in the market. - Inflation risk: which arises as a result of changes in inflation rates in Chile, the effect of which would apply primarily to financial instruments denominated in UF. • Liquidity risk: It is the risk of not having the necessary liquid financial resources to meet obligations when they mature, or of obtaining them only at a high cost. • Operational risk: It is the risk of loss due to inadequate or failed internal processes, employees, and systems, or due to external events. This includes legal risk and conduct risk. • Capital risk: It is the risk that the Bank has insufficient capital in quantity and/or quality to meet the minimum requirements for operating as a bank, meeting market expectations regarding its creditworthiness, and supporting the growth of its business and any strategies that may arise in accordance with its strategic plan. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 186

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Risk governance The Bank has a robust risk governance structure that pursues effective risk profile control, in accordance with the appetite defined by the Board of Directors and based on the distribution of roles among the three lines of defense and a solid committee structure. The Bank's three lines of defense model seeks to ensure effective risk management and control: First line: business lines and all other risk-generating functions constitute the first line of defense. These functions must ensure that the risks generated are aligned with the approved risk appetite and corresponding limits. Any unit that generates risk has primary responsibility for managing that risk. Second Line: the risks, compliance, and conduct functions. Their role is to independently oversee and challenge the risk management activities performed by the first line of defense. These functions ensure risk management in accordance with the appetite defined by the Board and promote a strong risk culture throughout the organization. Third Line: the Internal Audit function periodically assesses the appropriateness and effectiveness of policies, methodologies, and procedures for managing and controlling all risks. The risk, compliance, and internal audit functions enjoy an appropriate level of separation and independence and have direct access to the Board of Directors and its committees. The governance applied in the Bank must promote efficient governance structures that ensure the participation of all relevant functions. Governance must also be compatible with local-level functions and with coordinated management and supervision. The main objectives of risk governance are: → Enable effective and efficient risk decision-making. → Oversee risk control. → Ensure that risks are managed in accordance with the risk appetite defined by the Board. The governance structure must separate risk management and control, to achieve these objectives: → Governance reinforces the responsibility of the first line of defense in decision-making and ensures that all risk decisions have a formal approval process. → For the second line of defense, governance provides an overview of all risks, regardless of who manages or controls them. Risk government structure The risk governance structure meets legal and regulatory requirements, which is characterized by an efficient governance structure that ensures the participation of all relevant areas, promoting clear and effective decision-making and accountability. The responsibilities and membership of the most relevant committees within risk governance are: 1. Board of Directors: ultimately responsible for risk management and control. Its key responsibilities include approving the risk appetite and risk framework, and promoting a strong risk culture. To support the Board's management, there are five committees, which are established and amended according to the bank's needs. These committees report their activities to the Board periodically through meetings and subrogation schemes, statutes, formal minutes, and monitoring processes: the Directors and Audit Committee, the ALCO and Markets Committee, the Integral Risk Committee, the Appointments Committee, and the Compensation Committee. 2. Integral Risk Committee (IRC): is responsible for advising the Board of Directors on defining the risk appetite that business areas can assume, as well as overseeing the correct identification, measurement, and control of all risks that may affect the Bank. 3. Executive Risk Committee: responsible for risk management, in accordance with the powers delegated to it. This committee evaluates credit operations over a certain amount (operations of smaller amounts are evaluated by lower-level committees). 4. Risk Control Committee: responsible for risk control, determining whether businesses are managed in accordance with the risk appetite and providing a holistic view of all risks. This includes identifying and monitoring both current and emerging risks and their impact on the risk profile. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 187

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 5. Global Compliance Committee: responsible for overseeing the management of the risks to which the Bank is exposed, including regulatory compliance risk, conduct risk, money laundering and terrorist financing risk, and reputational risk. 6. Analysis and Resolution Committee (CAR): responsible for defining and monitoring compliance with the policies, standards, and general and specific objectives regarding the prevention of money laundering and terrorist financing, in accordance with local laws and regulations, as well as those of the Santander Group Risk assessment and identification The Bank evaluates at least once a year all the types of risk to which it is exposed, allowing it to define the level to which it is exposed in each of them through a systematic and objective process. Also, through a formal process, it reviews the evolution of each risk by analyzing qualitative and quantitative variables. The results are presented and discussed monthly at the highest management and supervisory levels. In parallel, emerging risks are surveyed every six months, a process in which a large part of the organization participates. This process identifies the main potential risks that could jeopardize strategic planning from a holistic perspective, allowing for a prioritization of these risks based on an assessment of their impact on results/capital and the probability of occurrence. It is important to highlight that this process allows new concerns to be identified and made visible in order to contain them. Key Risk Management and Control Processes It is important to note that each of these key processes has demanding standards, which reflect international best practices. → Planning. Planning is the process by which business objectives are established. It must include the formulation of the types and levels of risk that the business is able and willing to assume to achieve those objectives. → Identification. Risk identification is an essential component for effective risk management and control. All employees are responsible for identifying the risks within their scope of work. → Assessment. Once identified, risks must be assessed. → Decision-making and execution. Decisions are necessary to manage the business risk profile within the limits approved in the planning phase and to achieve business objectives. Strategic decisions are also necessary to manage material and emerging risks. → Monitoring plan performance. Regular monitoring of business performance and comparing it with approved plans is an essential daily activity. → Measures to correct deviations from the plan and information processes If the monitoring activity reveals deviations, or probable deviations, from performance beyond the approved ranges or alert levels, mitigation measures should be considered to return performance to acceptable levels. CREDIT RISK Credit risk is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty for whom the Bank has financed or with whom it has assumed a contractual obligation. It is our most significant risk, both in terms of exposure and capital consumption. Credit risk management The Bank's credit risk identification, analysis, decision-making, and control processes are based on a complete view of the credit risk cycle, including the transaction, the client, and the portfolio. Credit risk identification enables active management and effective portfolio control. We identify and classify external and internal risks in each business and adopt corrective and mitigating measures when necessary, through the following processes: 1. Planning: Planning allows us to establish business objectives and define specific action plans in line with our risk appetite statement. Commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. They determine commercial strategies, risk policies, resources, and infrastructure, ensuring a holistic view of the portfolios. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 188

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 2. Risk Assessment and Credit Rating Process: Credit approval criteria are generally based on a borrower's ability to meet his or her financial obligations. To determine this ability, we analyze the borrower's net cash flow or business income. Our credit quality assessment models are based on rating engines, which vary for each of our segments, which we monitor and compare to adjust the decisions and ratings we assign. 3. Scenario analysis: This allows for determining potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and implementing management strategies to avoid future deviations from established plans and objectives. 4. Monitoring: Holistic monitoring of all clients facilitates monitoring of credit quality and early detection of impacts on risk evolution. Regular monitoring of business performance and its comparison with pre-established plans are essential in credit risk management. Our monitoring function uses a system that helps establish monitoring levels, policies, and specific actions for each client. 5. Credit risk mitigation techniques: Credit approval criteria are based on determining the borrowers' ability to pay to meet their financial obligations, without relying on guarantors or pledged assets as collateral. These are always considered a second source of recovery in the event of the failure of the first, and are defined as a reinforcing measure added to a credit transaction in order to mitigate the loss in the event of default. 6. Recovery management: Recovery management defines a strategy based on the economic environment, business model, and other specificities of local recovery. Effective and efficient recovery management requires segmenting our clients based on their characteristics and using new digital channels that support sustainable value creation. The Board of Directors has delegated responsibility for credit risk management to the IRC and the Bank's risk departments, whose roles are summarized below: • Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit evaluation, risk rating, and reporting, documentation, and legal procedures in compliance with the Bank's regulatory, legal, and internal requirements. • Establishing the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by placing limits on the concentration of that risk in terms of individual debtors, debtor groups, industry segments, and countries. • Authorizations are assigned to the respective business unit officers (commercial, consumer, SME) for ongoing monitoring by Management. These limits are also reviewed periodically. Branch-level risk assessment teams regularly interact with clients; however, for large transactions, the parent company's risk teams, including the CIR, work directly with clients to assess credit risks and prepare credit applications. • Limit exposure concentrations to clients and counterparties, by geographic area, industry (for receivables or loans), and by issuer, credit rating, and liquidity (for investments). • Develop and maintain the Bank's risk classification, classifying risks according to the degree of exposure to financial loss faced by the respective financial instruments and focusing risk management specifically on the associated risks. • Review and assess credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks in excess of designated limits prior to approving loans to clients or prior to the acquisition of specific investments. Credit renewals and reviews are subject to similar processes. Risk assessment teams interact regularly with our clients. For larger transactions, risk teams work directly with clients to assess credit risks and prepare credit applications. Credit approval committees, which include risk and commercial staff, must ensure that each applicant meets the appropriate qualitative and quantitative parameters. The powers of each committee are defined by the Bank's Board of Directors. When preparing a credit application for a corporate client whose loans are approved on an individual basis, the Bank verifies several parameters such as debt service capacity (usually including projected cash flows), the client's financial history, and/or projections for the economic sector in which it operates. The risk division is closely involved in this process and prepares the client's credit application. All applications contain an analysis of the client's strengths and weaknesses, a rating, and a recommendation. Credit limits are not determined based on the client's outstanding balances, but rather on the direct and indirect credit risk of the financial group. For example, a corporation would be assessed along with its subsidiaries and affiliates. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 189

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Consumer loans are evaluated and approved by their respective risk divisions (individuals, SMEs). The evaluation process is based on an evaluation system known as Garra (Banco Santander-Chile), an automated process based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The loan application process is based on the collection of information to determine the client's financial situation and repayment capacity. The parameters used to evaluate the applicant's credit risk include several variables such as income level, length of current employment, debt indebtedness, and credit agency reports. In the case of investments in debt instruments, the Bank assesses the probability of default of the issuers or counterparties using internal and external assessments, such as those by risk assessors independent of the Bank. Furthermore, the Bank adheres to a strict and conservative policy that ensures that the issuers of its investments and counterparties in derivative transactions are of the highest reputation. Additionally, the Bank operates with several instruments that involve exposure to credit risk, which are not reflected in the Interim Consolidated Statements of Financial Position, such as, for example: guarantees and warranties, documentary letters of credit, guarantee notes and commitments to grant credits.. Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed client fails to meet their obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. Therefore, these transactions represent the same credit risk exposure as a regular loan. Documentary letters of credit are commitments documented by the Bank on behalf of the client. These commitments are secured by the traded goods they relate to and have a lower risk than direct borrowing. Guarantee bonds are contingent commitments that become effective only if the client fails to perform the work agreed upon with a third party, guaranteed by them. When it comes to credit commitments, the Bank is potentially exposed to losses equal to the total undrawn commitment. However, the probable loss is less than the total undrawn commitment. The Bank monitors the maturity period of credit lines because long- term commitments generally carry a higher credit risk than short-term commitments. Additional provisions Under FMC regulations, banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that could affect the macroeconomic environment or the situation of a specific economic sector. These provisions, in accordance with Chapter B-1, Section 9 of the FMC's CASB, will be reported as liabilities. The Bank's Board of Directors approved the constitution of additional voluntary provisions, which amount to Ch$179,098 million as of September 30, 2025, and December 31, 2024. Maximum exposure to credit risk For financial assets recognized in the Interim Consolidated Statements of Financial Position, the credit risk exposure is equal to their carrying amount. For financial guarantees granted, the maximum credit risk exposure is the maximum amount the Bank would have to pay if the guarantee were enforced. . Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 190

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The following is the distribution by financial asset of the Bank's maximum exposure to credit risk as of September 30, 2025, and December 31, 2024 without deducting collateral or credit enhancements received:

		As of September 30, 2025	As of December 31, 2024
		Amount of exposure	Amount of exposure
	Note	Ch$mn	Ch$mn
Deposits in banks	7	1,983,033	2,695,560
Cash in collection process	7	1,973,045	572,552
Financial assets held for trading at fair value through profit or loss	**8**		
Financial derivatives contracts		10,493,208	12,309,770
Debt instruments		583,742	329,327
Financial assets at fair value through other comprehensive income	**11**		
Debt instruments		3,478,215	2,687,485
Loans and receivables from clients		232,917	74,903
Financial derivative contracts for hedge accounting	12	408,424	843,628
Financial assets at amortized cost	**13**		
Rights under repurchase agreements		434,334	153,087
Debt instruments		5,494,359	5,176,005
Interbank loans		32,186	31,258
Loans and receivables from clients		39,640,137	40,078,240
Unrecognized loan/credit commitments:			
Letters of credit for goods movement transactions		237,937	308,407
Transactions related to contingent events		1,834,122	2,208,507
Immediately repayable unrestricted credit lines		10,879,786	10,352,459
Guarantees and sureties		592,887	365,932
Contingent loans linked to CAE		306	406
Other credit commitments		261,125	194,801
Total		**78,559,763**	**78,382,327**

According to the CASB, provisions for interbank loan,s and Loans and receivables from customers, and contingent operations are determined according to the criteria defined in chapters B-1 to B-3 of the CASB. Meanwhile, Loans and receivables from customers and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, their impairment is measured in accordance with Chapter 5.5 of IFRS 9. Impairment requirements do not apply to debt instruments measured at fair value through profit or loss. In the case of derivatives, the adjustment that reflects the counterparty credit risk (CVA) is included in their fair value. CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loans (Interbank and Loans and receivables from customers) and contingent loans is set out in Note 2 of accounting principles, letter q). The methodology used to calculate provisions for Loans and accounts receivable from customers and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, is described in Note 2, letter r). Information related to the concentration of credit risk is provided in Note 13, letters k, m and n.

For derivative instruments, as of September 30, 2025, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was MMUS$1,975.12, or 3%% of assets. The exposure to equivalent credit risk for derivative instruments, which is calculated as the net replacement value plus the maximum potential value, considering cash collateral, which mitigates the exposure, for our exposure to those countries rated above 1, is as follows:

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 191

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of September 30, 2025 , the exposure to derivative instruments considering thier fair value is as follows:

		Derivative instruments (Market-adjusted)	Deposits	Loans	Financial Investments	Total exposure
Domestic Loans	Ranking	US$ Million	US$ Million	US$ Million	US$ Million	US$ Million
Hong Kong	2	-	-	-	-	-
México	3	2	-	-	-	2
China	2	-	-	44	-	44
Italia	2	-	1	-	-	1
Total		2	1	44	-	47

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market-adjusted)	Deposits	Loans	Financial investments	Total exposure
			en MMUS$				
Banco Santander S.A.	España	1	206	40	-	-	246

(*) We include our exposure to Santander Hong Kong, BSCH Spain, and Santander NY as exposure to Spain.

Recognition and measurement of credit risk provisions

The Bank segments loans and contingent loans by borrower type and loan type, to a level appropriate for the application of the models.

The provisions required to cover loans, debt instruments, and contingent loan exposure are calculated and recorded monthly, based on the valuation models used and the type of transaction.

Provisions related to loans and receivables from customers/debt instruments measured at amortized cost and loans and receivables from customers at fair value through other comprehensive income are accounted as valuation accounts into respective items, and reporting net in the Consolidated Statement of Financial Position. Additional provisions and contingent loans provisions are reported as liabilities, in accordance with the FMC's directions.

Provisions for financial assets at fair value through other comprehensive income are presented in Note No. 11, provisions for financial assets at amortized cost are presented in Note No. 13, and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note No. 26.

Below is a summary of the financial assets and contingent loan exposure, subject to credit risk, and their respective provisions according to CASB standards (B1 to B3) as of September 30, 2025 and December 31, 2024:

As of September 30, 2025 (**) Ch$mn	Financial assets before provisions					Established provisions					
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Deductible FOGAPE Covid-19 guarantees
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	32,230	-	-	-	-	44	-	-	-	-	-
Commercial loans	10,112,400	5,011,369	1,273,214	686,221	516,944	135,337	75,327	61,900	227,554	195,023	2,713
Mortgage loans	-	16,403,729	-	-	1,050,577	-	34,949	-	-	150,241	-
Consumer loans	-	5,594,682	-	-	306,912	-	249,560	-	-	183,307	-
Contingent loan exposure	1,893,185	916,596	166,833	8,822	14,365	17,323	27,666	4,605	4,176	8,063	-

** For further details see Note 13 letter c, d and e.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 192

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of December 31, 2024 (**) Ch$mn	Financial assets before provisions					Established provisions					Deductible FOGAPE Covid-19 guarantees
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	31,283	-	-	-	-	25	-	-	-	-	-
Commercial loans	10,500,733	4,826,859	1,196,668	785,008	511,886	127,450	72,871	37,889	272,648	190,263	4,310
Mortgage loans	-	16,617,011	-	-	942,758	-	34,462	-	-	126,709	-
Consumer loans	-	5,606,872	-	-	304,766	-	168,211	-	-	179,508	-
Contingent loan exposure	1,767,601	956,494	102,317	9,480	14,603	16,725	8,221	5,498	4,901	9,417	-

** For further details see Note 13 letter c, d and e.

Below is a summary of the provisions established to financial assets at fair value through OCI for which the provision is determined in accordance with IFRS 9:

	As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Debt instruments at amortized cost	1,138	1,074
Repurchase agreements and securities lending	103	48
Debt instruments at fair value with changes in other comprehensive income	651	415
Loans and receivables at fair value with changes in other comprehensive income	668	1,141
Total	**2,560**	**2,678**

As of September 30, 2025 and December 31, 2024, the debt instrument portfolios include mainly instruments from the Chilean Central Bank and the General Treasury of the Republic, whose risk has been classified as low (without a significant increase in credit risk). A description of the IFRS 9 model applied to determine these provisions is found in Note 2, letter r). As of September 30, 2025 and December 31, 2024, the loans and receivables measured at fair value through other comprehensive income are high credit quality assets with assessed individually.

Defaulted loans

The defaulted loan portfolio includes debtors and their loans whose recovery is considered remote, as they show a deteriorated or non-existent payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified as non-performing (C1 to C6).

	As of September 30, 2025		As of December 31, 2024	
	Financial assets	Provisions	Financial assets	Provisions
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	-	-	-	-
Commercial loans	1,203,165	422,577	1,296,894	462,911
Mortgage loans	1,050,577	150,241	942,758	126,709
Consumer loans	306,912	183,307	304,766	179,508
Contingent loan exposure	23,187	12,239	24,083	14,318
Total	**2,583,841**	**768,364**	**2,568,501**	**783,446**

Under the IFRS 9 model, the Bank presumes default when an asset is overdue for 90 days or more. As of the date of these financial statements, debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not in default .

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 193

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Individual/Group Group assessments are suitable for addressing a large number of transactions with low individual amounts, involving individuals or small businesses. The Bank groups borrowers with similar credit risk characteristics, assigning each group a specific probability of default and a recovery percentage based on a substantiated historical analysis. For this purposes, the Bank implemented the standard model for housing and commercial loans, and an internal model for consumer loans. IFRS 9 establishes the recognition of lifetime expected credit losses when significant increases in credit risk are observed since initial recognition. In that context, a collective assessment may be required, as the increase in credit risk may become more evident before the financial assets becomes nonperforming, depending on the nature and information available for the financial assets. This is always based on the assumption that the information is available without cost or effort. Impaired loans The impaired loan portfolio includes defaulted loans (C1 to C6), plus loans B3 and B4, in the case of individual assessments. As of September 30, 2025 and December 31, 2024, the impaired loan portfolio amounts to Ch$2,813,387 million and Ch$2,523,808 million, respectively. IFRS 9 defines an asset as credit-impaired when one or more events have occurred that have a negative impact on estimated future cash flows, evidenced by the issuer's financial difficulties, default, bankruptcy or financial reorganization, disappearance from an active market, among others. Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not credit impaired. Write-off Write-offs must be made when contractual rights to cash flows expire. A write-off constitutes a derecognition event from balance sheet and include the unpaid portion in the case of installment loans (no partial write-off). Additional circumstances could lead the write-off of a loan: when the Bank concludes that it will not obtain any cash flows, or there is no enforceable title, when the collection demand actions expire, or when the deadlines defined by the FMC are reached (see Note 2, letter q). As of September 30, 2025 and December 31, 2024, the written-off loans amounted to Ch$555,890 million and Ch$302,814,814 million, respectively. IFRS 9 establishes that a write-off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part. A write-off constitutes a derecognition. Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income do not include any written-off instruments/transactions. Reconciliation of provisions and loans The reconciliation between the opening and closing balances of provisions for financial assets measured at amortized cost and for contingent loans are presented in Note 13 letters f, g, h, i and j. The reconciliation between the opening and closing balances of provisions for financial assets measured at fair value with changes in other comprehensive income is presented in Note No. 11. The reconciliation of Interbank loans, commercial loans, mortgage loans, consumer loans, and exposure to contingent loans as of September 30, 2025, and December 31, 2024 is presented below: Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 194

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2025	**31,283**	**-**	**-**	**-**	**-**	**31,283**
Change in measurement without portfolio reclassifying during the period	1	-	-	-	-	**1**
Change due to portfolio reclassification	-	-	-	-	-	**-**
New loans originated	142,731	-	-	-	-	**142,731**
New loans due to translation from contingent to loans	-	-	-	-	-	**-**
Loan payments	(140,212)	-	-	-	-	**(140,212)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	(1,573)	-	-	-	-	**(1,573)**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of September 30, 2025	**32,230**	**-**	**-**	**-**	**-**	**32,230**

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**68,440**	**-**	**-**	**-**	**-**	**68,440**
Change in measurement without portfolio reclassifying during the period	13	-	-	-	-	**13**
Change due to portfolio reclassification	-	-	-	-	-	**-**
New loans originated	106,474	-	-	-	-	**106,474**
New loans due to translation from contingent to loans	-	-	-	-	-	**-**
Loan payments	(146,221)	-	-	-	-	**(146,221)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	2,577	-	-	-	-	**2,577**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of December 31, 2024	**31,283**	**-**	**-**	**-**	**-**	**31,283**

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2025	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**
Change in measurement without portfolio reclassifying during the period	321,793	257,817	7,295	294,399	258,963	**1,140,267**
Change due to portfolio reclassification	(213,550)	(181,027)	204,759	44,010	145,808	**-**
New loans originated	12,919,196	1,538,016	-	-	-	**14,457,212**
New loans due to translation from contingent to loans	27,243	40,929	-	-	-	**68,172**
Sale or transfer of loans	(30,812)	-	-	-	-	**(30,812)**
Purchase or acquisition of assets	-	-	-	-	-	**-**
Loan payments	(13,317,830)	(1,468,433)	(119,870)	(285,512)	(289,176)	**(15,480,821)**
Provision application for charge-offs	-	-	-	(144,635)	(110,298)	**(254,933)**
Exchange rate difference	(94,373)	(2,792)	(15,638)	(7,049)	(239)	**(120,091)**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of September 30, 2025	**10,112,400**	**5,011,369**	**1,273,214**	**686,221**	**516,944**	**17,600,148**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 195

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**
Change in measurement without portfolio reclassifying during the period	563,214	373,811	18,451	9,324	79,424	**1,044,224**
Change due to portfolio reclassification	(160,228)	(285,924)	180,335	66,715	199,102	-
New loans originated	17,225,782	2,291,436	-	-	-	**19,517,218**
New loans due to translation from contingent to loans	40,717	52,923	-	-	-	**93,640**
Sale or transfer of loans	(190,287)	-	-	-	-	**(190,287)**
Purchase or acquisition of assets	-	2,188	-	-	-	**2,188**
Loan payments	(18,402,689)	(2,486,019)	71,261	(167,713)	(332,631)	**(21,317,791)**
Provision application for charge-offs	-	-	-	112,903	124,762	**237,665**
Exchange rate difference	407,378	10,998	(82,244)	25,732	776	**362,640**
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2025	-	**16,617,011**	-	**942,758**	**17,559,769**
Change in measurement without portfolio reclassifying during the period	-	204,059	-	105,318	**309,377**
Change due to portfolio reclassification	-	(154,437)	-	154,437	-
New loans originated	-	569,231	-	-	**569,231**
Sale or transfer of loans	-	-	-	-	-
Purchase or acquisition of assets	-	-	-	-	-
Loan payments	-	(832,135)	-	(107,661)	**(939,796)**
Provision application for charge-offs	-	-	-	(44,275)	**(44,275)**
Exchange rate difference	-	-	-	-	-
Other changes in provisions	-	-	-	-	-
Balance as of September 30, 2025	-	**16,403,729**	-	**1,050,577**	**17,454,306**

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	-	**16,437,939**	-	**635,500**	**17,073,439**
Change in measurement without portfolio reclassifying during the period	-	385,730	-	118,128	**503,858**
Change due to portfolio reclassification	-	(348,207)	-	348,207	-
New loans originated	-	1,339,915	-	-	**1,339,915**
Sale or transfer of loans	-	(79,627)	-	-	**(79,627)**
Purchase or acquisition of assets	-	-	-	-	-
Loan payments	-	(1,118,739)	-	(202,877)	**(1,321,616)**
Provision application for charge-offs	-	-	-	43,800	**43,800**
Exchange rate difference	-	-	-	-	-
Other changes in provisions	-	-	-	-	-
Balance as of December 31, 2024	-	**16,617,011**	-	**942,758**	**17,559,769**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 196

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2025	-	**5,606,872**	-	**304,766**	**5,911,638**
Change in measurement without portfolio reclassifying during the period	-	2,314,532	-	81,516	**2,396,048**
Change due to portfolio reclassification	-	(267,576)	-	267,576	-
New loans originated	-	1,979,294	-	-	**1,979,294**
New loans due to translation from contingent to loans	-	443,830	-	-	**443,830**
Sale or transfer of loans	-	-	-	-	-
Purchase or acquisition of assets	-	-	-	-	-
Loan payments	-	(4,479,457)	-	(90,254)	**(4,569,711)**
Provision application for charge-offs	-	-	-	(256,692)	**(256,692)**
Exchange rate difference	-	(2,813)	-		**(2,813)**
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of September 30, 2025	-	**5,594,682**	-	**306,912**	**5,901,594**

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	-	**5,322,350**	-	**276,000**	**5,598,350**
Change in measurement without portfolio reclassifying during the period	-	3,253,048	-	91,567	**3,344,615**
Change due to portfolio reclassification	-	(357,569)	-	357,569	-
New loans originated	-	3,749,560	-	-	**3,749,560**
New loans due to translation from contingent to loans	-	623,916	-	-	**623,916**
Sale or transfer of loans	-	(20,019)	-	-	**(20,019)**
Purchase or acquisition of assets	-	62,098	-	-	**62,098**
Loan payments	-	(7,037,526)	-	(773,785)	**(7,811,311)**
Provision application for charge-offs	-	-	-	353,415	**353,415**
Exchange rate difference	-	11,014	-	-	**11,014**
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of December 31, 2024	-	**5,606,872**	-	**304,766**	**5,911,638**

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2025	**1,767,601**	**956,494**	**102,317**	**9,480**	**14,603**	**2,850,495**
Change in measurement without portfolio reclassifying during the period	142,794	205,668	388	1,037	9,284	**359,171**
Change due to portfolio reclassification	530	(958)	(1,146)	616	958	-
New loans originated	1,051,508	137,477	-	-	-	**1,188,985**
New loans due to translation from contingent to effective loans	(41)	-	-	-	-	**(41)**
Loan payments	(1,037,870)	(274,713)	67,614	(2,303)	(10,317)	**(1,257,589)**
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(31,337)	(107,372)	(2,340)	(8)	(163)	**(141,220)**
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of September 30, 2025	**1,893,185**	**916,596**	**166,833**	**8,822**	**14,365**	**2,999,801**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 197

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**1,636,590**	**971,496**	**73,518**	**8,429**	**11,492**	**2,701,525**
Change in measurement without portfolio reclassifying during the period	24,395	(230,788)	(201)	349	1,734	**(204,511)**
Change due to portfolio reclassification	(37,634)	(15,259)	31,638	9,301	11,954	**-**
New loans originated	1,728,927	274,840	-	-	-	**2,003,767**
New loans due to translation from contingent to loans	(118)	13,296	6	116	724	**14,024**
Loan payments	(1,718,175)	(447,414)	(8,193)	(8,800)	(11,891)	**(2,194,473)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	133,616	390,323	5,549	85	590	**530,163**
Other changes in provisions (if applicable)	-	-	-	-	-	**-**
Balance as of December 31, 2024	**1,767,601**	**956,494**	**102,317**	**9,480**	**14,603**	**2,850,495**

The normal portfolio encompass debtors whose payment capacity allows them to meet their obligations and commitments, and this is not expected to change. When a debtor experiences financial difficulties or a significant deterioration in its payment capacity, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the client is classified in the substandard portfolio. A client will be classified in the defaulted portfolio if the probability of credit recovery is considered remote, as it payment capacity is deteriorated or nonexistent.

The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortized cost as of September 30, 2025, and December 31, 2024, are presented below:

A. Financial assets at fair value through other comprehensive income

Debt financial instruments	Phase 1 Ch$mn
Balance as of January 1, 2025	**2,687,485**
Purchases of debt instruments	5,270,592
Sales and maturities	(4,545,085)
Changes in measurement of financial assets	65,223
Balance as of September 30, 2025	**3,478,215**

Debt financial instruments	Phase 1 Ch$mn
Balance as of January 1, 2024	**4,536,025**
Purchases of debt instruments	15,287,999
Sales and maturities	(17,299,536)
Changes in measurement of financial assets	162,997
Balance as of December 31, 2024	**2,687,485**

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balance as of January 1, 2025	**56,146**	**-**	**-**	**56,146**
New loans originated	44,500	-	-	**44,500**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	(17,770)	17,770	-	**-**
Transfer to phase 3	-	-	-	**-**
Sales and maturities	(653)	-	-	**(653)**
Changes in measurement of financial assets	(1,800)	809	-	**(991)**
Balance as of September 30, 2025	**80,423**	**18,579**	**-**	**99,002**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 198

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 105,382 – – 105,382 New loans originated 36,909 – – 36,909 Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – Sales and maturities (89,808) – – (89,808) Changes in measurement of financial assets 3,663 – – 3,663 Balance as of December 31, 2024 56,146 – – 56,146 Consumer loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 19,921 – – 19,921 New loans originated 152,705 – – 152,705 Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – Sales and maturities (19,109) – – (19,109) Changes in measurement of financial assets (18,796) – – (18,796) Balance as of September 30, 2025 134,721 – – 134,721 Consumer loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 – – – – New loans originated 21,060 – – 21,060 Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – Sales and maturities – – – – Changes in measurement of financial assets (1,139) – – (1,139) Balance as of December 31, 2024 19,921 – – 19,921 B. Debt instruments at amortized cost Debt financial instruments Phase 1 Debt financial instruments Phase 1 Ch$mn Ch$mn Balance as of January 1, 2025 5,177,079 Balance as of January 1, 2024 8,178,624 Purchases of debt instruments 133,181 Purchases of debt instruments 5,945,707 Sales and maturities — Sales and maturities (7,670,448) Changes in measurement of financial assets 185,237 Changes in measurement of financial assets (1,276,804) Balance as of September 30, 2025 5,495,497 Balance as of December 31, 2024 5,177,079 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 199

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Guarantees and credit enhancements

Maximum exposure to credit risk is, in some cases, reduced by collateral, credit enhancements, and other actions that mitigate the Bank's exposure. Based on this, guarantees are a necessary but insufficient instrument in granting loans; therefore, the Bank's risk acceptance requires verification of other variables or parameters, such the payment capacity or generation of resources to mitigate the risk incurred.

The procedures for management and valuation of guarantees are included in the internal risk management policy. These policies establish the basic principles for credit risk management, and the management over guarantees received in operations with clients. In this regard, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow credit recovery when the debtor's circumstances prevent him from meeting his obligations.

The collateral valuation procedures are consistent with market best practices, which involve the use of appraisals for real estate guarantees, market value for stock market securities, the value of investment fund shares, etc. All received guarantees must be properly instrumented and appropriately registered, as well as have the approval of the Bank's legal divisions.

The Bank also has rating tools that allow ranking the credit quality of transactions or clients. The Bank historical databases, store internally generated information, that allow to study the probability of variation. Rating tools consider client segment analyzed (commercial, consumer, SME, etc.).

The maximum exposure to credit risk by type of loans, the associated collateral and the net exposure to credit risk as of September 30, 2025, and December 31, 2024 are presented below:

	As of September 30, 2025				As of December 31, 2024			
	Maximum credit risk exposure	Guarantee	Net exposure	Allowance	Maximum credit risk exposure	Guarantee	Net exposure	Allowance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	32,230	2	**32,228**	44	31,283	11	**31,272**	25
Commercial loans	17,600,148	9,904,401	**7,695,747**	697,854	17,821,154	10,014,312	**7,806,842**	705,431
Residential Mortgage loans	17,454,306	16,074,588	**1,379,718**	185,190	17,559,769	17,367,966	**191,803**	161,171
Consumer loans	5,901,594	486,851	**5,414,743**	432,867	5,911,638	558,906	**5,352,732**	347,719
Contingent loans exposure	2,999,801	388,565	**2,611,236**	61,833	2,850,495	467,467	**2,383,028**	44,762
Total	**43,988,079**	**26,854,407**	**17,133,672**	**1,377,788**	**44,174,339**	**28,408,662**	**15,765,677**	**1,259,108**

Mortgage loans, by their nature, are secured by the property underlying the transaction, meaning that the property acquired by the customer guarantees the loan. When the Bank is required to take possession of or foreclose on a property, it is recorded as an "Asset received or awarded in lieu of payment," and the loan and its allowance are derecognized. The asset received is recorded at the lower of its carrying amount and its fair value (appraisal) less costs to sell, in accordance with IFRS 5, and is classified as held for sale. Once a loan has been derecognized, there are no further collection or enforcement activities.

The following are the impaired and non-impaired financial assets that have associated guarantees, collateral or credit enhancements in favor of the Bank as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Non-impaired financial assets		
Properties/mortgages	26,202,961	27,463,548
Investments and others	11,121,515	11,083,172
Impaired financial assets		
Properties/mortgages	3,147,908	3,162,938
Investments and others	334,911	354,348
Total	**40,807,295**	**42,064,006**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 200

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Financial derivative transactions are guaranteed by collateral agreements, which are deposited or transferred by one third party on behalf of another. These can be in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Based on this, the net balance per counterparty is determined, and based on agreed-upon parameters, it is determined whether a collateral should be deposited or collected. Credit limits for borrowers related to the Bank’s ownership or management In accordance with Article 84 No. 2 of the General Banking Law and UCBR 12-4, the total amount of credit granted to a group of related parties may not exceed 5% of the Bank’s regulatory capital. This limit increases to 25 percent if the portion exceeding 5 percent consists of loans secured by collateral. In no case may the total of such credits granted by a bank exceed the amount of its regulatory capital. These loans may not be granted under more favorable conditions in terms of maturity, interest rates, or collateral than those offered to third parties in similar transactions. A relationship with the Bank occurs when they have a direct, indirect, or third-party participation in the Bank's ownership, participate in the management, or are presumed to exist until sufficient evidence is presented to eliminate that presumption. It will be understood that all natural and legal persons who can exert significant and permanent influence on the decisions of the other form the same group of persons related to the Bank, where there is a presumption that the credits granted to one person will be used for the benefit of another or a well-founded presumption that the persons maintain a relationship and form a unit of economic interest. Companies related to a Bank include subsidiaries, support companies, and affiliates. Legal guarantees include guarantees on tangible personal or real property, real estate, or any other property that can legitimately be accepted as collateral. On September 30, 2025, and December 31, 2024, the credit limit for debtors related to the ownership or management of the Bank according to article 84 No. 2 of the GBL and Chapter 12-4 of the UCBR are as follows:   As of September 30, 2025 As of December 31, 2024   % Ch$mn % Ch$mn Overall limit to related parties 7% 496,004 7% 487,292 Regulatory capital 7,085,778 6,961,316 MARKET RISK Market risk arises as a result of market activity involving financial instruments whose value may be affected by fluctuations in market conditions and reflected in assets/liabilities changes and financial risk factors. The objective of market risk management is to manage and control exposure to market risk within acceptable parameters. There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation. • Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet. • Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated. • Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet. • Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 201

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Market risk management The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO. The Integral Risk Committee also reviews the principal market risks. The Financial and Capital Management areas, as part of the Financial Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division: i. To optimize the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short- and long-term regulatory liquidity limits. iii. Inflation risk management and exposure. iv. To manage local and foreign currency rate risk. v. Capital adequacy and requirements. Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars. The Bank's internal management for measuring market risk is mainly based on analyzing the management of the following three components: • Trading portfolio. • Local currency financial management portfolio. • Foreign currency financial management portfolio. The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. The Financial Management's portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio. The roles that concern the trading portfolio comprise the following: i. applying Value-at-Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits, iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department. The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. Market risk – Trading portfolio The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio. The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading. This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds. At the end of the year, the trading portfolio did not contain investments in equity. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 202

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a predetermined historical period. From that information, the maximum loss is inferred with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer on a given portfolio with the 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time. The Bank does not calculate three separate VaRs. Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type. The VaR program performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities). Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data. Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor. Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points. As a result, the higher of the two VaRs is reported. The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place. Limitations of the VaR model In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario. Furthermore, the VaR methodology should be interpreted considering the following limitations: • Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements. • The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used; • A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day; • The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day; • The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and • The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses. As of September 30, 2025, and December 31, 2024, the Bank did not exceed the VaR limits of the trading portfolio’s, considering the three components: fixed-income, equity, and foreign currency investments. The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days. At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio. As of September 30, 2025, and December 31, 2024, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 203

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The high, low and average levels for each component and each year were as follows:

VAR	As of September 30,	
	2025	2024
	US$mn	US$mn
Consolidated		
High	2.82	4.85
Low	1.53	1.94
Average	2.02	3.32
Fixed income investments		
High	2.09	4.85
Low	1.09	1.92
Average	1.58	3.03
Variable income investments		
High	–	–
Low	–	–
Average	–	–
Foreign currency investments		
High	2.75	2.85
Low	0.75	0.15
Average	1.53	1.52

Market risk – Local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions.

The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula:

Bounded limit = square root of a2 + b2 + 2ab, in which:

a: limit in national currency.

b: limit in foreign currency.

Since it is assumed that the correlation is 0. 2ab = 0.

Limitations of sensitivity models

The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The scenario simulation assumes that the volumes remain on the Bank's Interim Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 204

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

- This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities.
- The model does not consider the sensitivity of volumes resulting from changes in interest rates.

Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected.

Market Risk - Financial Management Portfolio as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025		As of December 31, 2024	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in Ch$mn)				
Loss limit	175,196	370,271	138,957	373,566
High	9,968	186,784	49,174	170,622
Low	(9,789)	117,014	482	87,335
Average	2,689	144,041	20,482	136,617
Financial management portfolio - foreign currency (in US$ million)				
Loss limit	43,274	190,824	178,937	198,819
High	9,586	68,145	13,104	61,137
Low	—	47,615	442	47,615
Average	1,670	55,685	5,169	53,651
Financial management portfolio - consolidated (in Ch$mn)				
Loss limit	175,196	370,271	138,957	373,566
High	27,182	357,867	46,970	357,867
Low	—	279,778	—	279,293
Average	12,224	319,759	19,678	311,333

Inflation risk

The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.

Market Risk items and their measurement

Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardized Basis.

The following risks will determine Market Risk Exposure:

- Interest Rate Risk.
- Foreign exchange Risk.
- Readjustment (Inflation) Risk.
- Currency Options Risk.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 205

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of total net interest income and readjustment income plus interest rate sensitive fees: As of September 30, 2025 As of December 31, 2024 Ch$mn Ch$mn Market risk of the trading book Exposure to interest rate risk 596,979 459,161 Exposure to foreign currency risk 12,435 13,931 Exposure to foreign currency options 2,412 4,284 Total exposure of the trading portfolio 611,826 477,376 10% of Risk Weighted Assets (RWA) 764,875 596,720 Subtotal 1,376,701 1,074,096 Limit = Regulatory capital 7,085,778 6,961,316 Available margin 5,709,077 5,887,220 Short-term exposure to interest rate risk 96,649 95,219 Exposure to readjustment (inflation) risk 141,868 149,306 Short-term risk of the banking book 238,517 258,632 Limit = 55% of total net interest income + fees sensitive to interest rates 1,016,605 909,152 Available margin 778,088 650,520 Long-term exposure to interest rate risk 720,678 697,405 Limit = 35% of regulatory capital 2,480,022 2,436,461 Available margin 1,759,344 1,739,056 To fulfill its functions, the Integral Risk Committee works directly with the Bank's control and risk departments whose joint objectives include: • Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks; • ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy; • ensure the integration, control and management of all the Bank's risks; • execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics; • develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes; • identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and • manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base. To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss for each portfolio and/or investments; assign loss factors to new operations (rating and scoring); measure the risk values of portfolios and/or investments based on different scenarios through historical simulations; establish limits on potential losses based on the different risks incurred; determine the possible impacts of structural risks on the Bank's Interim Consolidated Statements of Financial Position; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 206

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms. Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation. The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding while complying with internal liquidity regulatory requirements. The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to meet all structural liquidity needs. Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity. This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk. Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities. The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks. Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure. The Bank monitors its liquidity position daily, determining future inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions. The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect at all times. Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors. At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level. Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups: • Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations. • Liquidity Management Tools, known as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions. • Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan. The Market Risk Area establishes and updates the Bank’s Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 207

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis.

In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits.

If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees.

Liquidity risk measurement and control

1. Maturity mismatches subject to regulatory limits

The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times.

2. Monitoring indicators and liquidity ratios subject to regulatory limits

An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Tier 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury.

HQLA	As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Tier 1: cash and cash equivalents	1,720,316	2,416,812
Tier 1: fixed income	5,587,495	7,241,318
Tier 2: fixed income	3,499	4,517
Total	**7,311,310**	**9,662,647**

3. Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Chilean banks were required, starting in 2019, to meet a minimum level of 60%, which was to gradually increase to 100% by 2022. For the 2025 fiscal year, a minimum level of 100% continues to be mandated.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Liquidity coverage ratio	As of September 30, 2025 %	As of December 31, 2024 %
LCR	165	191

Banco Santander-Chile's LCR indicator was well above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 208

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

4. Net Stable Funding Ratio (NSFR)

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank and the FMC established a minimum NSFR level of 60% for 2022, increasing to 100% by 2026.

Net stable funding ratio	As of September 30, 2025	As of December 31, 2024
	%	%
NSFR	111	106

5. Information on liquidity position per the requirements of the Central Bank of Chile

i.Maturity mismatches

The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernized liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive.
- Second time frame: between 8 days and 15 days inclusive.
- Third time frame: between 16 and 30 days inclusive.

	As of September 30, 2025					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	3,367,899	1,496,884	2,355,255	3,365,264	1,496,884	2,355,255
Cash flow payable (liabilities) and expenses	3,831,748	2,193,940	2,398,726	3,827,374	2,193,940	2,398,726
Mismatch	**(463,849)**	**(697,056)**	**(43,471)**	**(462,110)**	**(697,056)**	**(43,471)**
Mismatch subject to limits			(1,204,376)			(1,202,637)
Limits:						
1 time capital			4,592,379			4,707,468
Available margin			3,388,003			3,504,831
% Used			26 %			26 %

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 209

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of December 31, 2024					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	2,471,457	1,642,561	1,834,873	2,468,737	1,642,561	1,834,873
Cash flow payable (liabilities) and expenses	2,127,447	2,481,618	2,058,265	2,111,033	2,481,618	2,058,265
Mismatch	**344,010**	**(839,057)**	**(223,392)**	**357,704**	**(839,057)**	**(223,392)**
Mismatch subject to limits			(718,439)			(704,745)
Limits:						
1 time capital			4,292,440			4,396,833
Available margin			3,574,001			3,692,088
% Used			17 %			16 %

ii. Composition of funding sources

The main sources of third-party funding are as follows:

Main sources of funding	As of September 30, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Deposits and other demand liabilities	13,104,053	14,260,609
Time deposits and other term equivalents	16,252,367	17,098,625
Interbank borrowing	3,991,709	4,337,947
Debt and regulatory capital instruments issued	10,447,129	10,737,354
Total	**43,795,258**	**46,434,535**

The Chilean Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes.

As of September 30, 2025, and December 31, 2024, the Central Bank required the Bank to maintain a technical reserve of Ch$0 for both periods.

The volume and composition of liquid assets are presented in item 2 above.

The liquidity coverage ratio is presented in item 3 above.

6. Maturity analysis of financial liabilities

The remaining contractual maturities of financial liabilities are provided in Note 45.

The liquidity management inherent in derivative and non-derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity. To this end, a high level of liquid assets is maintained, and the level of expected short-term income and expenditure is monitored daily, thus avoiding high concentrations of maturities. On the other hand, a very diversified funding matrix is maintained, both across product types and customer types.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 210

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non-strategic. Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialized, ensuring that risk management priorities are properly established. Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases: • strategy and planning; • identification, assessment and monitoring of risks and internal controls; • implementation and monitoring of mitigation measures; • availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: • Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as the regulatory impact on customers and/or services). This information: - allows root-cause analysis; - raises awareness of risks; - enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy; - facilitates regulatory reporting; • Self-assessment of operational risks and controls. A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgment and experience of a panel of experts from each function. The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable. This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non- compliance. • External events database. This involves quantitative and qualitative information of external operational risk events. The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self-assessment exercises and scenario analysis. • Analysis of operational risk scenarios. Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 211

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued • A statement establishing the Bank's commitment to controlling and limiting non-financial risk events that lead to or could lead to financial losses; fraud events; operational and technological incidents; legal and regulatory breaches; conduct issues, or reputational damage. Although a certain volume of losses is expected, unexpected high-severity losses due to a failure of controls are not acceptable. • Internal audit, external audit and regulators' recommendations. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes. • Capital model. This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite. • Other specific tools to further analyze and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk program's perimeter and quality review processes. The Bank's operational risk management and reporting system support programs and tools focusing on governance, risk and compliance. It provides information for management and reporting and helps improve decision-making in operational risk management by consolidating information, simplifying the process, and avoiding duplication. Operational continuity plan Digital transformation is revolutionizing the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers. The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability. One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident. This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability. Its main objectives are: • To protect the integrity of people in a contingency situation. • To ensure that core functions are performed, and the impact on service delivery to our customers is minimized in contingency events. • To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. • To comply with regulatory obligations and requirements. • To minimize the entity's potential financial losses and impact on the business. • To protect the brand image, credibility and trust in the entity. • To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. • To contribute to stabilizing the financial system. The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 212

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information. Business transformation and digitalization bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We improved control mechanisms and designed new products to mitigate these risks. Strong authentication processes in the customer enrollment process and the reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud. In the case of cards, the use of chip and PIN cards in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti-skimming elements, as well as improvements in the logical security of these devices. In the case of Internet banking, verification of online banking transactions with a second security factor of one-time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to prevent attacks on the systems, among others. Cybersecurity Cybersecurity threats are expected to increase. The financial sector is expected to be one of the main targets. With the increased reliance on digital systems, cybersecurity is one of the main non-financial business risks. Therefore, our goal is to make the Bank a cyber-resilient organization that can quickly resist, detect, and respond to cyber-attacks by constantly evolving and improving its defenses. In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices. Outsourcing of services In order to be consistent with our digitization strategy, the Bank aspires to present its customers with the best solutions and products on the market. This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services. In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third-party procurement are properly assessed and managed. The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that: • They have an appropriate control environment, depending on the level of risk of their service. • Business continuity plans are in place to ensure service delivery in case of disruptive events. • They have controls to protect sensitive information processed during the delivery of their services. • Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations. • There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity. Insurance To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 213

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Exposure to net loss, gross loss and gross loss recovery due to operational risk event As of September 30, 2025 As of December 31, 2024 Ch$mn Ch$mn Gross loss and expenses for operational risk events in the period Internal fraud 722 3,153 External fraud 30,526 33,786 Labor practices and business security 3,444 7,129 Clients, products and business practices 484 809 Damage to physical assets 119 347 Business interruption and system failures 89 290 Execution, delivery and process management 3,816 6,505 Subtotal 39,200 52,019 Expense recoveries for operational risk events in the period Internal fraud (657) (1,720) External fraud (5,959) (27,586) Labor practices and business security (461) (2,160) Clients, products and business practices (91) (250) Damage to physical assets - (2) Business interruption and system failures (5) (112) Execution, delivery and process management (2,177) (1,555) Subtotal (9,350) (33,385) Net loss from operational risk events 29,850 18,634 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 214

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS General Information The Bank provides information on the objectives, policies, and processes for managing capital and regulatory capital, respectively, in accordance with paragraphs 134–136 of IAS 1. Capital Description The Conceptual Framework establishes a concept of Financial Capital and one of Physical Capital. In this regard, the Bank applies the concept of Financial Capital, which translates into the consideration of invested money or invested purchasing power; capital is synonymous with the entity’s net assets or equity. The definition of regulatory capital was changed in December 2021, and is now defined as follows: • Paid-in capital from subscribed and paid common shares of the Bank; • Premium paid for instruments included in this component of capital; • Reserves, whether from earnings or not, from depreciation of perpetual bonds and expiry of perpetual bonds; • Items under “other accumulated comprehensive income”; • Retained earnings from prior periods, profit (loss) for the year, net of provisions for minimum dividends, revaluation of perpetual bonds, and payment of interest and/or dividends on regulatory capital financial instruments issued; • Non-controlling interest as indicated in the CASB. Objectives The Bank’s main objectives in Capital Management include: • Meeting internal capital and capital adequacy goals; • Complying with regulatory requirements; • Aligning the Bank’s strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.); • Supporting business growth and any strategic opportunities that may arise. Policies The Bank has an Asset and Liability Committee (ALCO), which is responsible for supervising, authorizing, establishing policies, and evaluating all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the oversight and assessment of capital levels and returns consistent with the Bank’s strategy. The Risk and Compliance Committee (IRC) monitors and is responsible for the primary and secondary metric limits based on the risk appetite. Additionally, the Bank has developed the necessary policies to support the management and fulfillment of capital management strategies and objectives, including: - Capital Adequacy Policy; - Capital Planning Policy; - Policy for Managing Capital Deterioration Situations; - Capital Monitoring Policy; - Dividend Policy and Basel III Implementation. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 215

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Capital Management Processes Capital is managed in accordance with the risk environment, Chile’s economic performance, and the economic cycle. The relevant Committee may adjust our current capital policies to address changes in the aforementioned risk environment. Capital management is based on a Capital Framework aimed at ensuring that the level, structure, and composition of capital are adequate at all times, considering the Bank's risk profile and various scenarios. This framework ensures compliance with both minimum regulatory requirements and the Bank’s risk appetite and Recovery Plan, aligning with the interests of all stakeholders and supporting the growth strategy defined by the Bank. The capital model defines the functional and governance aspects related to capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital-related reporting and disclosure. This model covers the main capital management activities: 1. Setting solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies, to ensure a solid capital level consistent with the Bank's risk profile, and efficient use of capital to maximize shareholder value. 2. Developing a capital plan to meet these objectives in line with the strategic plan. 3. Assessing capital adequacy to ensure the capital plan aligns with the Bank’s risk profile and risk appetite (including stress scenarios). 4. Developing the capital budget as part of the Bank’s budgeting process. 5. Monitoring and controlling budget execution and developing action plans to correct any deviations from the budget. 6. Calculating capital metrics. 7. Preparing internal capital reports, as well as reports for supervisory authorities and the market. Compliance with Capital Management Objectives The Bank continuously evaluates its risk-return ratios through its core capital, effective equity, economic capital, and return on capital. Regarding capital adequacy, the Bank conducts its internal process based on the FMC standards in effect since December 1, 2021 (Basel III). Economic capital refers to the capital required to support all the risk arising from business activities at a given level of solvency. Monitoring and tracking of metrics and their limits are carried out by the ALCO, which also performs a monthly evaluation of capital levels and risk appetite. Additionally, it oversees the solvency indicator “Regulatory Capital / Risk-Weighted Assets,” which is monitored both on a Phased-in and Fully Loaded basis, with the latter considering capital requirements at 100% enforceability. Quantitative Data on Capital Management The Bank primarily manages its capital by increasing its effective equity through the accumulation of earnings. This approach enables it to maintain a minimum regulatory capital-to-risk-weighted-assets ratio of 16.66%, which is 440.5 basis points above the required minimum When is an Entity is Subject to External Requirements Minimum Required Capital According to the General Banking Law, a bank must maintain a minimum of UF 800,000 (approximately Ch$31,589 million or US$33 million as of September 30, 2025) in paid-in capital and reserves, calculated in accordance with FMC regulations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 216

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Capital Requirements

According to the new General Banking Law (as updated by Law 21.130), the minimum capital requirements have increased both in amount and quality. The total regulatory capital remains at 8% of risk-weighted assets, but now includes credit, market, and operational risks. The minimum Tier 1 capital requirement has increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can consist of Additional Tier 1 (AT1) capital—such as preferred shares or perpetual bonds, which may be convertible into common shares. Tier 2 capital is now set at 2% of risk-weighted assets. Chapter 21-1 of the UCBR defines the components of regulatory equity.


Pilar II
0 – 4%
Systemic buffer
1- 3.5%
Counter cyclical buffer
0 – 2.5%
Conservation buffer
2.5%
8.0%
T2
Tier II
6.0%
AT1
4.5%
Tier I
CET1

Additional capital demands have been incorporated through a capital conservation buffer of 2.5% of risk-weighted assets (UCBR 21-12). Furthermore, the Central Bank of Chile, with prior agreement from the FMC, may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets, in accordance with FMC regulations (UCBR 21-12). Both buffers must be composed of core capital. In addition, the FMC, with the favorable agreement of the Board of the Central Bank of Chile (BCCh), has the authority to establish new regulatory methodologies for calculating risk-weighted assets related to: Credit risk (UCBR 21-6), Market risk (UCBR 21-7), and Operational risk (UCBR 21-8). This authority also extends to: conditions for the issuance of hybrid AT1 instruments, capital charges for domestically systemically important banks (D-SIBs), prudential deductions from regulatory capital, imposition of additional measures, including increased capital, for banks with deficiencies in their Supervisory Review and Evaluation Process (SREP or Pillar II). Pillar II aims to ensure that banks maintain a capital level appropriate to their risk profile and encourages the development and use of effective risk monitoring and management processes. Banks are responsible for conducting an Internal Capital Adequacy Assessment Process (ICAAP), while supervisors must review these strategies and internal evaluations. If supervisors are not satisfied with the outcomes, they may intervene early. This can include requiring capital above the minimum regulatory threshold, especially to ensure resilience in adverse credit cycles.

The result was a simplified report with the conclusions of the self-assessment process, which in its first version in 2021 only included credit risk, in 2022 included Pillar I risks, and in 2023 the full report was required. On April 11, 2025, the FMC issued Exempt Resolution No. 3,612 applying additional capital requirements under Pillar II, in which the commission's board resolved to apply capital requirements of 0.25%, which the Bank must comply with 50% by June 2025.

According to the General Banking Law, banks must maintain a regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, and a requirement for paid-in capital and reserves ("core capital") of at least 3% of total assets, also net of credit losses. Regulatory capital is defined as the aggregate of:

- The bank's paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches, or core capital;
- Perpetual bonds and preferred shares referred to in Article 55 bis of the GBL, issued by the bank and valued at the issuance price, up to one-third of its core capital;
- Subordinated bonds, valued at their issuance price, with a 20% annual reduction starting six years before maturity, up to 50% of its core capital; and
- Additional provisions for credit losses, up to 1.25% of credit risk-weighted assets.

On April 1, 2025, the FMC announced the annual classification of systemically important banks and established corresponding requirements. In this announcement, the Commission's board approved Resolution No. 3,143, which maintains the classification for another year, thereby sustaining the requirement for an additional 1.5% core capital charge for the Bank.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 217

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

On April 1, 2025, the FMC announced the annual classification of systemically important banks and established corresponding requirements. In this announcement, the Commission's board approved Resolution No. 3,143, which maintains the classification for another year, thereby sustaining the requirement for an additional 1.5% core capital charge for the Bank.

On April 14, 2025, the FMC reported on the application of the Pillar II capital requirement. The announcement states that the Board approved Resolution No. 3,612 regarding this application. The additional capital requirement is 0.25 percent, of which 50 percent must be applied no later than June 30, 2025.

At its Financial Policy Meeting on November 19, 2024, the Board of the Central Bank of Chile decided to maintain the Countercyclical Capital Buffer (CCyB) at 0.5% of risk-weighted assets. This buffer was initially activated on May 24, 2023, as announced by the FMC, following the first semester 2023 Financial Policy Meeting of the Central Bank. At that time, the Board of the Central Bank agreed to activate the CCyB at a level of 0.5%, to become enforceable within one year, with the unanimous prior favorable opinion of the FMC. The decision was taken as a precautionary measure in response to increased external financial uncertainty.

Compliance with external requirements

Regulatory capital and core capital are calculated based on the Consolidated Interim Financial Statements prepared in accordance with the CASB issued by the FMC. As a result of the merger between two predecessor institutions with a significant market share in the Chilean financial market, our current minimum regulatory requirement consists of a minimum regulatory capital-to-risk-weighted assets ratio of 12.25%, As of the reporting date, the Bank maintains a regulatory capital-to-risk-weighted assets ratio of 16.66%.

Period-to-period changes

Schedule of changes to minimum capital requirements:

	September 30, 2025	December 1, 2024
	%	%
Requirements		
Pillar II charge	0.13%	–%
Systemic Charge	1.13%	1.13%
Counter-cyclical Capital buffer	0.50%	0.50%
Capital Conservation	2.50%	2.50%
Tier T2	2.00%	2.00%
AT1	1.50%	1.50%
CET1	4.50%	4.50%
Total	**12.25%**	**12.13%**

Other Announcements and Statements

In January 2019, a new version of the GBL was published. Among the most significant changes was the adoption of capital levels aligned with Basel III standards. In 2020, the final versions of the regulations governing the new capital models for the Chilean banking sector were released.

Pillar III promotes market discipline and financial transparency through the disclosure of meaningful and timely information. This enables users to better understand the risk profile and capital structure of local banking institutions, thereby reducing information asymmetries.

On July 8, 2025, the FMC published Circular No. 2,365 - Adjustments to Chapter 21-13 of the UCBR for the determination of additional regulatory capital requirements for banking entities, as a result of the supervisory process known as Pillar II of Basel III. The new regulatory adjustments published introduce improvements to Chapter 21-13 of the UCBR , with the objective of facilitating the supervisory process and clarifying some aspects of the capital evaluation process. The adjustments will be incorporated partially, with an initial application starting with the reports reported in December 2025 and will finalize in the review of the ICAAP, which will be delivered in April 2027.

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 218

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of regulatory capital

Item No	Total assets, risk-weighted assets and components of regulatory capital under Basel III		Comprehensive consolidated results	
			As of September 30, 2025	As of December 31, 2024
			Ch$mn	Ch$mn
1	Total assets according to the statement of financial position		68,240,207	68,458,932
2	Investment in unconsolidated subsidiaries	a	-	-
3	Assets discounted from regulatory capital, other that item 2	b	10,981,096	13,243,643
4	Credit equivalents	c	4,185,489	3,402,423
5	Contingent loans	d	2,863,049	2,836,980
6	Assets arising from the intermediation of financial instruments	e	94,948	18,622
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**		**64,212,701**	**61,436,070**
8.a	Credit risk-weighted assets, estimated according to standardized methodology (CRWAs)	f	29,931,015	29,921,944
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	f	-	-
9	Market risk-weighted assets (MRWAs)	g	7,648,752	5,967,201
10	Operational risk-weighted assets (ORWAs)	h	4,964,597	4,923,679
11.a	**=(8.a/8.b+9+10) Risk Weighted Assets (RWAs)**		**42,544,364**	**40,812,824**
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAS)**		**42,544,364**	**40,812,824**
12	Shareholders' equity		4,592,379	4,292,440
13	Non-controlling interest	i	115,089	104,394
14	Goodwill	j	-	-
15	Excess of minority investments	k	-	-
16	**= (12+13-14-15) Common equity tier 1 (CET1) equivalent**		**4,707,468**	**4,396,834**
17	Additional deductions to Common Equity Tier 1, other than item 2	l	106,388	128,425
18	**= (16-17-2) Common Equity Tier 1 (CET1)**		**4,601,080**	**4,268,409**
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	m	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	m	-	-
21	Preferred shares imputed to Additional Tier 1 capital (AT1)		-	-
22	Perpetual Bonds imputed to Additional Tier 1 capital (AT1)		671,738	693,382
23	Discounts applied to AT1	l	-	-
24	**= (19+20+21+22-23) Additional Tier 1 capital (AT1)**		**671,738**	**693,382**
25	**= (18+24) Tier 1 capital**		**5,272,818**	**4,961,791**
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	n	179,098	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,633,862	1,706,525
28	**= (26+27) Equivalent Tier 2 capital (T2)**		**1,812,960**	**1,999,525**
29	Discounts applied to T2	l	-	-
30	**= (28-29) Tier 2 capital (T2)**		**1,812,960**	**1,999,525**
31	**= (25+30) Regulatory capital**		**7,085,778**	**6,961,316**
32	Additional core capital required to build up the conservation buffer	p	1,063,609	1,020,321
33	Additional core capital required for the constitution of the cyclical buffer	q	212,722	204,064
34	Additional core capital required for systemically rated banks	r	478,624	459,144
35	Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II)	s	53,180	-

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 219

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued a. Refers to the value of investments in subsidiaries that are not consolidated. This applies only under local consolidation when the bank has foreign subsidiaries, with their value fully deducted from assets and CET1. b. Refers to the value of asset items that are deducted from regulatory capital, in accordance with section (a) of Title No. 3 of Chapter 21-30 of the UCBR. c. Refers to credit equivalents of derivative instruments, as per section (b) of Title No. 3 of Chapter 21-30 of the UCBR. d. Refers to contingent exposures, as established in section (c) of Title No. 3 of Chapter 21-30 of the UCBR. e. Refers to assets related to the intermediation of financial instruments on the bank’s own behalf for third parties, which are within the bank’s consolidation perimeter, as outlined in section (d) of Title No. 3 of Chapter 21-30 of the UCBR. f. Refers to credit risk-weighted assets, estimated according to Chapter 21-6 of the UCBR. If the bank is not authorized to use internal methodologies, it must report field 8.b as zero and include 8.a in field 11.a. If it is authorized, 8.b should be added to 11.a. g. Refers to market risk-weighted assets, as estimated under Chapter 21-7 of the UCBR. h. Refers to operational risk-weighted assets, estimated under Chapter 21-8 of the UCBR. i. Refers to non-controlling interest, based on the level of consolidation, up to 20% of shareholders’ equity. j. Refers to assets classified as goodwill. k. Refers to asset balances from investments in non-core business entities not included in consolidation, in excess of 5% of owners’ equity. l.For CET1 and T2, banks must estimate the equivalent value for each capital level as well as the fully applied value according to Chapter 21-1 of the UCBR. The difference between the equivalent and fully applied value must be weighted by the discount factor in effect at the reporting date, as per the transitional provisions in Chapter 21-1 of the UCBR. For AT1, any applicable discounts are applied directly. m. Provisions and subordinated bonds assigned to Additional Tier 1 capital (AT1), as defined in Chapter 21-2 of the UCBR. n. Provisions and subordinated bonds assigned to the equivalent definition of Tier 2 capital (T2), as set out in Chapter 21-1 of the UCBR. o. In accordance with transitional provisions, starting December 1, 2022, solvency requirements are also applied at the local consolidated level. Data at this level should be reported in this column. Banks without foreign subsidiaries should not complete these fields. p. Refers to additional core capital (CET1) for the creation of the capital conservation buffer, as established in Chapter 21-12 of the UCBR. q. Refers to additional core capital (CET1) for the establishment of the countercyclical buffer, per Chapter 21-12 of the UCBR. r. Refers to additional core capital (CET1) for banks classified as systemically important, according to Chapter 21-11 of the UCBR. s. Refers to additional capital for assessing the adequacy of effective equity (Pillar II), in accordance with Chapter 21-13 of the UCBR. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 220

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and regulatory compliance indicators according to Basel III

N° Item	Solvency indicators and Basel III compliance indicators		Consolidated results	
			As of September 30, 2025	As of December 31, 2024
	(in % with two decimals) (*)		%	%
1	**Leverage indicator**		**7.17%**	**6.95%**
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	a	3.00%	3.00%
2	**Core capital indicator**		**10.81%**	**10.46%**
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	a	5.71%	5.63%
2.b	Capital buffer deficit	b	-%	-%
3	**Tier 1 capital indicator**		**12.39%**	**12.16%**
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	a	7.23%	7.13%
4	**Regulatory capital indicators**		**16.66%**	**17.06%**
4.a	Regulatory capital indicator that the bank must meet, considering the minimum requirements.	a	9.25%	9.13%
4.b	Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable	b	-%	-%
4.c	Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	c	12.25%	12.13%
5	**Solvency rating**	**d**	**A**	**A**
	Compliance indicators for solvency			
6	**Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS**	**e**	**0.60%**	**0.98%**
7	**Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.**	**f**	**35.51%**	**39.98%**
8	**Additional Tier 1 capital (AT1) in relation to core capital**	**g**	**14.60%**	**16.24%**
9	**Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs**	**h**	**-%**	**-%**

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 221

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued a. In the case of leverage, the minimum level is 3%, without prejudice to additional requirements for systemically important banks, which may be set in accordance with the provisions of Chapter 21-30 of the UCBR. In the case of core capital, the bank must consider a limit of 4.5% of risk-weighted assets (RWA). Additionally, where applicable, the bank must add the current systemic surcharge according to transitional provisions, as well as the Pillar 2 requirement defined at this level of capital. For new banks that do not have paid in capital up to 400,000 UF, an additional 2% must be added to the minimum requirement in accordance with Article 51 of the GBL. This value decreases to 1% if the paid-in capital exceeds 600,000 UF but is less than 800,000 UF. In the case of Tier 1 capital, the bank must consider a minimum requirement of 6%, plus any Pillar 2 charge defined at this capital level. Finally, at the level of regulatory capital, the bank must consider a minimum requirement of 8% of RWA. To this value, additional charges for Pillar 2, systemic banks, and those indicated in Article 51 of the LGB for new banks must be added. b. The capital buffer shortfall must be estimated in accordance with Chapter 21-12 of the UCBR. This value defines the restriction on dividend distribution if positive, as stipulated in the aforementioned Chapter. In the case of effective equity, the value of the conservation and countercyclical buffer in effect as per the transitional provisions at the reporting date must be added, along with the value defined in note a), even if a requirement under Article 35 bis of the GBL exists. c. If the bank has an effective equity requirement in effect under Article 35 bis of the GBL, it must report its value in this cell in accordance with the transitional provisions. d. This corresponds to the solvency classification as established in Article 61 of the GBL. e. There is a limit of 1.25% if the bank uses standard methodologies (field T1_8.a), or 0.625% if the bank uses internal methodologies (field T1_8.b), in the estimation of RWA for credit risk (CRWA). f. Subordinated bonds counted towards Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), considering the deductions applied to these instruments as per Chapter 21-1 of the UCBR. g. Additional Tier 1 capital (AT1) must not exceed one-third of CET1. h. Additional provisions and subordinated bonds allocated to AT1 must not exceed 0.5% of RWA as of December 1, 2022, according to the transitional provisions of Chapter 21-2 of the UCBR. i. According to the transitional provisions, from December 1, 2022, solvency requirements also apply at the local consolidated level. Figures at this level must be reported in this column. Banks without foreign subsidiaries are not required to complete this data. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2025, and 2024, and as of December 31, 2024 Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 222

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025, and 2024, and as of December 31, 2024

NOTE 49 - SUBSEQUENT EVENTS

Bond Issuances

After September 30, 2025, the Bank has issued the following bonds in the local market:

Series	Currency	Rate	Issue date	Amount
T-23	UF	2.74%	10-02-2025	550,000
T-23	UF	2.72%	10-07-2025	150,000
T-23	UF	2.73%	10-09-2025	400,000
T-23	UF	2.73%	10-10-2025	100,000
T-23	UF	2.73%	10-13-2025	200,000
T-21	UF	2.68%	10-20-2025	530,000
T-23	UF	2.79%	10-21-2025	400,000
BA	UF	2.86%	10-23-2025	400,000
T-23	UF	2.79%	10-27-2025	300,000

Consolidated Financial Statements

As of October 28, 2025, these Interim Consolidated Financial Statements were approved by the Board of Directors.

There are no other subsequent events that occurred between October 1, 2025, and the issuance date of these Interim Consolidated Financial Statements (October 28, 2025) that need to be disclosed.

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRÉS TRAUTMANN BUC
Chief Executive Officer

Interim Consolidated Financial Statements

September 2025 / Banco Santander-Chile 223

Interim Consolidated Financial Statements September 2025 / Banco Santander-Chile 224